EXHIBIT D

REPUBLIC OF COLOMBIA

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information appearing herein.

	2004		2005		2006		2007		2008
Domestic Economy
Real GDP Growth (percent)(1)		4.7%		5.7%		6.9%		7.5%		2.5%
Gross Fixed Investment Growth (percent)(2)		13.7		21.2		17.2		15.2		8.5
Private Consumption Growth (percent)(2)		3.7		4.7		6.8		7.6		2.5
Public Consumption Growth (percent)(2)		4.6		6.4		4.2		4.5		1.3
Consumer Price Index(3)		5.5		4.9		4.5		5.7		7.7
Producer Price Index(3)		4.6		2.1		5.5		1.3		9.0
Interest Rate (percent)(4)		7.8		7.0		6.3		8.0		9.5
Unemployment Rate (percent)(5)		12.1		10.3		11.8		9.9		10.6

	(millions of U.S. dollars)
Balance of Payments
Exports of Goods (FOB)(6)		$16,442		$20,818		$23,930		$29,381		$37,095
Oil and its derivatives(6)		4,227		5,559		6,328		7,318		12,204
Coffee(6)		949		1,471		1,461		1,714		1,883
Imports of Goods (FOB) (6)		15,324		19,431		23,976		30,100		36,313
Current Account Balance(6)		(906)		(1,882)		(2,983)		(5,837)		(6,761)
Net Foreign Direct Investment(6)		2,873		5,590		5,558		8,136		8,406
Net International Reserves		13,536		14,947		15,436		20,949		24,030
Months of Coverage of Imports (Goods and Services)		8.2		7.2		6.1		6.7		6.5

	(billions of pesos or percentage of GDP)
Public Finance(7)
Non-financial Public Sector Revenue	Ps.	128,912	Ps.	150,485	Ps.	169,154	Ps.	195,727	Ps.	193,195
Non-financial Public Sector Expenditures		129,654		151,940		170,485		201,268		191,828
Non-financial Public Sector Primary Surplus/(Deficit)(8)		8,506		10,509		11,679		13,072		17,022
Percent of GDP(7)		3.1%		3.3%		3.2%		3.0%		3.6%
Non-financial Public Sector Fiscal Surplus/(Deficit)		(3,586)		(954)		(3,162)		(4,322)		342
Percent of GDP(7)		(1.1)%		(0.2)%		(0.8)%		(1.0)%		0.1%
Central Government Fiscal Surplus/ (Deficit)		(13,985)		(13,753)		(13,069)		(11,613)		(11,607)
Percent of GDP(7)		(4.6)%		(4.0)%		(3.4)%		(2.7)%		(2.3)%
Public Debt
Public Sector Internal Funded Debt (billions of pesos)(10)	Ps.	99,354	Ps.	117,126	Ps.	124,206	Ps.	132,433	Ps.	140,065
Percent of GDP(1)		33.2%		34.9%		32.4%		30.7%		29.4%
Public Sector External Funded Debt (millions of dollars)(11)		$25,015		$25,353		$25,889		$27,923		$28,556
Percent of GDP(1)		20.0%		15.9%		15.1%		13.0%		13.4%

1:	Figures calculated using new methodology implemented by Departamento Administrativo Nacional Estadístico (“DANE”) in 2008, using 2000 as the base year for calculating constant prices.

2:	Figures for 2007 and 2008 are estimated.

3:	Percentage change over the twelve months ended December 31 of each year.

4:	Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).

5:	Refers to the average unemployment rates in the thirteen largest cities in Colombia in December of each year.

6:	Figures for all years have been recalculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Preliminary figures for 2004 through 2008. Imports and exports of goods do not include “special trade operations.”

7:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues and nets transfers among the different levels of the non-financial public sector. Figures given as a percentage of GDP calculated using new methodology implemented by DANE in 2008, using 2000 as the base year for calculating constant prices.

8:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income.

9:	Figures for 2008 are subject to revision Exchange rates at December 31 of each year.

10:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of more than one year, and public sector entities’ guaranteed internal debt.

11:	Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year.

Sources:	Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), DANE and Consejo Superior de Política Fiscal (“CONFIS”).

CURRENCY OF PRESENTATION

All references herein to “pesos” and “Ps.” are to the currency of Colombia, and all references herein to “U.S. dollars,” “dollars,” “U.S.$” and “$” are to the currency of the United States of America. Unless otherwise indicated, all peso amounts are stated in nominal terms. As used herein, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one thousand billion, or 1,000,000,000,000. The Financial Superintendency calculates and publishes a rate (the “representative market rate”) on a daily basis which is the average of the buy and sell foreign exchange rates quoted on the previous business day by certain commercial banks and financial corporations in the four largest Colombian cities. On July 31, 2009, the representative market rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 2,043.37/$1.00. Historical amounts translated into pesos or dollars have been converted at the historical rates of exchange summarized below. See “Monetary System—Foreign Exchange Rates and International Reserves.” The fiscal year of Colombia ends on December 31 of each year. The fiscal year ended December 31, 2008 is referred to herein as “2008,” and other years are referred to in a similar manner.

INTRODUCTION

From 1950 until 1998, Colombia enjoyed real Gross Domestic Product (“GDP”) growth every year (ranging from a low of 0.6% in 1998 to a high of 8.5% in 1978) and relatively stable rates of inflation as measured by the change in the consumer price index (with a low of 2.2% in 1955 and a high of 32.6% in 1963). In 1999, however, the Colombian economy contracted by 4.2% due to adverse climatic conditions, the negative effects of the financial crises in Asia and Russia, higher domestic interest rates and the significant decline in international crude oil and other commodity prices. In more recent years, the Colombian economy has returned to positive real growth with real GDP growing at 4.7% in 2004, 5.7% in 2005, 6.9% in 2006, 7.6% in 2007 and 2.5% in 2008. Inflation, as measured by the change in the consumer price index, declined to an average of 5.5% (on an annualized basis) in 2004, 4.9% in 2005 and 4.5% in 2006, but rose to 5.7% in 2007 and to 7.7% in 2008. The reduction in real GDP growth in 2008 was mainly due to the weakening of internal demand and to the impact of the international financial crisis on the Colombian economy. Inflation increased in 2008 mainly due to an increase in global commodity prices, which resulted in higher food and oil prices, especially in the first half of 2008. See “Economy—Gross Domestic Product” for more information on the effects of the international financial crisis on the Colombian economy and the measures taken by the Government in response.

Due to the implementation of trade and foreign exchange liberalization policies, Colombia has experienced current account deficits in most years since 1994. In 2004, the current account deficit was $906 million, while the trade surplus was $1,346 million and the capital account surplus increased to $3,205 million. The current account deficit widened to $1,882 million in 2005, while the trade surplus and the capital account surplus rose to $1,595 million and $3,236 million, respectively. In 2006, the current account deficit further widened to $2,983 million, while the trade surplus decreased to $322 million and the capital account surplus decreased to $2,890 million. In 2007, the current account deficit increased to $5,837 million and the trade balance recorded a deficit of $596 million, while the capital account surplus increased to $10,347 million. In 2008, the current account deficit increased to $6,761 million and the trade balance recorded a surplus of $990 million, while the capital account surplus decreased to $9,552 million. The current account deficit in 2008 grew largely as a result of the increase in the remittances of profits and dividends of foreign companies in Colombia to their head offices abroad.

Net foreign investment (including direct and portfolio investment), which stood at a net inflow of $2,602 million in 2004, increased to $3,848 million in 2005. In 2006, net foreign investment decreased to a net inflow of $3,127 million. In 2007, net foreign investment rose to a net inflow of $9,027 million. In 2008, net foreign investment decreased to a net inflow of $7,316 million.

In 1999, Banco de la República, Colombia’s central bank, abandoned its currency band and adopted a floating exchange rate regime. As a result of that change, as well as other economic adjustment measures implemented by the Government, net international reserves at year end have increased continually from $13,536 million in 2004, to $14,947 million in 2005, to $15,436 million in 2006 and to $20,949 million in 2007. At the end of 2008, net international reserves totaled $24,030 million.

Colombia’s ratio of total net non-financial public sector debt to GDP decreased from 42.4% in 2004, to 38.9% in 2005, to 36.0% in 2006, to 32.3% in 2007 and further to 31.9% in 2008, primarily as a result of the general increase in economic activity, the decrease in Government expenditure, as well as the tax, pension and labor reform legislation approved by Congress in October 2002 and the early retirement of certain external debt.

In 2005, the Government revised the principal indicator it would be using as a basis for the Government’s projections regarding fiscal deficit, primary balance and public debt balance. The new principal indicator is the total debt net of external financial assets, which is calculated by subtracting the amount of external assets owned by the National Treasury, the Oil Stabilization and Savings Fund and the other decentralized entities from the total net non-financial public sector debt figure. The ratio of total debt net of external financial assets to GDP as so calculated was 39.9% in 2004, to 36.0% in 2005, to 32.5% in 2006 and to 29.2% in 2007. In 2008, total public sector debt net of external financial assets to GDP increased to 30.8%.

From 2000 to 2002, the Central Government’s deficit was at approximately 5% of GDP. Since then the Central Government’s deficit started to decrease, except in 2004, when the deficit climbed from 4.4% to 4.7% of GDP. Economic recovery, tax reforms and a more efficient collection system have increased the Central Government’s revenues. At the same time, the government made important efforts to reduce non-rigid expenditures in the framework of the IMF Stand-by Arrangements. This combination of increased revenues and reduced expenditures has been reflected in lower deficits in the last few years.

Colombia’s non-financial public sector deficit was at 1.2% of GDP in 2004, 0.3% of GDP in 2005, 0.8% of GDP in 2006 and 1.1% of GDP in 2007. In 2008, non-financial public sector recorded a surplus of 0.1% of GDP. The Central Government’s deficit was 2.3% of GDP for 2008, as compared to 2.7% of GDP in 2007, 3.4% of GDP in 2006, 4.1% of GDP in 2005 and 4.7% of GDP in 2004. The consolidated public sector deficit is estimated at Ps. 678 billion, or 0.1% of GDP for 2008, below the initial estimate of 0.8% of GDP contemplated in the Medium Term Fiscal Plan released in 2008. The better than expected consolidated public sector deficit in 2008 was mainly due to the better fiscal results from the decentralized entities and a decrease in the Central Government’s expenses.

In an effort to continue a fiscal adjustment program that began in 1999 with the implementation of an Extended Fund Facility between Colombia and the International Monetary Fund (“IMF”), and that was aimed at curbing deterioration in the fiscal accounts, Colombia and the IMF entered into a two-year Stand-By Arrangement in January 2003. In May 2005, Colombia and the IMF entered into a new 18-month, $613 million Stand-By Arrangement to support Colombia’s economic program through November 2006, replacing the expired Stand-By Arrangement entered into in January 2003. Colombia treated the new Stand-By Arrangement as precautionary and did not draw under it. After the Stand-By Arrangement expired in November 2006, the Government did not renew the Stand-By Arrangement. On May 11, 2009 the IMF’s executive board approved a one year arrangement under the IMF’s Flexible Credit Line for $ 10.5 billion. See “Public Sector Finance— Application for Flexible Credit Line with IMF.

Unlike other major Latin American countries, Colombia avoided hyperinflation and involuntary debt restructurings during the 1980s, although it faced the same external conditions (including lower export prices, economic recession in Colombia’s key trading partners, a reduction in foreign capital inflows and high interest rates) that negatively affected other Latin American countries during that period. During the 1980’s, Colombia did, however, enter into voluntarily syndicated loan agreements to refinance certain maturities of its commercial bank debt, and maintained access to new borrowings through multilateral and bilateral credits. Since 1993, Colombia has obtained access to the international capital markets through the issuance of bonds in the United States, Europe and Japan and through borrowings from commercial bank syndicates. Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

Other factors, such as increases in inflation, exchange rate fluctuations, increases in interest rates, declines in foreign direct and portfolio investment, adverse conditions in the international capital markets, changes in international commodity prices, violence and disruption associated with the guerilla groups and narcotics organizations and other political, economic and diplomatic developments in or affecting Colombia could have a material adverse effect on the country’s economy.

In March 2004, the Government presented to Congress a constitutional amendment seeking to lift the ban on presidential re-election. The re-election bill was approved by means of Legislative Act No. 02 dated December 27, 2004 (the “Legislative Act”) after it passed eight successful congressional votes (four successful congressional votes in two consecutive congressional terms). Following the filing of several complaints challenging the constitutionality of the Legislative Act, the Constitutional Court declared that the Legislative Act did not violate the Constitution.

Congress also passed the “Electoral Guarantees Law”, which regulates the manner in which a current president may act as a candidate in a re-election without having unfair advantages over his or her opponents. In November 2005, the Constitutional Court upheld the Electoral Guarantees Law as constitutional. Following the Constitutional Court’s decision, President Uribe declared his candidacy for president in the May 2006 elections.

On May 28, 2006, President Uribe was re-elected in the first ballot with 62.2% of the votes. Carlos Gaviria, from the Alternative Democratic Pole Party, finished second with 22.0% and Horacio Serpa, from the Liberal Party, was third with 11.8% of the votes. See “Republic of Colombia— Government and Political Parties.”

President Uribe has been pursuing a plan announced at the outset of his second administration which has included the following goals:

•

Economy. The Government plans on achieving a 6% annual rate of growth. To that end, the Government plans on pursuing a stable macroeconomic policy, reforming the tax system, boosting credit supply and attracting foreign investors as major priorities. In addition, the Government plans on increasing the number of beneficiaries of social assistance programs.

•

Security. The Government intends on continuing its efforts to reduce homicides, kidnappings and illegal drug production, insisting on a dialogue with the illegal armed groups and strengthening the programs to reintegrate former combatants into civil society.

•

Commercial relationships. The Government plans on promoting the redirection of the Andean Community of Nations, developing the agreements already signed with Mercosur, expanding the free trade agreements with countries of Central America and the European Union and increasing economic cooperation with China and Japan.

No assurance can be given that any of these goals will be achieved.

REPUBLIC OF COLOMBIA

Geography and Population

Colombia is the fourth largest country in South America, with a territory of 441,020 square miles (1,141,748 square kilometers). Located on the northwestern corner of the South American continent, Colombia borders Panama and the Caribbean Sea on the north, Peru and Ecuador on the south, Venezuela and Brazil on the east and the Pacific Ocean on the west.

Colombia is a country of great geographical diversity. Three ranges of the Andes, the Western, Central and Eastern Cordilleras, occupy the southwestern and central sections of the country, running through it from south to north. Grassland plains, known as Los Llanos, lie to the northeast of these ranges and extend to the Venezuelan border. The Amazon forest lies to the south of the grassland plains. The Magdalena River rises in the Central Cordillera and flows to the Caribbean Sea, near the city of Barranquilla, through a rich alluvial plain. Approximately 4% of the land is arable, approximately 41% is suitable for grazing and about 55% is forested. Colombia lies almost entirely in the north tropical zone; however, the country’s regional climates vary with altitude. A tropical climate predominates in the coastal and Amazon regions, while a temperate climate predominates in the mountains.

According to the National Administrative Department of Statistics (“DANE”), Colombia’s population in 2008 was 44.5 million, compared with 43.9 million in 2007. Based on the latest available population statistics for Colombian cities, in 2008, 7.2 million people lived in the metropolitan area of Bogotá, the capital of Colombia. Furthermore, in 2008, Medellín and Cali, the second and third largest cities, had populations of approximately 2.3 million and 2.2 million, respectively. The most important urban centers, with the exception of Barranquilla (the largest port city), are located in the Cordillera valleys. Colombia has a population density of approximately 108 people per square mile (42 people per square kilometer).

Colombia is generally classified as a middle-income developing country. The following table sets forth the latest selective comparative statistics published by the World Bank.

Selected Comparative Statistics

	Colombia	Venezuela	Brazil	Mexico	U.S.
GNI Per Capita (2007)(l)	$3,250	$7,320	$5,910	$8,340	$45,840
Life Expectancy at Birth (2007)	73	74	72	74	78
Illiteracy Rate (2007)(2)	7%	7%	11%	8%	n/a
Infant Mortality (2007)(3)	17	18	19	29	8
Poverty (2007)(4)	n/a	n/a	22%	18%	n/a

n/a = Not available.

1:	GNI per capita (formerly GNP per capita) is the gross national income divided by the midyear population, converted to U.S. dollars using the World Bank Atlas method.

2:	Percentage ages 15 and over.

3:	Number of infants dying before reaching the age of one year, per 1,000 live births.

4:	Percentage of population living below national poverty line.

Sources:	World Bank Group, Development Data Group and DANE.

Government and Political Parties

The Republic of Colombia is one of the oldest democracies in the Americas, with regular transitions of power between successive administrations since 1957. In 1991, a popularly elected Constitutional Assembly approved a new Constitution, replacing the Constitution of 1886. The main features of the 1991 Constitution include further governmental decentralization, autonomy of the central bank, increased Congressional powers and the creation of several new public agencies. Colombia continues to be governed as a Presidential Republic.

On May 26, 2002, Mr. Alvaro Uribe was elected president of Colombia for the 2002-2006 term. President Uribe, a former member of the Liberal Party who ran as an independent, obtained approximately 53% of the popular vote. President Uribe assumed office on August 7, 2002, replacing Mr. Andrés Pastrana, who was elected in 1998. On May 28, 2006, President Uribe was re-elected for the 2006-2010 term after obtaining 62.2% of the popular vote in the first ballot. Carlos Gaviria, from the Alternative Democratic Pole, finished second with 22.0% and Horacio Serpa, from the Liberal Party, was third with 11.8% of the votes.

Originally, under the 1991 Constitution, the President was elected for a four-year term and could not be re-elected to any subsequent term. In March 2004, the Government presented to Congress a constitutional amendment seeking to lift the ban on presidential re-election. The re-election bill was approved by means of Legislative Act No. 02 dated December 27, 2004 (the “Legislative Act”). Following the filing of several complaints challenging the constitutionality of the Legislative Act, the Constitutional Court declared that the Legislative Act did not violate the Constitution. Congress also passed the Electoral Guarantees Law, which regulates the manner in which a current president may act as a candidate in a re-election without having unfair advantages over his or her opponents. In November 2005, the Constitutional Court upheld the Electoral Guarantees Law as constitutional. Following the Constitutional Court’s decision, President Uribe declared his candidacy for president in the May 2006 elections and was elected.

Consideration is being given to allowing President Uribe to serve a third term in office and legislation to that effect has been introduced in Congress. A number of legislative and legal steps are required to complete the process and there is no certainty that they will occur. President Uribe has not declared his intention to stand for re-election.

Colombia is divided into 32 departments. Each department is divided into municipalities. Both governors of the departments and mayors of the municipalities are popularly elected.

Judicial power is vested in the Corte Constitucional (Constitutional Court), the Corte Suprema de Justicia (Supreme Court of Justice, or Supreme Court), the Consejo de Estado (Council of State), the Consejo Superior de la Judicatura (Supreme Judicial Council), the Fiscalía General de la Nación (National Prosecutor General) and in such lower courts as may be established by law. The function of the Constitutional Court, whose nine members are elected by the Senate for an eight-year term, is to assure that all laws are consistent with the Constitution and to review all decisions regarding fundamental rights. The Supreme Court is the final appellate court for resolving civil, criminal and labor proceedings. The Council of State adjudicates all matters relating to the exercise of public authority or actions taken by the public sector, including the review of all administrative decisions or resolutions that are alleged to contradict the Constitution or the law. The Council of State also acts as advisor to the Government on administrative matters. Supreme Court and Council of State justices are appointed for eight-year terms by their predecessors from a list of candidates provided by the Supreme Judicial Council. The National Prosecutor General, who is appointed for a four-year term by the Supreme Court from a list of three candidates submitted by the President, acts as the nation’s prosecutor. The judicial branch is independent from the executive branch with respect to judicial appointments as well as budgetary matters.

National legislative power is vested in Congress, which consists of a 102-member Senate and a 166-member Chamber of Representatives. Senators and Representatives are elected by direct popular vote for terms of four years. The most recent Congressional election took place in March 2006 and the next Congressional election will be held in March 2010. Senators are elected on a nonterritorial basis, while Representatives are elected on the basis of proportional, territorial representation. To be enacted into law, a bill must be approved by a majority of both houses of Congress. Differences between the two houses of Congress are resolved by a bicameral committee, which drafts a joint bill that is presented to both houses. The Constitution grants the President the right to veto bills passed by Congress, subject to Congressional override. Upon the signature of all ministers, the President may issue decrees under special circumstances, including a state of external war, significant domestic disruption or economic, social or ecological emergency. In each department, legislative power is vested in departmental assemblies whose members are elected by direct popular vote. At the municipal level, legislative power is vested in municipal councils, which preside over budgetary and administrative matters.

Traditionally, the principal political parties have been the Liberal Party and the Conservative Party. The following table shows the party composition of the Chamber of Representatives and Senate following the elections in the years indicated.

Party Composition of the Colombian Congress(1)

Party	Chamber of Representatives					Senate
	1991	1994	1998	2002	2006	1991	1994	1998	2002	2006
Liberal	54.0%	56.0%	53.4%	32.0%	21.8%	54.9%	59.0%	48.0%	30.6%	16.7%
Conservative	15.5	20.0	16.1	7.3	17.6	8.8	23.0	15.0	9.9	17.7
Others	30.5	24.0	30.4	60.5	60.6	36.3	18.0	37.0	59.5	65.7

	100.0%	100.0%	100.0%	100.0%	100%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Totals may differ due to rounding.

Source:	Registradría Nacional del Estado Civil (National Civil Registry).

Internal Security

Guerilla organizations have long been a part of Colombian society. The principal active guerilla organizations are the Fuerzas Armadas Revolucionarias Colombianas (Colombian Revolutionary Armed Forces, or “FARC”) and the Ejército de Liberación Nacional (National Liberation Army, or “ELN”). In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence over the local population. In recent years, many of the guerillas have funded their activities through kidnappings and protection and other services rendered to narcotics organizations. In addition, the guerilla organizations have continued to commit acts of terrorism to draw attention to their causes and have focused much of their activities on the pipeline network owned by Empresa Colombiana de Petróleos (Colombian Petroleum Corporation, or “Ecopetrol”), the national oil company. Pursuant to the Ley Nacional de Regalías (National Royalties Law) of 1994, Ecopetrol pays a fee, based on the quantity of oil transported and the distance the oil is transported, to the various townships through which its pipelines run. This fee was implemented in order to help align the local communities’ interests with those of Ecopetrol. According to Ecopetrol, there were 25 attacks on Colombia’s oil infrastructure on the Caño Limón Coveñas pipeline in 2005, which resulted in $8.8 million in lost revenues, and 25 attacks on the same pipeline in 2006, resulting in $12.2 million in lost revenues. In 2007, attacks on oil infrastructure declined to 11 attacks, resulting in $13.9 million in lost revenues and in 2008 increased to 13 attacks which resulted in $11.7 million in lost revenues.

Since 1989, the Government has implemented various measures to address the violence associated with the guerilla movements. From 1989 to 1992, as a result of bilateral negotiations, the Movimiento 19 de Abril (the “M-19”), the Ejército Popular de Liberación (Popular Liberation Army or “EPL”), the Partido Revolucionario de los Trabajadores (Workers’ Revolutionary Party) and the Grupo Quintín Lama suspended all guerilla activities, and 6,500 guerillas joined civil society. In order to encourage guerilla groups to respect human rights, in 1994, Colombia enacted legislation incorporating the Second Protocol to the Geneva Convention of 1949 to protect the victims of non-international armed conflicts.

During President Pastrana’s administration (1998-2002), the Government implemented a comprehensive peace initiative as part of the Plan Colombia directed primarily towards the FARC and the ELN. The peace policy focused on negotiations with the armed organizations; increased investment and economic development in conflict areas; and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income. The Plan Colombia has been financed by the Government and by the Fondo de Inversión para la Paz (Peace Investment Fund or Peace Fund), which receives funds from the private sector, foreign governments and international agencies.

Between October 1999 and February 2002, peace talks with the guerilla organizations ceased and resumed several times, and in 2001 the Government and the FARC signed two agreements outlining the negotiation process: the Acuerdo de los Pozos and the Acuerdo de San Francisco. However, on February 20, 2002, President Pastrana announced the suspension of peace negotiations with the FARC and the end of the negotiation zone due to increased violence by the FARC against the civilian population. As of year-end 2006, negotiations between the FARC and the Government had not resumed. In 2006, the FARC continued their terrorist and narcotrafficking activities despite the Government’s ongoing military campaign against it. They launched several bombings against military targets in urban areas, including Bogotá. The FARC also targeted numerous rural outposts, infrastructure targets, and political adversaries, and continued kidnappings across Colombia. The Government has not expressed an intention of restarting negotiations with the FARC.

In June 2007, 150 members of the FARC were released by the Government, including Rodrigo Granda, one of the higher ranked combatants captured by the Government, as a unilateral act of the Government and positive gesture toward securing the release of certain nationals and foreigners kidnapped by the FARC. The FARC, however, did not reciprocate and instead insisted on negotiating the terms of an exchange of prisoners within the framework of a demilitarized zone. On August 31, 2007, President Uribe accepted the offer by Venezuelan President Hugo Chávez Frías to mediate in negotiations for the release of certain hostages for guerrillas; however, on November 21, 2007, the Government decided to withdraw support for the mediation by President Chavez, citing a breach of protocol. On December 26, 2007, the Government again authorized President Chavez to mediate in the negotiations and approved a plan to liberate three hostages held by the FARC, with the assistance of the International Red Cross, or “IRC”, and under the observation of delegations from Argentina, Brazil, Bolivia, Cuba, Ecuador, France and Switzerland.

On January 10, 2008, two women, Clara Rojas and Consuelo Perdomo, held captive by the FARC were freed in Guaviare, Colombia. On February 27, 2008, four former members of Congress were freed with the assistance of the IRC after being held captive for six years. On July 2, 2008, a special intelligence operation executed by Colombian armed forces rescued 15 hostages of the FARC. Among those rescued alive were the former presidential candidate, Ingrid Betancourt, three North American citizens and eleven members of military forces. On October 26, 2008, former congressman Oscar Tulio Lizcano escaped from the guerrillas after eight years of captivity with the help of his captor.

After unofficial meetings in 1999 between the Government and the ELN, the two sides began formal peace discussions in June 2000, which subsequently ceased and resumed several times. In addition, the Government decided to grant political status to the ELN, an important step in the official negotiation process. However, on May 31, 2002, the Government suspended negotiations with the ELN after the breakdown of the round of discussions in December 2001. Although Uribe administration officials have met since December 2005 with leaders of the ELN to discuss a possible peace agreement after a cease-fire and end of hostilities, an agreement has not yet been reached. The signature of this agreement will seek to provide humanitarian relief for all the victims of the conflict and to include them in the peace-building process but so far, heads of the organization have not shown a willingness to implement such a political agreement. As of year-end 2007, no cease-fire had been announced. The Government has stated that it will not begin peace talks with any of Colombia’s armed rebel groups unless a unilateral cease-fire is first declared.

In 2008, 4,570 members of the FARC, ELN and other guerilla organizations were captured and 1,559 were killed during military encounters. In addition, 3,461 members of the FARC, ELN and other rebel groups demobilized in 2008, the largest demobilization since 2002 and represents an increase of 8.4% in demobilizations compared to 2007. The Government estimated that in 2008 there were approximately 14,300 members of guerilla groups, including the FARC, ELN rebels and Bandas Criminales al servicio del Narcotráfico (Criminal Groups supporting Narcotraffic or “BACRIM”). The Colombian armed forces numbered 285,700 troops (including 85,056 career soldiers) as of the year 2008.

In August 2002, President Uribe announced a State of Emergency in an effort to increase pressure on the guerilla groups. The State of Emergency authorized broad measures, such as the ability, following judicial authorization, to conduct searches without presenting warrants, impose curfews and restrict travel. The decree also authorized the Government to levy a one-time tax on the wealthy, discussed below, to raise funds in an effort to strengthen the security forces. Due to continued attacks by rebel groups against the Colombian population, the Government extended the State of Emergency for an additional 90 days, beginning on February 6, 2003. However, on April 29, 2003, the Colombian Constitutional Court lifted the State of Emergency, holding that the most recent extension was unconstitutional because, among other reasons, the Senate did not have the opportunity to comment on the extension. Congress has since enacted legislation to assist in maintaining public order, including an anti-terrorism statute adopted on December 18, 2003. The constitutionality of this anti-terrorism statute was challenged in the Constitutional Court. On August 30, 2004, the Constitutional Court held that the anti-terrorism statute was unconstitutional because a qualified majority vote of the Chamber of Representatives that was required for the passage of the statute had not been attained.

The emergence of so-called “paramilitary” organizations has added to the violence in the country and these groups, whose activities have been condemned by the Government, have shown little respect for human rights or the rule of law. The principal group of paramilitaries is the Autodefensas Unidas de Colombia (Colombian United Self-Defense Group, or “AUC”). On July 15, 2003, leaders of the AUC formally agreed to begin peace negotiations with the Government and announced their intention to demobilize their forces entirely by December 2005. Five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23, 2003 and ratified on October 7, 2004, through a public announcement called the “Acto de Fe por la Paz”. Since the start of the Uribe administration through April 30, 2009, 50,611 members of illegal armed groups, including paramilitary organizations, have been demobilized.

Pursuant to Resolution No. 16, passed on January 31, 2005, the National Government created a temporary safe zone for the paramilitary group Frente La Mojana in the region of Nueva Esperanza. This resolution began the second phase of demobilization for the group, with the purpose of fostering peace talks between the Government and the paramilitary organizations. The zone was operational from midnight on January 31, 2005 through midnight on February 4, 2005. The demobilization of Frente La Mojana is part of a governmental demobilization program that started in November 2003, and continued a dialogue between the Government and the paramilitary organizations that began in December 2002.

On July 25, 2005, President Uribe approved Law 975 of 2005, known as the Justice and Peace Law, which constitutes the legal framework for future peace talks. This law allows members of illegal groups to demobilize in an individual or collective way, and offers the potential for reduced sentencing and prison terms if the individuals confess their crimes. In 2007, the AUC continued to demobilize under the Justice and Peace Law. More than 32,000 AUC members have demobilized since the Justice and Peace Law became effective in 2005. In December 2006, the Colombian prosecutor’s office began taking sworn confessions from ex-members of the AUC as part of the process under the Justice and Peace Law. Out of 31,671 demobilized paramilitaries, 3,127 were eligible to receive benefits under the Justice and Peace Law. The Government believes that, as of June 2008, paramilitary organizations had been dismantled. Although some AUC members may have regrouped into criminal organizations after demobilization, but the AUC as a formal organization largely has ceased to function.

On December 4, 2007, the Government presented to the Peace Commission within the Chamber of Representatives a draft decree which would grant FARC members the benefits of a humanitarian agreement within the framework of the Justice and Peace Law. In this connection, the draft would authorize a conditional suspension of sentences for the members of rebel groups who show willingness of continuing in the peace process. On April 4, 2008, Decree No. 1059 was passed pursuant to which FARC members that have been detained may at any time demobilize and receive benefits under the law.

According to the legislative procedure, every draft decree must be debated and approved by its corresponding commission and subsequently must be subject to four more debates, two in each chamber of the Congress, before being sanctioned and promulgated by the Presidency.

In 2002, President Uribe announced a program, called the Project for Democratic Society, which seeks to eradicate the guerilla and paramilitary groups and provide security for all, without discrimination against aggressors. To that end, the Government has established a voluntary civilian informant network to combat the insurgent groups and it hopes to enlist up to one million citizens in this program. Among other objectives, the Project for Democratic Society also seeks to:

•	eliminate obligatory military service once the armed forces have expanded to include 100,000 career soldiers, and thereafter replace conscription with national service for men and women;

•	pass anti-terrorism legislation;

•	increase penalties for crimes and improve the justice system; and

•	support and improve the Plan Colombia.

The level of criminal activity has generally shown a decreasing trend since the Uribe administration took office in August 2002. The Government believes that this result can be attributed to the implementation of the Project for Democratic Society. In particular, violence and terrorism by guerilla organizations have generally decreased. Incidents of homicides decreased from 20,210 in 2004 to 18,111 in 2005, 17,479 in 2006, 17,198 in 2007 and further to 16,140 in 2008. Incidents of kidnapping decreased from 1,440 in 2004 to 800 in 2005, 687 in 2006, 521 in 2007, and further to 437 in 2008. Incidents of terrorism generally have been declining, although some increases were seen in 2006 and 2008. There were 724 in 2004, 612 in 2005, 646 in 2006, 316 in 2007 and 347 in 2008. In April 2009, the Government announced that for the twelve-month period ended March 31, 2009, homicides and kidnapping had declined by 8.0% and 34.8%, respectively, as compared to the corresponding period in 2008. For the twelve-month period ended March 31, 2009, incidents of terrorism increased by 10.4% compared to the corresponding period in 2008. For the three-month period ended March 31, 2009, homicides and kidnapping had decreased by 12.3% and 53.5%, respectively, and incidents of terrorism increased by 14.6%, compared to the corresponding period in 2008. There can be no assurance, however, that the recent trend in criminal activity will continue in the future.

The Government has taken various steps to combat the activities of producing, processing and trafficking in narcotics and the violence and terrorism that have become associated with such activities since the mid-1980s. Among other measures, the Government has offered bounties for information leading to the capture of certain criminals, increased its spending on military and police forces and improved the effectiveness of the judicial system, in part through raising the salaries of, and providing greater personal security to, judges and prosecutors.

Following reports about the disappearance of 11 young men in the municipality of Soacha in 2008, the matter is being investigated by several governmental bodies. They are assessing allegations that members of the armed forces deliberately misidentified the young men as guerrillas to benefit from an incentive program that rewards soldiers for combating guerrillas. Definitive findings of fact in the matter have not yet been made. Nevertheless, in November 2008, following the preliminary findings of a temporary special commission reviewing the matter, the Defense Minister announced the retirement from the armed forces of several officers, including three generals, with command authority over the units in question. In addition, the Government announced the release of a human rights policy to be implemented by the military in order to preserve and defend human rights. The Government also established a new school of human rights where officers of the armed forces will receive instruction on human rights issues. Furthermore, a new office of human rights in the armed forces was created.

Colombia is also a party to the United Nations Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances. Other components of the Government’s anti-drug program include the following policies:

•	eradicating illicit crops,

•	controlling the raw materials necessary to process coca,

•	providing an alternative livelihood for small coca growers through subsidies and other means,

•	destroying drug processing and distribution operations, and

•	arresting and prosecuting drug traffickers.

In 2008, 133,496 hectares of illicit cocaine crops were sprayed as compared to 153,134 hectares in 2007, representing a decrease of 12.8%. For the first three months of 2009, 23,200 hectares of illicit cocaine crops have been sprayed.

Law 793 of 2002 permits the Government to initiate judicial proceedings to acquire assets obtained through illicit means or used in the furtherance of illegal activities. In 1997, the Constitution was amended to permit extradition of Colombian citizens accused of criminal activity abroad. Although drug trafficking activities and acts of violence and terrorism continue to occur, in the recent past the Government has been successful in largely dismantling the “Cali” and “Medellín” cartels.

Decree 472, enacted in 1996, created the Plan Nacional de Desarrollo Alternativo (National Plan of Alternate Development). It seeks to remove, voluntarily, peasants and indigenous communities from activities related to the cultivation of illicit drug crops, through the introduction of sustainable and competitive alternative livelihoods for them. The program is currently established in 96 Colombian municipalities. In an effort to improve the program’s results, President Uribe announced plans to pay 50,000 peasant families Ps. 5 million per year to cease cultivating illicit drug crops and instead assist in the restoration of national forests.

The United States provides assistance to Colombia to support its efforts to combat illegal drug-related activities. For example, in July 2000, the United States Congress approved a $1,319 million counternarcotics aid package for Colombia and neighboring countries that complemented $300 million of assistance to Colombia already contemplated in existing U.S. legislation. Of the total aid package, $860.3 million, or 65% of the total resources, supported the Plan Colombia. The remaining 35% consisted of assistance to Peru, Bolivia and Ecuador and additional funding for U.S. agencies. The aid package to Colombia included American-supplied helicopters and U.S. military trainers to assist Colombia in its anti-drug operations. In August 2002, however, the U.S. President signed anti-terrorism legislation that, in a policy shift, authorizes Colombia to use the military equipment and U.S.-trained Colombian soldiers directly against the rebels and paramilitary groups. From 2002 through 2006, the United States provided Colombia with $2.9 billion for military and police assistance programs. For the same period of time, $653.6 million were granted for economic and social assistance programs. In 2007, the United States provided Colombia with $615.9 million for military and police assistance programs and $132.2 million for economic and social assistance programs. Colombian government programs that have received U.S. aid include the Colombia National Police Project, the Colombia Military Project, the Narcotics Interdiction Project, the Alternative Development Program, the Democracy Project, the Vulnerable Groups Project, the Promotion of the Rule of Law Project and the Program of Development and Support. In addition, in August 2003, the U.S. President authorized the U.S. Department of State to resume assistance to Colombia in implementing an “Airbridge Denial Program” against civil aircraft suspected of trafficking in narcotics. The previous interdiction program was suspended in April 2001.

From 2004 to 2006, the U.S. government provided Colombia with a total of approximately $1.8 billion in aid for defense. In 2008, the United States provided Colombia with $545.0 million in aid for defense and $241.0 million for economic and social assistance programs, compared with $615.9 million and $150.0 million, respectively in 2007.

The U.S., however, conditions its assistance on the periodic determination as to the effectiveness of Colombia’s efforts. On September 15, 2005, pursuant to U.S. law requirements, the President of the United States issued a presidential determination listing the 20 nations deemed to be major drug transit or major illicit drug-producing countries for fiscal year 2006. Although Colombia was included in the “major list,” the President of the United States determined that Colombia did not “fail demonstrably” during the previous 12 months to make substantial efforts to adhere to international counternarcotics agreements and take certain counternarcotics measures set forth in U.S. law. The White House Office of National Drug Control Policy and the Bureau for International Narcotics and Law Enforcement Affairs have highlighted the great progress made by Colombia in fighting drug-crop cultivation and drug trafficking.

As long as the Annual Presidential Determinations for Major Illicit Drug Producing and Drug-Transit Countries is released by the U.S. Department of State, an evaluation of whether Colombia is a member of the “majors list” will be released. As of September 16, 2008, Colombia remains on the “majors list” but is still considered certified by the President of the United States, due to the substantial efforts of its government to adhere to its obligations under international counter narcotics agreements. In the event of a future decertification of Colombia, unless the U.S. President waives the effects that a decertification would have under U.S. law, all United States assistance (other than certain counternarcotics and humanitarian assistance) to Colombia would be suspended and the United States would be obligated to vote against all loans and other assistance to Colombia by multilateral development banks. In addition, the United States could, but would not be obligated to, impose economic sanctions on Colombia, such as the withdrawal of certain trade preferences. The decertification of Colombia in 1996, 1997 and 1998 did not have a material adverse effect on the country, but no assurance can be given that a future decertification would not have this effect. On August 3, 2005, the U.S. Department of State announced that Colombia had met the criteria related to human rights set forth by the United States, which certification has not been withdrawn. These certifications ensure continued aid from the United States. Various other countries have programs to provide assistance to Colombia to reduce illegal drug-related activities.

The Government anticipates that continued large expenditures on security and justice will be necessary over the medium term to fight narcotics-related crime. The Government has in the past funded a portion of its increased security and justice expenditures through special taxes imposed on certain sectors, such as the petroleum industry. No official studies have been published regarding, and private studies vary widely in their assessment of, the effect on the Colombian economy of narcotics trafficking and drug-related violence, including their effect on Colombia’s balance of payments, foreign investment flows and the allocation of productive activity. See “Foreign Trade and Balance of Payments—Foreign Investment.”

Other Domestic Initiatives

In September 2004, the national Government presented a tax reform bill as part of its financing strategy for 2005. However, the absence of political support in the Senate for certain key elements of the bill led to its withdrawal by the Government. On December 30, 2005, a law was enacted that seeks to attract investors by setting the income tax rate at 15% for users of “Industrial Free Zones” and eliminating the special tax rate for dividends and profit sharing received by foreigners. The law became effective on January 1, 2007. In addition, on December 27, 2006, Congress approved Law 1111 of 2006 which reduces the income tax rate from its previous level of 38.5% to 34.0% for 2007 and to 33.0% for 2008.

The Government reformed the pension system effective June 20, 2005 to preserve and increase the Social Security System reserves. Under the pension reform, women who are 35 years or older as of 1993 and men who are 40 years or older as of 1993, or who had been working for more than 15 years, and who have made contributions for more than 750 weeks will maintain special pension benefits until 2014. Other eligible employees, who contributed fewer than 750 weeks, will maintain their special pension benefits only until 2010. Additionally, the reform eliminates one of the 14 annual payments made to retired workers. The Government estimates that approximately 220,000 employees will not be able to retain their special pension benefits under the pension reform.

A capital markets reform bill was approved by Congress in July 2005 and became Law 964 of 2005. Law 964 seeks to modernize the regulatory framework for Colombia’s capital markets in order to, among other matters, foster growth in capital markets activity, provide a broader range of financing alternatives than has been traditionally available and promote increased access to the capital markets by Colombian and international investors.

The Law of Juridical Stability for investors. was passed by Congress on July 8, 2005. This law is intended to protect investors and facilitate access to the Colombian financial markets, with the intention of increasing national and foreign investment. The goals of the law are to modernize regulation, provide liquidity to the market and increase its transparency.

From June 6, 2006 to June 13, 2006, the Indice General de la Bolsa de Colombia (Colombian Stock Exchange Indicator, or “IGBC”) dropped by 31%, including a 10.5% drop on June 12, 2006. Following these events, the Government repealed Decree 4210 of 2004, thereby lifting the restriction on foreign investors that required their portfolio investments to remain in Colombia for at least one year. This action was taken in order to increase demand in the domestic fixed income and equity markets. See “Monetary System—Foreign Exchange Rates and International Reserves” for more information on other measures taken by the Government to control appreciation of the peso.

On November 16, 2006, the Government’s four-year national development plan entitled “Estado Comunitario: Desarrollo para Todos” was enacted. The plan seeks to increase annual real GDP growth to not less than 5% annual GDP growth and reduce the unemployment rate and the public sector deficit through economic growth incentives. The plan, as enacted, calls for total expenditures of Ps. 228.6 trillion; Ps. 130.2 trillion will be spent on social programs, including building low-income housing, protecting the social security system and widening the access to financial services for those who do not currently have access to such benefits; Ps. 66.5 trillion will be spent for infrastructure projects in order to increase competitiveness and productivity in the country and address the challenges brought by trade agreements; Ps. 45.6 trillion will be invested in education programs that seek to strengthen human capital formation through periodic quality assessments; and Ps. 13.6 trillion will be spent on developing a defense policy and the democratic security of government. As part of its goal to reduce the fiscal deficit and modernize the country, the plan also contemplates reductions in the public sector workforce. It is contemplated that 66.4% of the total expenditures under the plan will be funded by the Central Government (34.6% under the budget for investments and 31.8% under the budget allocated to departments, districts and municipalities), 8.3% will be funded through new financings and 25.3% will be funded by the private sector.

To continue its strategy to strengthen economic growth, social equality, poverty reduction and political and social institutions, Colombia developed a plan called “Strategy for Strengthening Democracy and Promoting Social Development” announced in February 2007. The strategy focuses on continuing economic development through sustainable growth and trade. The strategy also seeks to expand programs in remote rural areas, especially those emerging from conflict. It emphasizes increased security, social services and assistance to vulnerable groups, such as indigenous groups and displaced persons. The strategy also gives high priority to job creation and economic opportunities.

Foreign Affairs and International Organizations

Colombia has established diplomatic relationships with 185 countries. Colombia is a member of the United Nations, the IMF and the International Bank for Reconstruction and Development (the “World Bank”). On a regional level, Colombia is a member of the Organization of American States, the Organization of Caribbean States, the Inter-American Development Bank (“IADB”), the Caribbean Development Bank, the Latin American Economic System, the Association of Caribbean States, the Economic Commission for Latin America and the Caribbean, Corporación Andina de Fomento, a multilateral development bank referred to as CAF, the Andean Parliament and the Andean Development Bank. Colombia is also a party to several trade and commodity agreements, including the Andean Community of Nations (formerly known as the Andean Pact), the Latin American Integration Association, the Union of Banana Exporting Countries, the International Sugar Association and the World Trade Organization.

In 1992, a free-trade zone was formed with Venezuela, which has increased commercial trade and financial activity between the two neighboring countries. One key aspect of Colombia’s free trade agreement with Venezuela is a provision for integration of the two countries’ capital markets. As a result, Venezuelan and Colombian public and private sector companies are now able to raise capital in either country with relatively few restrictions. Colombia also has free trade agreements with

Ecuador, Bolivia and Chile. The Andean Community of Nations, which was designed to create a five-nation free-trade zone, was revived in 1991. Pursuant to this agreement, Colombia, Venezuela, Peru, Ecuador and Bolivia implemented common external tariffs in 1995. In August 1997, the Andean Community members initiated a program to reduce the common external tariffs by 2005. In 2002, the Andean Community approved a new common external tariff that was scheduled to take effect on May 10, 2004. The Commission of the Andean Community decided to postpone, on several occasions, the initial effective date of the common external tariff due to the lack of agreement among members on the time frame and the criteria to apply to the common external tariff. Through Decision 535, the Commission of the Andean Community suspended the effective date of the common external tariff that was initially set for January 31, 2007 to July 20, 2008. After this, on July 2, 2008 the Andean Community Commission enacted decision 688 which suspended the application of Decision 535 until September 20, 2008.

Since 1995, Colombia had also been a party to a trade pact with Venezuela and Mexico. On April 22, 2006, Venezuela formally announced its intention to withdraw from the Andean Community of Nations and, in May 2006, Venezuela announced its withdrawal from the trade pact with Mexico and Colombia. On August 9, 2006, Venezuela signed with the member countries of the Andean Community a Memorandum of Understanding which gives effect to the existing common external tariffs among the Andean Community. See “Foreign Trade and Balance of Payments—Foreign Trade—Geographic Distribution of Trade.”

On April 5, 2004, the Andean Community concluded a free trade agreement with Mercosur, the free trade association composed of Argentina, Brazil, Paraguay and Uruguay. This agreement, which was reached at a summit of the two trading blocks in July 2004, created a South American free trade area, which is expected to encourage positive economic benefits for the entire region. On October 18, 2004, an economic agreement was signed between Argentina, Brazil, Paraguay and Uruguay, each members of Mercosur, and the governments of Colombia, Ecuador and Venezuela, then members of the Andean Community. On August 3, 2005, another economic agreement was signed between Mexico, Venezuela and Colombia to promote trade between the parties, increase opportunities for investment, protect intellectual property rights and promote an environment of fair competition between the parties. In July 2006, Venezuela signed a Protocol of Adhesion to join Mercosur. Venezuela’s full membership status in Mercosur has been ratified by the legislatures of Argentina and Uruguay, but is subject to approval by the legislatures of Brazil and Paraguay. On September 20, 2006, Chile was granted the status of Associate Member Country of the Andean community.

In October 2002, Colombia became eligible to participate in the Andean Trade Promotion and Drug Eradication Act, or ATPDEA, which President Bush signed in August 2002 and which currently extends, after several extensions approved by the U.S. Congress, through December 31, 2009, the unilateral tariff preferences accorded the Andean countries through the Andean Trade Preference Act. In 2003, 48% of Colombia’s exports to the U.S. qualified for preferential treatment under the ATPDEA. Industries that benefited the most included flowers, footwear manufacturing and clothing. In 2008, Colombian exports to the United States through ATPDEA totaled approximately $7.7 billion, an increase of 61.5% compared with exports in the amount of $4.8 billion in the previous year. Although the ratio between total Colombian exports to the United States and exports through ATPDEA in U.S. dollar terms decreased from 65% in 2004 to 55.9% in 2008, exports benefiting from the ATPDEA increased by 86.19% from 2004 to 2008. For a further discussion of this legislation, see “Foreign Trade and Balance of Payments—Foreign Trade.”

On February 27, 2006, the United States and Colombia concluded negotiations on a free trade agreement that seeks to eliminate tariffs and other barriers to goods and services and expand trade between the two countries. The trade agreement will become effective upon approval by their respective legislatures. See “Foreign Trade and Balance of Payments—Foreign Trade—Geographic Distribution of Trade.” On January 24, 2009, President Uribe and President Chávez of Venezuela agreed to establish a fund the objective of which will be to provide financing for small and medium enterprises in either Colombia or Venezuela. The fund initially will have U.S. $200 million available for financing, with each country contributing U.S. $100 million.

ECONOMY

Gross Domestic Product

Based on a new methodology implemented by DANE in 2008, which uses 2000 as the base year for calculating constant prices, real GDP grew by 4.7%, 5.7%, 6.9% and 7.5% in 2004, 2005, 2006 and 2007, respectively. In 2008 real GDP grew by an estimated 2.5%.

The following factors contributed to a lower GDP growth in 2008:

•	the reduction in external demand and worker’s remittances caused by the international financial crisis;

•	the counter-cyclical monetary policy action carried out to moderate excessive credit growth and domestic demand, stop inflationary pressures and achieve a sustainable growth;

•	the negative effect on the trade sector caused by the decrease in the peso/U.S. dollar exchange rate in first half of 2008;

•	the slow execution of public works, especially by local governments;

•	the labor strikes by sugar cane cutters and workers at certain nickel mining and smelting operations; and

•	the increase in inflation, especially in food prices.

The services sector has traditionally been the largest sector of the Colombian economy. In 2008, it increased by an estimated 3.2% in real terms and represented an estimated 55.8% of GDP. The next largest sector, the manufacturing sector, decreased by 2.0% in real terms in 2008 and accounted for an estimated 14.2% of GDP in 2008. Agriculture, livestock, fishing, forestry and hunting have also traditionally played an important role in the Colombian economy. Production in this sector grew by an estimated 2.7% in real terms in 2008, accounting for an estimated 8.5% of GDP in 2008. Mining (including oil), increased by 7.3% in real terms in 2008 and represented an estimated 4.8 % of GDP in 2008. Construction activity grew by an estimated 2.8% in real terms in 2008 and accounted for an estimated 5.2% of 2008 GDP. Electricity, gas and water grew by 1.2% in real terms in 2008, and represented 2.7% of 2008 GDP. The transportation, storage and communications category grew by 4.0% in real terms in 2008 and accounted for an estimated 7.0% of 2008 GDP. The retail, restaurants and hotels category grew by 1.3% in real terms in 2008 and represented approximately 13.3% of GDP in 2008. The financial services category grew by an estimated 9.5% in real terms in 2008 and accounted for an estimated 5.3% of GDP in 2008.

Gross fixed public investment, representing approximately 4.2% of 2008 GDP, decreased by an estimated 2.6% in real terms in 2008 following a 20.5% increase in 2007. Gross fixed private investment, representing 20.6% of GDP in 2008, increased by an estimated 11.2% in real terms in 2008 as compared to a 14.0% increase in real terms in 2007. In 2008, public consumption increased by an estimated 1.3% in real terms, following an increase of 4.5% in 2007, and represented an estimated 18.1% of 2008 GDP. Private consumption grew by an estimated 2.5% in real terms in 2008, following positive real growth of 7.6% in 2007, and accounted for an estimated 65.6% of 2008 GDP.

As a result of the impact of the factors listed above that contributed to lower GDP growth in 2008, the Government’s projection for GDP performance for 2009 was revised downward from a real growth rate of 3.0% to a range between 0.5% and 1.5%. No assurance can be given, however, that this projection will be reached.

Measures taken by the Government

The Government’s strategy in order to address the international financial crisis has three main components: (i) adopting a countercyclical fiscal policy and prioritizing expenditures in key sectors; (ii) securing and maintaining access to external funding which will permit Colombia to meet its public sector external financing requirements and (iii) securing funding for the productive sector and its activities. The Government is implementing countercyclical measures through the concentration of public expenditures in infrastructure development, social programs and productive sector stimulus. Expenditures in those areas are expected to grow by 25.4%, 18.3% and 4.7%, respectively, during 2009 as compared to 2008. With respect to external funding, the Government issued U.S. $1 billion of notes in the international capital markets in January 2009, and obtained $2.4 billion of financing for 2009 from multilateral agencies, including U.S. $400 million from CAF and U.S. $150 million from the World Bank. With respect to funding for the productive sector, the Government also has sought to secure financing for private sector activity. Banco de Comercio Exterior de Colombia S.A. (Bancoldex), a state-owned financial institution whose principal activity is to provide long- and short-term financing and specialized financial products to support Colombian exports and foreign trade-related activities, was able to secure from CAF and the IADB approximately U.S. $500 million for 2009 for use by the private sector.

The following tables set forth real GDP and demand as well as the composition and annual percentage growth rates of real GDP and demand, for the five years ended December 31, 2008.

Real GDP and Demand

	2004		2005		2006(1)		2007(1)		2008(1)		2008(1)
	(millions of constant 2000 pesos)										(millions of current pesos)
GDP	Ps.	225,104,157	Ps.	237,982,297	Ps.	254,505,548	Ps.	273,710,257	Ps.	280,633,006	Ps.	476,713,479
Add: Imports of Goods and Services		48,855,261		57,172,513		66,462,747		75,669,820		83,342,053		105,109,470

Total Supply of Goods and Services		273,959,418		295,154,810		320,968,295		349,380,077		363,975,059		581,822,949
Less: Exports of Goods and Services		37,528,097		40,237,553		43,446,375		48,396,859		52,320,638		87,143,277

Total Domestic Supply	Ps.	236,431,321	Ps.	254,917,257	Ps.	277,521,920	Ps.	300,983,218	Ps.	311,654,421	Ps.	494,679,672

Allocation of Domestic Demand
Consumption
Private Consumption	Ps.	149,358,714	Ps.	156,342,467	Ps.	166,955,865	Ps.	179,660,400	Ps.	184,205,069	Ps.	300,666,922
Public Consumption		43,208,111		45,974,213		47,899,237		50,062,691		50,718,687		78,012,020

		192,566,825		202,316,680		214,855,102		229,723,091		234,923,756		378,678,942
Gross Fixed Investment
Private Investment(2)		27,603,571		38,928,659		45,524,617		51,913,036		57,702,890		78,666,853
Public Investment(2)		11,505,573		8,487,815		10,051,336		12,112,186		11,792,870		26,345,914

		39,109,144		47,416,474		55,575,953		64,025,220		69,495,760		105,012,767
Changes in Inventory		4,755,352		5,184,103		7,090,865		7,234,907		7,234,905		10,987,963

Total Domestic Demand	Ps.	273,959,418	Ps.	295,154,810	Ps.	320,968,295	Ps.	349,380,077	Ps.	363,975,059	Ps.	581,822,949

Totals may differ due to rounding,

1:	Estimated.

2:	Investment is defined as gross fixed capital formation plus changes in inventory.

Source: DANE.

	Percentage of GDP(1)					Real Growth Rate(1)
	2004	2005	2006	2007	2008(2)	2004	2005	2006	2007	2008(2)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	4.7%	5.7%	6.9%	7.6%	2.5%
Add: Imports of Goods and Services	21.7%	24.0%	26.1%	27.6%	29.7%	13.0%	17.0%	16.3%	13.9%	10.1%

Total Supply of Goods and Services	121.7%	124.0%	126.1%	127.6%	129.7%	6.0%	7.7%	8.8%	8.9%	4.2%
Less: Exports of Goods and Services	16.7%	16.9%	17.1%	17.7%	18.6%	10.0%	7.2%	8.0%	11.4%	8.1%

Total Domestic Supply	105.0%	107.1%	109.0%	110.0%	111.1%	5.5%	7.8%	8.9%	8.5%	3.6%

Allocation of Domestic Demand
Consumption
Private Consumption	66.4%	65.7%	65.6%	65.6%	65.6%	3.7%	4.7%	6.8%	7.6%	2.5%
Public Consumption	19.2%	19.3%	18.8%	18.3%	18.1%	4.6%	6.4%	4.2%	4.5%	1.3%

	85.5%	85.0%	84.4%	83.9%	83.7%	3.9%	5.1%	6.2%	6.9%	2.3%
Gross Fixed Investment
Private Investment(3)	12.3%	16.4%	17.9%	19.0%	20.6%	18.8%	41.0%	16.9%	14.0%	11.2%
Public Investment(3)	5.1%	3.6%	3.9%	4.4%	4.2%	3.1%	(26.2)%	18.4%	20.5%	(2.6)%

	17.4%	19.9%	21.8%	23.4%	24.8%	13.7%	21.2%	17.2%	15.2%	8.5%
Changes in Inventory	2.1%	2.2%	2.8%	2.6%	2.6%	7.4%	9.0%	36.8%	2.0%	0.0%

Total Domestic Demand	121.7%	124.0%	126.1%	127.6%	129.7%	6.1%	7.7%	8.8%	8.9%	4.2%

Totals may differ due to rounding.

1:	Calculated using constant 2000 pesos.

2:	Estimated.

3:	Investment is defined as gross fixed capital formation plus changes in inventory.

Source: DANE

Principal Sectors of the Economy

The following table sets forth the composition of Colombia’s GDP by economic sector, in constant pesos and percentage terms, for the five years ended December 31, 2008,

Real GDP by Sector

	2004		% of Total	2005		% of Total	2006		% of Total	2007		% of Total	2008(1)		% of Total
	(millions of constant 2000 pesos and as a percentage of GDP)
Agriculture, Livestock, Fishing, Forestry and Hunting
Coffee	Ps.	1,996,416	0.9%	Ps.	1,998,307	0.8%	Ps.	2,117,185	0.8%	Ps.	2,222,239	0.8%	Ps.	2,047,297	0.7%
Other Agriculture and Livestock		18,109,520	8.0		18,572,802	7.8		19,225,017	7.5		19,929,645	7.3		20,729,198	7.4
Fishing, Forestry and Hunting		893,922	0.4		929,445	0.4		989,111	0.4		1,055,956	0.4		1,052,000	0.4

Total Agriculture		20,999,858	9.3		21,500,554	9.0		22,331,313	8.8		23,207,840	8.5		23,828,495	8.5
Manufacturing Industry		32,942,124	14.6		34,728,483	14.6		37,096,740	14.6		40,636,404	14.9		39,839,160	14.2
Mining(2)		11,559,342	5.1		11,761,144	4.9		12,132,246	4.8		12,482,192	4.6		13,393,988	4.8
Electricity, Gas and Water		6,918,395	3.1		7,126,274	3.0		7,346,443	2.9		7,616,217	2.9		7,703,879	2.7
Construction		9,949,967	4.4		11,218,780	4.7		12,734,929	5.0		14,195,326	5.2		14,593,254	5.2
Services
Transportation, Storage and Communications		14,267,543	6.3		15,513,939	6.5		16,936,781	6.6		18,798,100	6.9		19,553,190	7.0
Retail, Restaurants and Hotels		29,095,767	12.9		31,219,775	13.1		33,922,300	13.3		36,880,741	13.5		37,346,162	13.3
Financial Services		10,670,874	4.7		11,756,606	4.9		12,296,037	4.8		13,567,644	5.0		14,857,275	5.3
Housing		17,621,322	7.8		18,025,598	7.6		18,816,363	7.4		19,283,214	7.0		19,819,676	7.1
Services to Companies except Financial Services and Housing		11,548,219	5.1		12,260,148	5.2		13,735,674	5.4		15,266,560	5.6		16,127,455	5.7
Public Administration and Defense		23,120,707	10.3		23,985,309	10.1		24,944,461	9.8		26,268,199	9.6		26,653,612	9.5
Education		5,271,906	2.3		5,419,833	2.3		5,975,777	2.3		6,159,123	2.3		6,324,193	2.3
Social and Health		6,167,665	2.7		6,888,715	2.9		7,094,611	2.8		7,301,571	2.7		7,566,473	2.7
Recreation, Cultural, Sports and Other Services		5,337,211	2.4		5,512,730	2.3		5,839,408	2.3		6,379,916	2.3		6,640,807	2.4
Domestic Services		1,930,311	0.9		1,946,333	0.8		1,967,743	0.8		1,888,872	0.7		1,813,395	0.6

Total Services		125,031,525	55.5		132,528,986	55.7		141,529,155	55.6		151,793,940	55.5		156,702,238	55.8
Plus: Duties and Tariffs on Imports		17,702,946	7.9		19,118,076	8.0		21,334,722	8.4		23,778,338	8.7		24,571,992	8.8

Real GDP	Ps.	225.104.156	100%	Ps.	237.982.298	100%	Ps.	254.505.548	100%	Ps.	273.710.256	100%	Ps.	280.633.006	100%

Totals may differ due to rounding.

1:	Estimated.

2:	Includes petroleum.

The following table sets forth the annual change in Colombia’s real GDP by sector for the five years ended December 31, 2008.

Real GDP Growth by Sector(1)

	2004	2005	2006	2007	2008(2)
Agriculture, Livestock, Fishing, Forestry and Hunting
Coffee	(3.0)	0.1	6.0	5.0	(7.9)
Other Agriculture and Livestock	2.3	2.6	3.5	3.7	4.0
Fishing, Forestry and Hunting	4.7	4.0	6.4	6.8	(0.4)
Total Agriculture	1.8	2.4	3.9	3.9	2.7
Manufacturing Industry	5.3	5.4	6.8	9.5	(2.0)
Mining(3)	(0.9)	1.8	3.2	2.9	7.3
Electricity, Gas and Water	2.9	3.0	3.1	3.7	1.2
Construction	13.4	12.8	13.5	11.5	2.8
Services
Transportation, Storage and Communications	5.0	8.7	9.2	11.0	4.0
Retail, Restaurants and Hotels	6.0	7.3	8.7	8.7	1.3
Financial Services	6.1	10.2	4.6	10.3	9.5
Housing	2.9	2.3	4.4	2.5	2.8
Services to Companies except Financial Services and Housing	3.7	6.2	12.0	11.2	5.6
Public Administration and Defense	5.2	3.7	4.0	5.3	1.5
Education	(0.1)	2.8	10.3	3.1	2.7
Social and Health	0.6	11.7	3.0	2.9	3.6
Recreation, Cultural, Sports and Other Services	3.9	3.3	5.9	9.3	4.1
Domestic Services	3.0	0.8	1.1	(4.0)	(4.0)
Total Services	4.4	6.0	6.8	7.3	3.2
Plus: Duties and Tariffs on Imports	8.9	8.0	11.6	11.5	3.3
Real GDP	4.7	5.7	6.9	7.6	2.5

Totals may differ due to rounding.

1:	Calculated using constant 2000 pesos.

2:	Estimated.

3:	Includes petroleum.

Source: DANE.

Agriculture, Livestock, Fishing, Forestry and Hunting

Colombia’s tropical climate and range of altitudes are conducive to a wide variety of agriculture. Coffee, sugarcane, flowers, bananas, potatoes and plantains have traditionally been considered the most important products. Colombia is currently the world’s largest exporter of Arabica coffee, the second largest exporter of flowers after the Netherlands and the fourth largest exporter of bananas after Ecuador, Costa Rica and the Philippines. In 2008, the combined sectors of agriculture (including coffee), livestock, fishing, forestry and hunting (the “total agriculture” sector) comprised, in the aggregate, an estimated 8.5% of total GDP. Total agriculture sector production grew by an estimated 2.7% in real terms in 2008, compared to 3.9% growth in real terms in 2007. The non-coffee agricultural and livestock sector accounted for an estimated 7.4% of GDP in 2008, growing by an estimated 4.0% in 2008, as compared to 3.7% real growth in 2007. In 2008, the fishing, forestry and hunting sector comprised 0.4% of GDP, decreasing by an estimated 0.4% in real terms, after a real increase of 6.8% in 2007.

Coffee production (excluding coffee processing) represented 0.7% of GDP in 2008, decreasing by an estimated 7.9% in real terms, as compared with 5.0% growth in 2007. The value of coffee exports increased by 9.9% in 2008. Despite the traditional importance of coffee as an export product, Colombia’s dependency on coffee as a source of export revenues has diminished during the past few years, as the volume of other agricultural exports, particularly bananas and flowers, has grown.

Furthermore, since the breakdown in 1989 of the International Coffee Agreement between coffee growers and consumers, which regulated the coffee supply and helped maintain coffee prices, market conditions have changed markedly. Competitors such as Vietnam have emerged and have attained, in a short period of time, coffee production and export levels similar to those of traditional coffee growers such as Brazil and Colombia.

The National Coffee Fund stabilizes domestic coffee prices. The fund is a government entity administered by the National Coffee Growers’ Federation, which is made up of representatives of coffee producers. The National Coffee Growers’ Committee, which is made up of representatives of coffee producers, the Minister of Finance and Public Credit, the Minister of Agriculture and Rural Development, the Minister of Commerce, Industry and Tourism and the Minister of Foreign Relations, functions as the National Coffee Fund’s board of directors. This committee, subject to the veto right by the Minister of Finance and Public Credit, periodically establishes an internal coffee price paid to local growers. To the extent that export prices, adjusted for transportation and insurance costs, exceed the established internal price for coffee, the National Coffee Fund accumulates a surplus. To the extent that export prices fall below the internal price, the National Coffee Fund draws on accumulated reserves to pay growers the difference between the export and internal prices. During 2004 and 2005, the National Coffee Fund registered fiscal surpluses of Ps. 37 billion and Ps. 124 billion, respectively. The increase in 2005 was primarily due to higher revenues from gross exploitation arising primarily from coffee exports made by the Federation. In 2006, the fund registered a fiscal deficit of Ps. 99 billion. In 2007, the fund registered a fiscal deficit of Ps. 203 billion. The deficit in 2007 was mainly due to the appreciation of the peso, which reduced the value of exports in peso terms. In 2008 the fund registered a fiscal surplus of Ps. 223 billion, as a result of higher sales and the price of coffee in the international markets. The weighted average price of coffee exported by Colombia increased by 14.6% in 2008, from $1.26 per pound in 2007 to $1.44 per pound in 2008. Coffee exports accounted for 5.1% of total merchandise exports in 2008, as compared to 5.8% in 2007.

In addition, the Government developed a Ps. 100 billion credit line for the agricultural sector in 2000, through the use of new “agricultural reactivation funds.” Banco Agrario (the successor to the liquidated Caja Agraria) made disbursements of Ps. 1.4 billion in 2006, Ps. 1.8 billion in 2007, and Ps. 1.3 billion in 2008, ending the year with a total loan portfolio of Ps. 4.6 billion, as compared to a total portfolio of Ps. 3.3 billion on December 31, 2007 and Ps. 2.6 billion on December 31, 2006.

Moreover, Fondo para el Financiamiento del Sector Agropecuario (“Finagro”), acting in its capacity as a rediscount bank, extended approximately Ps. 2,207.9 billion of loans to rural producers during 2005, an increase of approximately 16.7% in nominal terms in relation to 2004. In 2006, these loans totaled Ps. 2,375.4 billion, an increase of 7.6% in nominal terms in relation to 2005. In 2007, the loans totaled Ps. 3,073.1 billion, an increase of 29.4% in relation to 2006. In 2008, the loans totaled Ps. 3,035.9 billion, a decrease of 1.2% in relation to 2007.

Manufacturing

Manufacturing sector production decreased by 2.0% in 2008 and accounted for an estimated 14.2% of 2008 GDP. Seventeen categories within the manufacturing sector showed decreases in 2008, while eight sectors showed positive real growth. The largest decreases within the manufacturing sector were registered by transportation equipment (which showed a 28.0% real decrease); yarns, threads and fabric fibers (which showed an 11.5% real decrease); and wood, cork and straw products (which showed a 9.9% real decrease). The categories that experienced the largest increases were publishing, printing and analogous articles (which showed an 8.6% real increase); beef and fish (which showed a 5.3% real increase); and other manufactured goods (which showed a 5.0% real increase).

The following table summarizes the composition of industrial sector output and sets forth the rates of real growth for each sector for the periods indicated.

Composition and Real Growth of the Manufacturing Sector(1)

	Percentage of Total(1)					Percent Growth(1)
	2004	2005	2006	2007	2008(2)	2004	2005	2006	2007	2008(2)
Beef and Fish	5.1%	4.9%	4.9%	4.8%	5.1%	2.3%	1.8%	6.6%	7.0%	5.3%
Oils, Fats, Cocoa and other Food Products	4.9%	4.8%	4.6%	4.7%	5.0%	2.4%	3.9%	3.1%	12.6%	2.9%
Dairy Products	2.7%	2.6%	2.6%	2.4%	2.4%	0.9%	1.0%	4.9%	2.9%	(0.9)%
Milling Products, Starch and its Products	6.1%	6.0%	5.9%	5.9%	5.9%	3.1%	4.0%	5.1%	9.5%	(1.6)%
Coffee Products and Threshing	0.9%	0.9%	0.8%	0.8%	0.8%	0.6%	3.2%	3.2%	5.3%	(1.5)%
Sugar	2.1%	1.9%	1.8%	1.6%	1.6%	2.7%	(2.3)%	0.7%	(3.2)%	(1.5)%
Beverages	6.0%	6.4%	6.4%	6.3%	6.2%	2.2%	11.8%	6.5%	8.0%	(3.2)%
Processed Tobacco	0.6%	0.5%	0.5%	0.5%	0.5%	3.3%	(13.0)%	7.1%	14.6%	(6.4)%
Yarns, Threads and Fabric Fibers	2.2%	2.1%	2.1%	1.9%	1.7%	4.0%	(0.8)%	4.8%	(0.2)%	(11.5)%
Textile Articles, except Apparel	1.5%	1.4%	1.4%	1.4%	1.3%	10.2%	(5.6)%	5.1%	11.0%	(5.2)%
Knitted and Crocheted Fabrics; Clothing	8.1%	7.9%	7.9%	8.4%	8.0%	10.3%	1.8%	7.0%	16.9%	(6.3)%
Leather and Leather Products, Footwear	1.6%	1.6%	1.5%	1.6%	1.6%	8.1%	5.1%	4.9%	16.0%	(5.4)%
Wood, Cork and Straw Products	1.4%	1.4%	1.4%	1.5%	1.4%	9.2%	5.4%	4.5%	15.1%	(9.9)%
Paper and Pasteboard	4.1%	4.1%	4.0%	4.0%	4.2%	3.1%	3.7%	6.0%	8.0%	4.6%
Publishing, Printing and Analogous Articles	4.0%	4.3%	4.2%	4.2%	4.7%	5.9%	14.5%	4.9%	9.7%	8.6%
Processed Petroleum Products	6.8%	6.4%	6.2%	6.1%	5.8%	3.6%	(0.3)%	4.3%	7.0%	(7.4)%
Chemical Products	11.2%	11.1%	11.4%	11.0%	11.3%	4.0%	4.6%	8.8%	5.9%	1.2%
Rubber and Plastic Products	3.7%	3.9%	3.8%	3.8%	3.9%	7.0%	8.9%	6.0%	7.2%	3.0%
Non-metallic Mineral Products	6.9%	7.2%	7.7%	7.9%	8.2%	5.8%	9.5%	14.0%	13.4%	0.7%
Basic Metal Products (except Machinery and Equipment)	6.8%	6.9%	6.9%	6.9%	6.9%	2.7%	6.6%	7.8%	9.5%	(2.7)%
Machinery and Equipment	2.3%	2.3%	2.4%	2.5%	2.5%	18.3%	7.1%	11.3%	12.8%	(2.9)%
Other Machinery and Electric Equipments	2.6%	2.2%	2.2%	2.3%	2.3%	6.5%	(11.6)%	9.4%	12.5%	(2.1)%
Transportation Equipment	2.9%	3.2%	3.2%	3.6%	2.7%	21.2%	17.9%	8.6%	23.0%	(28.0)%
Furniture and Related Products	1.6%	1.8%	1.8%	1.8%	1.7%	9.9%	18.7%	11.3%	8.3%	(9.6)%
Other Manufactured Goods	3.9%	4.4%	4.2%	4.0%	4.3%	6.0%	19.0%	2.8%	4.5%	5.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	5.3%	5.4%	6.8%	9.5%	(2.0)%

Totals may differ due to rounding.

1:	Calculated using constant 2000 pesos.

2:	Preliminary.

Source: DANE.

The Government has sought to develop the industrial sector through policies promoting the modernization of machinery and other productive assets. The Government has implemented part of its industrial policy through the Fondo Nacional de Productividad y Competitividad (National Fund for Productivity and Competitiveness). This agency, with participation from private companies and industrial organizations, promotes industrial development through research, the formulation of policies on competitiveness and the provision of technical and financial assistance to private companies seeking to modernize their production processes.

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. Colombia is also the third largest Latin American exporter of oil, after Venezuela and Mexico. According to statistics compiled by DANE, the mining sector as a whole (including the petroleum industry) accounted for approximately 4.8% of GDP in 2008, compared to approximately 4.6% of GDP in 2007. Mining sector production increased in 2008, recording real growth of 7.3%, as compared to 2.9% in 2007. In recent years, the mining sector has contributed significantly to Colombia’s export revenues. For example, 53.0% of total exports in 2008 (FOB) were attributable to the mining sector, as compared to 46.5% in 2007. Oil and its derivatives, coal, nickel, emeralds and gold were the major mining products exported during 2008.

The Republic owns all oil and gas reserves within the territory of Colombia. Until 1974, the Government entered into concession contracts which allowed private companies to exploit oil or gas fields for limited periods of time (usually 20 years). From 1974 to 2003, Ecopetrol, the Government-owned oil company, exploited these reserves either directly or in association with private companies.

In June 2003, the Government divided Ecopetrol into three state-owned entities. Ecopetrol S.A., the operating unit, continues to manage the operations of Colombia’s existing oil fields. Agencia Nacional de Hidrocarburos (“ANH”), the administrative unit, has taken charge, as of January 1, 2004, of the management of Colombia’s petroleum resources by assigning areas for exploration and production, evaluating the potential of the country’s petroleum reserves, promoting Colombia’s petroleum resources to attract investment and collecting royalties. According to Law 1760 of 2003, which created the ANH, Ecopetrol S.A. could enter into new association contracts through December 2003, but thereafter, ANH has been responsible for entering into all new oil and gas exploration and production contracts. Promotora de Energia de Colombia, the investment unit, will manage some of Ecopetrol S.A.’s non-strategic investments. Ecopetrol S.A. is now a state-owned share company and is no longer 100% owned by the Ministry of Mines and Energy. Prior to the public offering of its shares described below, the Ministry of Finance owned 95% of Ecopetrol S.A.’s shares and the remaining shares were owned by other public sector enterprises. On July 25, 2007, the Government announced a public offering of 20% of the shares of Ecopetrol S.A. The newly issued shares, representing 10.1% of total shares, were offered from August 27, 2007 through September 25, 2007, to active employees, pension funds, cooperatives, mutual funds and Colombian citizens. On September 25, 2007, Ecopetrol S.A. received Ps. 5.7 trillion for all the offered shares. The proceeds from the sale are being used to invest in exploration, exploitation of hydrocarbons, and modernization and development of biofuels. As of July 31, 2009, the Government owned 89.9% of Ecopetrol S.A.’s shares.

Under Colombia’s royalty system, the national, departmental and municipal governments share a royalty on all crude oil and natural gas production. For most of Ecopetrol S.A.’s oil field exploration and exploitation contracts, the royalty is equal to 20% of the total value of the oil production from the field. Concession contracts, however, individually provide a royalty percentage which is unique to the particular contract. In 1999, a modification to the royalty system established a sliding royalty percentage linked to the level of production for oil fields discovered after July 29, 1999. Under the various contract arrangements discussed below between Ecopetrol S.A. and private companies, it is customary for Ecopetrol S.A. to calculate its own share of production after payment of the royalty. Law 756 of 2002 further modified the oil royalties system and is geared towards encouraging oil exploration in small and medium-size fields. This law establishes variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day.

Association Contracts. From 1974 to 2003, Ecopetrol S.A. developed Colombia’s oil reserves principally through association contracts with foreign private sector companies. In 2000, association contracts accounted for all of Ecopetrol S.A.’s exploratory well drilling operations. The standard terms of these contracts have been modified over the years, as described below.

Under association contracts entered into before March 1994, including the contracts related to the Cusiana and Cupiagua oil fields, the private company party to the contract (the “associate”) explores an agreed-upon area at its own risk and expense. Ecopetrol S.A. thereafter has the option to become a joint venture partner with the associate by reimbursing the associate for 50% of the exploration costs of oil wells within commercially viable fields and 50% of all future development costs related to those fields. Ecopetrol S.A. can either reimburse the associate in cash or grant the associate part of Ecopetrol S.A.’s share of future production. As a joint venturer, Ecopetrol S.A. obtains the rights to 50% of the production. For contracts entered into between 1990 and March 1994, Ecopetrol S.A. initially receives 50% of the production, but its share gradually increases as accumulated production reaches specified levels. At the end of 2006, the weighted average of Ecopetrol S.A.’s share under these contracts was 50.9% of the production. If Ecopetrol S.A. does not elect to become a joint venture partner within a certain period of time (generally 60 to 90 days after the associate has determined that a field is commercially viable), the associate has the sole right to crude oil production from the field until it has sold production with a value equal to 200% of its total cash costs and investments. Thereafter, upon reimbursement of 50% of all of the associate’s past costs and investments by Ecopetrol S.A., future costs and production are automatically shared as if Ecopetrol S.A. had initially elected to become a joint venture partner in the field.

Beginning in 1994, modifications made to Ecopetrol S.A.’s standard association contracts maintained the associate’s share at 50% of production until aggregate production exceeds sixty million barrels. Thereafter, Ecopetrol S.A.’s share increased gradually, up to a maximum of 75% of production. In 1995, further modifications to the standard association contracts required Ecopetrol S.A. to pay for half of the exploration costs, not only for wells which ultimately prove to be productive, but also for dry wells, stratigraphic wells and seismic exploration in fields that become commercially viable. Another 1995 modification also allowed Ecopetrol S.A. to negotiate, at least five years before an association contract would otherwise expire, an extension of the production phase of the contract. The modifications also provided for competitive bidding for the right to explore and exploit marginal fields (defined according to certain technical, financial and operational criteria). In the bidding process, private companies bid percentages of production they will pay to Ecopetrol S.A. in exchange for the rights. Winning bidders were responsible for all future investment and operating costs related to the field.

In 1997, Ecopetrol S.A. again modified its standard association contracts to promote private sector activity in the development of inactive areas and small fields and in the search for natural gas. These modifications lengthened the periods of exploration and exploitation, increased the levels of reimbursement for associates’ explorations costs and provided for the reimbursement of exploration costs in real terms in U.S. currency.

On July 2, 1999, Ecopetrol S.A.’s board of directors approved two additional modifications to the standard terms of its association contracts, applicable to new association contracts:

•

Reduction of Ecopetrol S.A.’s Initial Participation. Ecopetrol S.A. decreased its initial participation under these contracts from 50% to 30%. Accordingly, for all fields exploited under new association contracts, Ecopetrol S.A. will assume responsibility for 30% of investments and costs and will receive 30% of production.

•

Modified R Factor. Ecopetrol S.A. modified the formula used to determine the increase in Ecopetrol S.A.’s share of production (the “R Factor”). The R Factor is calculated by dividing accumulated revenues by cash investments and costs. If the R Factor increases above a certain profitability threshold, then Ecopetrol S.A.’s share of production increases above the initial 30%. Pursuant to the July 2, 1999 modifications, Ecopetrol S.A. raised the profitability threshold at which the R Factor triggers an increase in Ecopetrol S.A.’s share from 1.0 to 1.5. Associates benefit from this modification because Ecopetrol S.A.’s share remains at 30% for a longer period of time. In addition, the R Factor is now calculated in constant dollars. This new calculation method is designed to prevent inflation from independently causing an increase in the R Factor and a corresponding increase in Ecopetrol S.A.’s share.

In July 2003, the Government announced that, in order to promote investment in wells and increase oil production, foreign oil companies will be able to negotiate extensions of their existing association contracts.

According to Law 1760 of 2003, Ecopetrol S.A. could enter into association contracts until December 31, 2003. In 2004, this activity was assigned to the ANH under a different exploration and exploitation contract further discussed below.

The following table sets forth the number of contracts outstanding at the end of each year. Beginning January 2004, association contracts have been replaced by exploration and production contracts (“E&P contracts”) and technical evaluation agreements (“TEAs”). See “—Principal Sectors of the Economy—Mining and Petroleum—New Contractual Regime.”

Contracts for the period ended December 31,

	2004	2005	2006	2007	2008
Total Outstanding(1)	91	83	78	74	70

1:	Includes shared risk contracts where the associate is the operator.

Source: Ecopetrol S.A.

New Contractual Regime. Under Law 1760 of 2003, the ANH has managed Colombia’s petroleum reserves since January 2004. The ANH is responsible for entering into all new oil and gas exploration and production contracts. Ecopetrol S.A. has a new role as an integrated operator, focusing on upstream, midstream and downstream activities in competition with other companies in the oil sector.

The creation of the ANH led to a new contractual framework which introduced two new model contracts that replaced the association contract – the exploration and production contract (“E&P contract”) and the technical evaluation agreement (“TEA”).

E&P Contract. Unlike the association agreement, under the E&P contract the contractor assumes all the exploration and production activities. The contractor also assumes all the risks and costs of the exploration and is the owner of all the production and assets involved in the activity. There is no partnership or association between the contractor and the ANH, as was the case under the association agreement.

TEA. The scope of the TEA is limited to exploration activities. Through the TEA, the contractor can evaluate an area in order to establish interest in a specific area and, potentially, decide to sign an E&P contract. The contractor assumes all the risks and costs of its activities and operations. The term of the agreement may be up to 18 years for onshore areas and up to 24 years for offshore areas.

Ecopetrol S.A. also has entered into various types of arrangements in connection with its own oil and gas exploration and production projects. These arrangements include: Contracts of Participation of Risk, Risk Shared Contracts, Risk Service Contracts and Discovered Undeveloped Fields Contracts.

Contracts of Participation of Risk. Since 1987, Ecopetrol S.A. has used Contracts of Participation of Risk for the exploration and cultivation of oil fields. Except as described below, these contracts are nearly identical to standard association contracts. Ecopetrol S.A. only uses Contracts of Participation of Risk when geological analysis suggests specific fields will be particularly profitable. Ecopetrol S.A.’s initial Contracts of Participation of Risk permitted Ecopetrol S.A. to participate in the development of these fields beginning in the second year of the exploration phase. Under these contracts, Ecopetrol S.A. assumed 15% of the exploration costs and risks at the beginning of the second year in exchange for a larger participation of future production and equal representation on the executive committee of the unincorporated joint venture. Only three of these Contracts of Participation of Risk remain in force as of December 31, 2008.

Shared Risk Contracts. Ecopetrol S.A. has also used shared risk contracts for the exploration of oil fields. Under these contracts, Ecopetrol S.A. retains its status as operator of the field, and assumes responsibility for 50% of the related investments and costs. The other contracting party is responsible for the remaining 50% of investments and costs. Private companies submit bids based upon the percentage of production they will assign to Ecopetrol S.A. The successful bidder obtains the right to enter into the shared risk contract with Ecopetrol S.A.

Risk Service Contracts. Ecopetrol S.A. introduced the risk service contract in January 1998 to increase production through the use of new technologies in oil fields that it currently operates. Under these contracts, Ecopetrol S.A. continues to operate the field, but 100% of the investment in new technologies is made by a private company. In return, the private company receives a percentage of the incremental production increase resulting from the investment in technology. The specific percentage is subject to a bidding process between private companies, but in no case may it exceed 75%. As of December 31, 2008, Ecopetrol S.A. has three existing risk service contracts.

Discovered Undeveloped Fields Contracts. Ecopetrol S.A. has entered into Discovered Undeveloped Fields Contracts to promote the exploitation by private companies of both undeveloped and inactive fields. Under this type of contract, the private company assumes total responsibility for the development and operation of a field in exchange for a fee per barrel, which varies with the level of production and is paid in U.S. dollars. As of December 31, 2008, eighteen contracts of this type remained outstanding.

Ecopetrol Contracts for the period ended December 31,

	2004	2005	2006	2007	2008
Total Signed During Period	13	11	5	11	12

In 2004, Ecopetrol S.A. signed two E&P contracts and one TEA. In addition, Ecopetrol S.A. agreed to participate in the E&P contract between Petrobras and the ANH, as well as one TEA with Repsol YPF S.A. and two TEAs with Occidental Petroleum Corporation, Repsol YPF S.A. and the ANH. Ecopetrol S.A. also signed three Shared Risk Contracts and three production agreements (agreements that govern the relationship between the ANH and Ecopetrol S.A. during the production stage of a project) with various private oil companies. In 2005, Ecopetrol S.A. signed three E&P contracts with the ANH, two Shared Risk Contracts and five favorability clause contracts (contracts that contain a clause that gives Ecopetrol S.A.’s business partner the right to renegotiate the association contract signed with Ecopetrol S.A. if the new conditions the ANH gives under an E&P contract are better). In 2006, Ecopetrol S.A. signed three E&P contracts and one TEA. Two of such E&P contracts involved the participation of Ecopetrol S.A. in the E&P contract between BHP Billiton and the ANH for the exploration and production in the Fuerte Norte y Fuerte Sur region. In addition, in November 2006, Ecopetrol S.A. and Petrobras agreed to explore the Tucano basin in Brazil. The Tucano project is Ecopetrol S.A.’s first international exploration project in its history. Continuing with its internationalization process, during 2007 Ecopetrol S.A. became involved in other international projects in Peru and the United States through participation in exploration projects in those countries. In 2008, Ecopetrol signed seven E&P contracts and five TEAs. On December 31, 2008, Colombia’s proven crude oil reserves totalled approximately 1,362 million barrels. On that same date, Colombia’s proven gas reserves totalled an estimated 4.0 trillion cubic feet.

The following table sets forth Colombia’s proven crude oil and natural gas reserves at the dates indicated.

Proven Reserves of Colombia(1)

	At December 31,
	2004	2005	2006	2007	2008
Crude Oil (millions of barrels)	1,478	1,453	1,468	1,355	1,362
Natural Gas (trillions of cubic feet)(2)	4.2	4.0	3.7	3.7	4.0

1:	“Proven reserves” are defined as the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs. In the case of reserves to which Ecopetrol S.A. has the sole right of development, Ecopetrol S.A. estimates proven reserves in accordance with the methodology promulgated by the Society of Petroleum Engineers. While this methodology permits such estimates to be based on assumptions regarding future economic and operating conditions (including prices and costs), Ecopetrol S.A. includes as proven reserves only those reserves that, at the date of estimation, are recoverable under existing economic and operating conditions. Ecopetrol S.A. estimates its share of reserves that are to be developed pursuant to association contracts using the same methodology as employed in the calculation of direct reserves, based on seismic, geological and other technical data supplied by the respective operators and reviewed by Ecopetrol S.A.’s petroleum engineers.

2:	Corresponds to gas with concrete commercial viability.

Source: Ecopetrol S.A.

Until 2000, Colombia had witnessed relatively little exploration activity. This was the result of both the significant decline in oil prices in 1997 and 1998 and fiscal policies and contractual terms that were not internationally competitive. Since 2002, however, exploration activity has generally increased as a result of higher investments in operations by Ecopetrol S.A., as well as reforms to the standard terms of exploration and production contracts (as explained above) that have attracted investors. Total seismic exploration in 2004 was equivalent to 6,767 kilometers. Total seismic exploration increased to 11,896 kilometers in 2005, and to 26,491 kilometers in 2006. In 2007, total seismic exploration decreased to 9,971 kilometers and to 6,738 kilometers in 2008. The drilling of exploration oil wells has generally increased from 2004 to 2008. In 2004, 21 oil wells were drilled. The number of oil wells increased to 35 in 2005 and then rose to 56 in 2006 to 75 in 2007 and to 96 in 2008.

Production of crude oil in Colombia increased from an average of 531 thousand barrels per day in 2007 to 588 thousand barrels per day in 2008 primarily due to growth in production by the oldest and largest oil fields that are governed by association contracts. Ecopetrol S.A.’s direct production accounted for approximately 29% of the total crude oil production in 2008, as compared to 28% in 2007. Approximately 14% of the country’s oil production in 2008 was derived from the Cusiana area of the Los Llanos region.

Of the 588 thousand barrels of crude oil produced per day in 2008, approximately 54.1% was exported, as compared to 43% of total crude oil production in 2007. Ecopetrol S.A. was responsible for exporting 47% of the total crude oil exported by Colombia in 2008, as compared to 41% in 2007. The value of Colombia’s exports of crude oil and its derivatives in 2008, according to balance of payments statistics, totaled an estimated $12,204 million, a 66.8% increase from the 2007 level. This increase was primarily due to an increase in the price of oil in the international market. The average export price of crude oil in 2008 for Ecopetrol S.A. was $81 per barrel as compared to $62.6 per barrel in 2007. Ecopetrol S.A.’s average daily volume of exports of crude oil in 2008 was estimated at 149 thousand barrels per day, a 57% increase over the average daily volume in 2007 of 95 thousand barrels per day. Since 1995, the Government has used a stabilization fund through which revenues from the Cusiana production are invested abroad in order to avoid the inflationary effects associated with large inflows of oil revenues into the country. For further details on the stabilization fund, see “Public Sector Finance—General” below.

In connection with its core activities of exploration and production of oil and gas, Ecopetrol S.A. has developed a network of pipelines used to transport crude oil, natural gas and oil products to domestic refineries, major distribution points and export facilities. The pipelines, some of which are wholly-owned by Ecopetrol S.A. and others of which are owned jointly with associates or other companies, transport oil and gas owned by Ecopetrol S.A., associates and concession operators. The 800 km OCENSA pipeline, a joint venture among Ecopetrol S.A., associates and other companies, was completed in February 1998. The pipeline transports crude oil from the Cusiana and Cupiagua, and other nearby fields to the port of Coveñas. The pipeline has a capacity of 556,000 barrels per day and maintained an average output of approximately 246,000 barrels per day during 2008.

The Government, with private sector participation, intends to substantially expand the natural gas pipeline network and the related infrastructure over the next several years.

In November 2005, Colombia and Venezuela entered into an agreement to build a two-way gas pipeline between the two countries. Under the agreement, the pipeline will send 450 million cubic feet of natural gas per day from Colombia’s La Guajira region to Venezuela’s Paraguana peninsula during the first four years of service. At the end of that period, the pipeline’s flow will be reversed with Venezuela supplying 150 million cubic feet of gas by year to Colombia from 2012 to 2028. The construction of this pipeline began on July 8, 2006 at a projected cost of US$335 million and was inaugurated on October 12, 2007.

Construction

The construction sector experienced real annual growth rates of 2.8% in 2008, 11.5% in 2007, 13.5% in 2006, 12.8% in 2005 and 13.4% in 2004. The lower growth experienced in 2008 was primarily due to the decrease in civil construction (7.1%).

Services

The services sector accounted for 55.8% of GDP in 2008. Activity in the services sector increased by 3.2% in real terms in 2008, following increases of 7.3% and 6.8%, in 2007 and 2006, respectively. The following table shows the composition of the services sector for the years indicated.

Composition of Services Sector

	2004	2005	2006	2007(1)	2008(1)
	(percentage of total services)
Transportation, Storage and Communications	11.4%	11.7%	12.0%	12.4%	12.5%
Retail, Restaurants and Hotels	23.3%	23.6%	24.0%	24.3%	23.8%
Financial Services	8.5%	8.9%	8.7%	8.9%	9.5%
Housing	14.1%	13.6%	13.3%	12.7%	12.6%
Services to Companies except Financial Services and Housing	9.2%	9.3%	9.7%	10.1%	10.3%
Public Administration and Defense	18.5%	18.1%	17.6%	17.3%	17.0%
Education	4.2%	4.1%	4.2%	4.1%	4.0%
Social and Health	4.9%	5.2%	5.0%	4.8%	4.8%
Recreation, Cultural, Sports and Other Services	4.3%	4.2%	4.1%	4.2%	4.2%
Domestic Services	1.5%	1.5%	1.4%	1.2%	1.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Estimated.

Source: DANE.

Transportation, storage and communications grew by 12.5% in real terms in 2008, as compared to 12.4% real growth in 2007, and accounted for an estimated 7.0% of 2008 GDP. Currently, there are approximately 164,183 km of roads in Colombia. The public roads within Colombia are categorized as primary, secondary, tertiary or other roads. The primary network consists of 16,676 km of nationwide roads and expressways, which facilitates access to the capitals of the departments. The secondary network consists of 107,679 km of regional roads which connect smaller cities. The tertiary network consists of 27,577 km of roads which connect towns and other localities. Other roads consist of 12,251 km of roads.

Over the last several years, the road concessions program has substantially increased the participation of private companies in the transportation sector. These concessions permit the construction of safer and more modern roadways. The transportation corridors to be constructed under these concessions will connect large industrial and agricultural centers, which are primarily located in the nation’s interior, with the most important Atlantic and Pacific ports. These corridors include the Zipaquirá–Santa Marta corridor, the Briceño–Tunja–Sogamoso corridor, the Bogotá–Buenaventura corridor and the Caribbean road network.

With respect to the communications sector, Colombia had an estimated 17.4 telephone lines in service per 100 inhabitants on December 31, 2006, 17.8 telephone lines in service per 100 inhabitants on December 31, 2007 and 17.9 telephone lines in service per 100 inhabitants on December 31, 2008. Prior to 1998, Empresa Nacional de Telecomunicaciones, a state-owned company, was the primary provider of domestic and international long distance telephone services in Colombia. Since August 1997, however, ten-year licenses with automatic ten-year extensions have been granted to new operators of domestic and international long distance telephone services. In December 1998, Empresa de Teléfonos de Bogotá (“ETB”, owned by the capital district of Bogotá) and Orbitel (a privately owned company), began providing international and domestic long-distance services, ending the 50-year monopoly of Empresa Nacional de Telecomunicaciones. Telefónica Telecom is the third provider of international and domestic long-distance services. Empresa Nacional de Telecomunicaciones has also traditionally provided basic telephone service in suburban and rural areas. Within the major metropolitan areas, separate municipal telephone companies provide basic telephone services. Empresa Nacional de Telecomunicaciones is now known as Colombia Telecomunicaciones S.A. ESPor “Telecom.”

In recent years, Colombia has witnessed increased demand for cellular telephone service. In 2003, Colombia had an estimated 14.3 mobile telephone lines in operation per 100 inhabitants, with service provided by Telefonica Móvil, Comcel and the recently formed Colombia Movil. According to the Ministry of Communications, there were approximately 41.4 million mobile telephone users in Colombia as of fourth quarter 2008, as compared to 33.9 and 29.8 million mobile telephone users at year-end 2007 and year-end 2006, respectively. The Government has made cellular telephone service subject to private sector participation and competition.

The Government operates three national public television networks, including one that is publicly managed. In the first half of 1998, in accordance with a law that permits greater private sector participation in television networks, two private television networks, RCN and Caracol, began operations nationwide. In addition, local governments support eight regional networks and there is one regional private network.

Energy

In 2008, 80.0% of electric energy consumption in Colombia was derived from hydraulically generated sources, while 14.2% was derived from thermally generated (gas and coal) sources and the remaining 5.8% was derived from other sources. In 2008, the output of the utility sector (electricity, gas and water) increased by 1.2% in real terms and accounted for 2.7% of GDP

Colombia’s proven energy reserves in 2008 included approximately 6,741 million tons of coal, 1,362 million barrels of crude oil and 3.9 trillion cubic feet of natural gas, including natural gas with concrete commercial viability and natural gas that can be used for oil extraction purposes. In addition, it is estimated that Colombia has the capacity to generate more than 91,000 megawatts of hydroelectric power, although only about 9.8% of this potential has been realized.

By the end of 1997, all of the major cities in Colombia were connected to an extensive gas pipeline network. Ecopetrol S.A. sponsored two significant projects consisting of a total of 1,350 km of pipeline, under a “build, own, operate, maintain and transfer” (“BOMT”) arrangement with private companies. Construction contracts for an additional 1,695 km of pipeline were awarded. Law 401 of 1997 created the Empresa Colombiana de Gas (Colombian Natural Gas Corporation, or “ECOGAS”) to manage the gas transmission network. Also, in August 1997, the Government initiated a bidding process to select operators for local gas distribution networks in several interior cities. As of December 2008, local gas distribution networks were operating in cities within the departments of Tolima, Caldas, Boyacá, Cundinamarca, Huila, Santander, Bolívar, Antioquia, Valle del Cauca, La Guajira, Atlántico, Magdalena, Cesar, Casanare, Norte de Santander, Quindío, Risaralda, Bogotá, D.C., Meta, Sucre and in Córdoba.

Over the past decade, the Government has restructured the energy sector in order to improve the economic performance of the companies within the sector. For example, the Government has encouraged competition, private investment and the development of alternative energy sources. The 1994 Electricity Law significantly transformed the electric power sector. It permits the formation of privately-owned electric utility companies and the privatization of all or part of existing public sector companies. However, it prohibits vertical integration of new entrants into the utilities sector. In addition, a 1995 restructuring program resulted in an increase in private participation in power generation.

Following the Government’s sale in 1996 of several major power generation plants, private sector investors purchased 48.5% of the capital stock of Empresa de Energía de Bogotá and 56.0% of the capital stock of Empresa de Energía del Pacifico S.A. E.S.P in 1997. As of December 2008, 45.2% of Colombia’s total power generation capacity was privately held, 54.8% continued to be state-owned. The Superintendencia de Servicios Publicos (Superintendency of Public Services) has intervened in the management of Cedelca and Electrolima. On July 26, 2002, the Government announced the liquidation of the Chocó power generation plant and the creation of a new company, Dispac, which is operated by private parties. On February 26 2007, the Government authorized the sale of 19.2% of its stake in Isagen, one of the largest power generation companies in Colombia. The Government sold a portion of its shares of Interconexión Eléctrica S.A. (“ISA”), one of Colombia’s largest electricity transmission companies, in two successful public offerings in 2001 and 2002. As of December 31, 2008, private participation in electricity transmission was 24%.

In addition to electricity generation and transmission, the Government has also made progress in privatizing electricity distribution. As of December 2008, 64% of Colombia’s total distribution capacity was privately held.

Infrastructure Development

Deficiencies in Colombia’s infrastructure have created economic inefficiencies that have adversely affected the country’s economic performance. To address this concern, the Government has been working to expand the telecommunications infrastructure. In order to achieve this objective, two complementary strategies were implemented.

First, the Compartel program has helped to achieve universal access to communications services through the installation of communal telecommunications points, which allows the connection of distant rural areas and public institutions as basic school, mayor offices, hospitals, military facilities and centers of agricultural enterprise management. Under the program, the Government has installed approximately 9,745 communal telecommunications points in Colombia’s rural municipalities, 1,490 rural telecommunications centers to promote Internet access and has provided Internet service in 15,643 public institutions (12,996 public schools, 1,032 local mayor’s offices, 189 municipal councils, 168 courts, 769 hospitals, 49 in military bases, 79 child care centers, 180 libraries, 57 centers of agricultural enterprise management and 124 other institutions).

Second, the Agenda de Conectividad (Connectivity Agenda) is intended to increase the use of information technologies, improve the competitiveness of the production sector, modernize public and governmental entities and facilitate access to information and education. Under this program, administrative procedures have been implemented that would reduce transaction costs related with exports, entrepreneurship and social security payments, among others.

To encourage private sector participation in the supply of communication services, the Government has encouraged a deregulation process that began in the early 1990’s. That process emphasized infrastructure modernization in specific areas that are key to attaining global competitiveness.

The Government, through the Ministry of Communications, plans to develop a new telecommunications act that seeks to further modernize the telecommunications sector in order to respond to recent technological developments and promote competition in the telecommunications market. The proposed act is subject to Congressional approval.

In addition to the expansion of the telecommunications infrastructure and the construction of new roadways and the repair of existing ones, the Government plans to continue promoting private investment participation to improve other infrastructure, such as cargo ports, airports and roads. The Government also is considering implementing long-term energy generation and transmission capacity expansion by encouraging strategic investors to explore and develop oil and natural gas offshore and onshore fields and to invest in the natural gas transportation and oil refining capacity expansions.

On August 19, 2008, the Government granted special treatment to the expansion of the Cartagena refinery project. Through the creation of a Special Duty Free Area the Government is seeking to promote investments in the capacity expansion of the Cartagena refinery. This project, which has operated since 2007 by Ecopetrol S.A. and Glencore AG, aims to double the refinery capacity to 165,000 barrels per day and increase the efficiency in the production of oil derivatives. Investments are expected to reach more than $2,700 million in the next three years. On May 27, 2009, Ecopetrol S.A. acquired Glencore AG’s 51% interest in Refinería de Cartagena S.A.-RCS, the company created by Ecopetrol S.A. and Glencore AG that owns the plant.

Role of the State in the Economy; Privatization

General

The Government is active in mining and the exploitation of other natural resources, as well as in the telecommunications and electricity industries. The Government expects its role in the production of goods and services to diminish as it continues to encourage private sector investment and participation in sectors previously dominated by the public sector, and as it implements other market-oriented reforms, such as the adjustment of public sector prices and utility rates to reflect market conditions.

In 2008, the most important state-owned non-financial companies included Ecopetrol S.A., Telecom, Medellín’s urban transit system (the “Medellín Metro”), the energy generation companies Isagen and Corelca and the energy transmission company ISA.

The following table sets forth selected financial data for the principal non-financial state-owned enterprises.

Principal Non-Financial Public Sector Enterprises

	Total Assets on Dec. 31, 2008(1)	Total Liabilities on Dec. 31, 2008(1)	Net Profits for 2008(2)	Total External Debt Guaranteed by the Republic on Dec. 31, 2008
	(millions of U.S. dollars)
ECOPETROL S.A.	$21,462	$6,031	$5,912	$0
ISA	6,436	2,996	120	59
Isagen	1,867	471	132	192
Corelca	79	72	6	0
Medellín Metro	984	2,292	(147)	294

1:	Unaudited. Converted into U.S. dollars at the rate of Ps. 2,243.59/$1.00, the representative market rate on December 31, 2008.

2:	Converted into U.S. dollars at the rate of Ps. 1967.11/$1.00, the average representative market rate for January-December 2008.

Sources: DNP, Medellín Metro and Ministry of Finance.

Ecopetrol S.A.

Ecopetrol S.A., which underwent a restructuring in June 2003, is the national oil company and is responsible for promoting and developing Colombia’s oil industry. For further information on Ecopetrol S.A., see “—Principal Sectors of the Economy—Mining and Petroleum” above.

Ecopetrol S.A. earned net profits of approximately Ps. 11,629.7 billion ($5.18 billion) in 2008. Total net profits increased by 124.5% as compared to 2007. Ecopetrol S.A. contributes to public sector revenues through a combination of income taxes, royalties and dividends. Ecopetrol S.A.’s total direct contribution to governmental revenues was Ps. 14.3 billion in 2008, as compared to Ps. 12.4 billion in 2007. The principal sources of Ecopetrol S.A.’s 2007 contribution to public sector revenues were approximately Ps. 5.6 billion in royalties, Ps. 4.2 billion in dividends paid with respect to profits earned in 2007 and Ps. 2.6 billion in income taxes.

ISA

ISA, the largest electricity transmission company in Colombia, owns a majority of the nation’s transmission networks and the national interconnection system. In 1995, ISA transferred its generation assets and functions to a new entity, Isagen. In August 1998, ISA made its first strategic portfolio investment with the capitalization of Transelca S.A. (“Transelca”), acquiring 65% of a company which accounts for 9.7% of the national transmission system. ISA consolidated its position in the market during 1999, by investing Ps. 276.6 billion, and increasing its direct participation in the national transmission system to 75%. ISA’s tariffs and operational income are regulated by the Energy and Gas Regulatory Commission (“CREG”). ISA’s net profits in 2008 totaled Ps. 236.6 billion ($105.5 million), as compared to Ps. 226.0 billion ($112.2 million) in 2007 .

In early 1999, the Government announced plans to sell its stake in ISA. In March 2001, ISA sold 115 million shares (or 13.3% of its total equity) to 62,016 investors. In May 2002, a second public offering of 120,000 shares was completed. Following the 2002 offering, 24.3% of ISA’s total equity was owned by 93,000 Colombians. Through these offerings, ISA became the first public service company to be listed on a Colombian stock exchange and now has the second largest number of shareholders of any Colombian company. As of December 31, 2008, private shareholders owned 29.7% of ISA’s total equity and the Government owned 52.9% of ISA’s total equity. The remaining stake is owned by Empresas Públicas de Medellín (10.2%), Empresa de Energía de Bogotá (1.7%) and Ecopetrol S.A. (5.5%).

Since 2000, ISA has been implementing a significant expansion strategy, becoming the largest international energy transmission company in Latin America. ISA has a presence in Colombia, Brazil, Peru and Bolivia, participates in transmission infrastructure development in Panama and Central America and participates in interconnection projects in Ecuador and Venezuela. Additionally, ISA has diversified its activities to the telecommunications sector, specifically in fiber-optic communications. As of December 31, 2008, approximately 97% of total revenues were derived from its activities in the power sector and 63.2% of total revenues were generated by ISA subsidiaries.

Isagen

Isagen is a public service company engaged in the generation and sale of electricity. It has a generating capacity of 2,132 megawatts, of which 1,832 megawatts are derived from hydroelectric sources. Isagen owns and operates five hydroelectric units and one thermal plant with an installed capacity equivalent to 15.9% of the national total. Isagen is the sole beneficiary of a trust which owns, and was responsible for the construction of, the Miel I hydroelectric power plant. This plant has a generating capacity of 396 megawatts and has been operational since the end of 2002.

In 2008, Isagen registered net profits of Ps. 260.3 billion ($100.1 million) as compared to Ps. 207.9 billion ($72.4 million) in 2007. The increase in 2008 profits was primarily attributable to an increase in operational revenues.

During the first half of 2000, the Government focused on the financial restructuring of the company in order to be able to offer it to potential buyers. As part of this process, in April 2000, Isagen purchased the interests of all the other shareholders of the Miel I project, thus becoming the sole owner of Miel I. In addition, in June 2000, one of Isagen’s most important liabilities, a $238 million loan from the IADB, was assumed by the Central Government. On February 26, 2007, the Government authorized the sale of 19.2% of the shares of Isagen. On August 3, 2007, the Government announced that it had completed the sale of such shares to the public. Following the sale, the Government owns 57.7% of the shares of Isagen.

Before the privatization of Isagen, 46.6% of Colombia’s total electricity generating capacity was privately owned. As of December 31, 2008, private sector ownership was 45.2%, as compared to only 1.0% in 1995.

Telecom

In response to the challenges associated with competition in the long distance market and after undergoing a major restructuring that lasted several years, the Government announced in June 2003 the liquidation of Empresa Nacional de Telecomunicaciones and the creation of Colombia Telecomunicaciones S.A. ESP, which remained state-owned and provided the same services as its predecessor. The new company continued to be marketed under the name “Telecom.”

Telecom is Colombia’s national telecommunications company. Traditionally, Telecom has provided domestic and international long distance telephone services in Colombia. Telecom also provides basic telephone service to suburban and rural parts of Colombia. Basic telephone services within the major metropolitan areas are provided by separate municipal telephone companies.

Telecom has made significant investments in various projects such as the national network of wide band services using ATM (asynchronous transfer mode) technology. This network offers integrated video, voice and data services through a wired or wireless network. Telecom has also invested in the construction of an underwater wire network for long distance services and in the extension of its basic wire and wireless telephone services.

The former Telecom registered a net loss of Ps. 1,550.6 billion ($539 million) in 2003, as compared to a net loss of Ps. 126.9 billion ($51 million) in 2002. This large increase in net loss was primarily due to the restructuring process, which began in June 2003 with the creation of Colombia Telecomunicaciones S.A. ESP. This restructuring process caused a delay in the collection of revenues despite the continuation of regular operational spending. In addition, the former Telecom’s financial results for 2003 and the previous several years were adversely affected by the loss of its monopoly status for both international and national calls in 1999, and strong price competition from the other two service providers. In 2008, the new Telecom registered net profits of approximately Ps 95.6 billion ($42.6 million), as compared to a net profit of Ps. 233.8 billion ($116.0 million) in 2007.

Between 1993 and 1997, the former Telecom entered into 15 joint venture contracts with six international telecommunications companies for the installation of up to approximately 1.8 million lines for local telephone service. Approximately 1.5 million of these lines were installed, and of those, approximately 1.2 million have been placed in service. Under the terms of the contracts, the former Telecom is obligated to share a portion of its revenues from the installed lines with the joint venture partners and has guaranteed certain minimum revenues to the joint venture partners. Because the revenues from the installed lines have not met projected revenues, the former Telecom has been involved in arbitration and court proceedings with certain of the partners, and expects to be involved in additional proceedings with the remaining partners, with respect to the calculation of the amount of compensation due to them under the contracts. The arbitration proceedings were settled by Telecom by a payment of an aggregate amount of U.S.$437 million.

Absent negotiated settlements between the parties, final determination of the amounts owed under the contracts will be made by relevant tribunals, subject to review by Colombian courts. Although the former Telecom does not presently have cash available in amounts within the range of potential liability, it is pursuing alternatives for obtaining the necessary resources. The Republic has not guaranteed Telecom’s obligations under the contracts with the joint venture partners. However, the Government has decided to lend the former Telecom Ps. 900,000 million, or its equivalent in U.S. dollars, to satisfy its obligations under certain of its contracts with its joint venture partners.

On December 20, 2005, Telecom announced that it was seeking a strategic partner in order to obtain new capital, improve management, widen its service portfolio and guarantee the continuation of service in the long term. On April 7, 2006, Telefonica S.A. of Spain purchased a majority of Telecom’s shares for Ps. 853,577 million (approximately $369 million). As a result of this sale, Telecom became a private company and accordingly is no longer subject to regulation as a public sector entity.

Corelca

Corporación de la Costa Atlántica (“Corelca”) is a public entity that provides electric power and related services to Colombia’s Atlantic coast. In addition to operating its own generation, transmission and distribution facilities (with a total capacity of 470 megawatts) in the Atlantic region, Corelca has long-term contracts for the purchase of electricity generated by two other thermal power plants. These plants, Termoeléctrica de Barranquilla S.A. (“TEBSA”) and Las Flores, have a combined generating capacity of 920 megawatts. Corelca also owns stock in related companies, such as TEBSA S.A. and URRA S.A., and is the main shareholder in nine energy distribution companies operating along the Atlantic coast.

In 1998, the Government restructured Corelca in an effort to solve the company’s financial problems. As part of the restructuring, the electricity transmission and distribution functions of Corelca were transferred to three newly created companies. The transmission business was transferred to Transelca, while the distribution business was divided between Electrificadora del Caribe S.A. (“Electrocaribe”) and Electrificadora de la Costa Atlántica (“Electrocosta”). In the second half of 1998, the Government added new capital to Transelca by selling 65% of its equity stake to ISA. Also in 1998, private companies purchased a 65% interest in both Electrocaribe and Electrocosta. Corelca, which retains the generation business, remains state-owned.

On December 16, 1999, to facilitate the restructuring and the privatization of Corelca, the Government issued Decree 2515, which in addition to redefining the organizational structure and functions of Corelca and its subsidiaries, provided for a capital infusion from the Government in an amount equivalent to the external debt of Corelca.

In 2007, Corelca incurred a loss of Ps. 1.1 trillion ($533.1 million) as compared to a loss of Ps. 76.7 billion ($32.5 million) in 2006. The increase in losses was due to the restructuring process which has resulted in the transfer of productive assets of the company to Gecelca S.A. (Generadora y Comercializadora de Energia del Caribe) in order to grant continuity of energy generation in the Caribbean coast region. In exchange, Corelca became a shareholder of Gecelca. However, the shares received by Corelca, equivalent to Ps. 2 trillion, will be transferred to the Government as guarantor of debt. In 2008, Corelca registered a net profit of Ps. 11.1 billion.

Medellín Metro

Medellín Metro is the light rail transportation system of the state-owned Empresa de Transporte Masivo del Valle de Aburrá (Aburrá Valley Mass Transit Corporation), an entity created in 1979 by the Department of Antioquia and the municipality of Medellín. The Government guaranteed all of the Medellín Metro project’s external debt, which totaled $294 million as of March 31 2009. The first line of the Medellín Metro became operational in November 1995. In 2008, Medellín Metro was responsible for transporting 154.9 million passengers.

Medellín Metro registered a net loss of Ps. 289.6 billion ($129.1 million) in 2008 as compared to a net loss of Ps. 183.5 billion ($91.1 million) in 2007.

State-Owned Financial Institutions

The Government owns a substantial majority of the capital stock of several financial institutions, although it intends to decrease its participation in the financial system over the medium term, providing assistance only to specific sectors of the Colombian economy. Some of the most important state-owned financial institutions are Financiera Eléctrica Nacional

(FEN), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”) and Finagro. FEN’s principal mission is to provide financing to the energy sector. FEN raises capital from international markets to make loans to companies in Colombia’s energy sector. Bancoldex’s principal activity is to provide long and short-term financing and specialized financial products to support Colombian exports and foreign trade-related activities. Finagro is the financial entity in charge of implementing financial programs for the agricultural sector. The accounts of FEN, Bancoldex, Finagro and other financial institutions owned by the Government are not included in the consolidated public sector finance figures that appear in other sections of this document.

In 2003, the Government liquidated Instituto de Fomento Industrial (IFI), a state-owned financial institution. IFI’s principal activities included providing venture capital and loans on favorable terms to mid-sized and large businesses to support industrial development. Also in 2003, the Government initiated the process of privatizing Bancafé.

In March 2005, the Government provided Bancafé with Ps. 430 billion to help restructure the public banking sector. As part of its plan, the Government also created a new institution called Granbanco – Bancafé, which is responsible for managing all of Bancafé’s business affairs. Additionally, the Government liquidated Banco Cafetero S.A., now referred to as Banco Cafetero en Liquidación, in order to repay its debts with workers and its pension liabilities. The restructured Bancafé has been designed to assist small and medium-sized industries by providing them with credit to invest in Government programs that finance the deficit. On April 19, 2006, the Government authorized the sale of Granbanco – Bancafe in connection with the Government’s plans to privatize the bank. The sale took place in September 2006 and the payment in the amount of Ps. 2.21 trillion ($996.4 million) was received on February 2007; 80.3% of the proceeds were used to reduce the Government’s funding needs for 2007, 8.1% for the payment of the Banco Cafetero en Liquidación’s pension liabilities and 11.5% for the reserves of FOGAFIN.

Principal State-Owned Financial Institutions

	Total Assets as of December 31, 2008(1)	Total Liabilities as of December 31, 2008(1)	Net Profits for 2008(1)	Total External Debt Guaranteed by the Republic as of December 31, 2008(1)
	(millions of U.S. dollars)
State-Owned Banks
Banco Agrario	4,836	4,467	162	1
Commercial Financing Companies
Bancoldex Leasing	125	113	2	0
Special State-Owned Institutions
Findeter	1,445	1,135	14	106
FEN	135	1	9	0
FINAGRO	2,034	1,823	25	0
Bancoldex	2,760	2,181	32	54
Fonade	512	466	8	0
FNA	1,515	828	53	0
Fogafin	4,011	4,000	9	0
Icetex	570	110	15	0
Fogacoop	123	94	9	0
FNG	185	84	6	0
Caja de Vivienda Militar	1,361	1,313	1	0
	14,652	12,035	181
Total	$19,613	$16,615	$345	$161

Totals may differ due to rounding.

1:	Converted into dollars at the rate of Ps. 2,243.59/$1.00, the representative market rate on December 31, 2008.

Source: Financial Superintendency.

Privatizations and Concessions

The following table lists the entities privatized since 1997, including the year in which the privatization occurred and the proceeds from the privatization for each enterprise.

Privatization of State-Owned Enterprises

	Year	Proceeds (1)
		(millions of U.S. dollars)
IFI Enterprises
Agroindustry
Cerromatoso	1997	154
Electrical
EPSA	1997	498
Chivor	1997	638
EEBP(2)	1997	2,178
Electrocaribe and Electrocosta(3)	1998	523
TranselcaP(4)	1998	137
Enertolima(5)	2006	106
Eade(6)	2006	26
EDEQ(7)	2008	23
CHEC(8)	2008	122
ESSA(9)	2009	145
CENS(9)	2009	70
EEC(9)	2009	82
Mineral
Cerrejón Zona Central	1997	10
Cerrejón Zona Norte (Carbocol)	2000	384
Cerrejón Zona Norte (Carbocol)P(10)	2001	81
Ecogas(11)	2006	1,377
Ecopetrol Enterprises
Gas Natural	1997	149
Financial
Bancafe(12)	2006	927
Telecommunications
Telecom(13)	2006	361
Others
Propal(14)	2006	16

1:	The proceeds from privatizations for the years 1997, 1998 and 2001 have been translated into dollars at the average rates of Ps. 1,140.5, Ps. 1,426.6 and Ps. 2,291.2, respectively. Proceeds from the 2000 privatization were paid in dollars.

2:	Capitalization through the issuance of stock constituting 48.5% of the equity of Empresa de Energía de Bogotá.

3:	Capitalization.

4:	Capitalization by ISA.

5:	Capitalization. The value has been translated into dollars at a rate of Ps. 2,379, which was the exchange rate on May 4, 2006.

6:	The value has been translated into dollars at a rate of Ps. 2,358.96, which was the average exchange rate of 2006.

7:	The value has been translated into dollars at a rate of Ps. 1853.44, which was the exchange rate on August 15, 2008.

8:	The value has been translated into dollars at a rate of Ps. 2,319.13, which was the exchange rate on September 18, 2008.

9:	The value has been translated into dollars at a rate of Ps. 2,575.5, which was the exchange rate on February 26, 2009.

10:	Corresponds to working capital adjustments paid in 2001 related to the privatization in 2000.

11:	The value has been translated into dollars at a rate of Ps. 2,358.96, which was the average exchange rate of 2006.

12	The value has been translated into dollars at a rate of Ps. 2,385, which was the average exchange rate in September 2006.

13:	Capitalization. The value has been translated into dollars at a rate of Ps. 2,365, which was the exchange rate on April 7, 2006.

14:	The value has been translated into dollars at a rate of Ps. 2,251.75, which was the exchange rate on February 13, 2006.

Sources: Consejo Superior de Política Fiscal (Council of Fiscal Policy), Fondo de Garantías de Instituciones Financieras (FOGAFIN), Ecopetrol S.A. and IFI. Subdirección de Banca de Inversión - Ministerio de Hacienda y Crédito Público

In order to foster private sector participation in public utility projects, the 1994 Ley de Servicios Públicos Domiciliarios (Residential Public Services Law) establishes the general framework for public utility services provided by both public and private sector companies. In addition to authorizing the privatization of public utility companies, the law permits consumers to purchase shares in those companies through installments. For example, consumers may pay for their share purchases through periodic payments in conjunction with utility bill payments.

Under the Constitution and Law 226 of 1995, all of the shares of any public entity being privatized must first be offered to its employees and to instituciones solidarias (social solidarity institutions), such as pension funds, cooperatives, mutual funds and severance funds, before they can be offered publicly to investors.

For more information on the privatization of electric power companies, see “—Principal Sectors of the Economy—Energy.”

Ecopetrol S.A. has been an active participant in the Government’s privatization efforts, having sold in the mid-1990s ownership interests in several companies. Although Ecopetrol S.A. had planned to divest certain assets in the thermal sector, the company is now considering the retention those assets for electrical generation. In addition, Ecopetrol S.A. sold its interest in Monómeros Colombo Venezolanos to Petroquímica de Venezuela, S.A., which now owns 100% of the shares of the company.

The Government has also granted concession contracts to facilitate private participation in telecommunications and infrastructure projects. Infrastructure projects eligible for concession contracts include ports, railroads, airports and gas pipelines. In telecommunications, the Government has opened the market for cellular telephone services and “value-added” services, which include internet access, video services and electronic payment systems, and permits competition in domestic and international long distance, as well as local telephone services.

In 1989, the Government began restructuring Colombia’s railway system, replacing the old state-owned railway company, Ferrocarriles Nacionales, with a new state-owned company, Ferrovías. Until 1998, the role of Ferrovías was limited to the maintenance, expansion, modernization and administration of the rail network, while the actual transportation of passengers and cargo was carried out by operators owned wholly or partially by private sector interests. In 1998, Ferrovías transferred network repair, maintenance and operational responsibilities for the Pacific rail line to the private sector through a 30-year concession agreement with Concesionario Red Férrea del Pacífico. In 1999, a similar arrangement was made for the Atlantic rail line with Ferrocarriles del Norte de Colombia.

As part of the Government’s national gas plan, Ecopetrol S.A. has awarded concession contracts and BOMT agreements for the construction and operation of four gas pipelines. Local distribution is already operated by the private sector. For further details on gas pipeline concessions, see “—Principal Sectors of the Economy—Energy” above.

On October 31, 2005, the State-Owned Bank Granahorrar was privatized when BBVA of Spain purchased Granahorrar for Ps. 970.0 billion (approximately $423.7 million).

In February 2005, the Government announced the sale of the Empresa Colombiana de Gas – ECOGAS. On December 6, 2006, the company was sold for Ps. 3,250 billion (U.S.$1,377 million) to the Empresa de Energía de Bogotá.

Other privatizations that occurred in 2006 included Productora de Papeles S.A. for a value of $16 million, Empresa Antioqueña de Energía S.A. E.S.P. for a value of $26 million, Colombia Telecomunicaciones S.A E.S.P. for a value of $368 million and Compañía Energética del Tolima S.A. E.S.P. for a value of $106 million.

In August 2008, Electrificadora del Quindio S.A. –EDEQ was sold for a value of $21.8 million to EPM Inversiones. In September 2008, Central Hidroelectrica de Caldas –CHEC was sold to EPM Inversiones, the State of Caldas and others for a value $122.4 million.

In February 2009, the Government sold its interest in the following companies: Electrificadora de Santander S.A. (“ESSA”) to EMP Inversiones and the State of Santander for a value for $143.7 million; Centrales: Electricas del Norte de Santander S.A. (“CENS”) for a value of $69.9 million to EPM Inversiones and the State of Norte de Santander; and Empresa de Energia de Cundinamarca S.A. (“EEC”) to Empresa de Energia de Bogotá and the State of Cundinamarca for a value of $82.0 million.

Environment

Colombia, by virtue of its geographical location at the northwestern tip of South America, with mountainous regions, coasts on two oceans and the Amazon basin, has one of the most complex and diverse ecological and biological systems in the world. However, the pressures caused by growth and development have resulted in the exploitation of natural resources and production methods directed at short-term productivity have been used without considering the environmental consequences. The principal environmental problems in Colombia today consist of soil erosion in the Andes; water, soil and air pollution in the Andes and the Caribbean region; and deforestation and instability of the water supply throughout the country.

In 1993, the newly created Ministry of the Environment assumed responsibility for all environmental matters. The creation of a separate ministry has increased environmental regulations and centralized national environmental policymaking. The Uribe administration, in accordance with its development plan, has designed a strategy for environmental sustainability that consists of five main elements: the conservation and sustainable use of environmental goods and services; comprehensive management of the water supply with respect to both quality and quantity; the generation of revenues by supporting environmental-friendly businesses and promoting environmental initiatives; the environmental sustainability of national production; and efficient administration and planning by environmental authorities.

Employment and Labor

Beginning in March 2001, Colombia’s unemployment surveys have been presented on a monthly basis, and are based on an increased sample of thirteen cities. The following are results for 2004 through 2008 and for the first three months of 2009.

Employment Status in the Thirteen Largest Cities(1)

	2004
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,128	9,223	9,183	8,969	9,020	8,906	9,174	9,144	9,158	9,179	9,248	9,259
Employed (in thousands)(2)	7,469	7,634	7,708	7,470	7,693	7,509	7,783	7,796	7,821	7,893	7,971	8,069
Participation Rate (%)(3)	64.1	64.6	64.3	62.7	62.9	62.0	63.8	63.5	63.5	63.5	63.9	63.9
Unemployment Rate (%)(4)	18.2	17.2	16.1	16.7	14.7	15.7	15.2	14.7	14.6	14.0	13.8	12.8
Underemployment Rate (%)(5)	30.5	29.9	29.0	30.6	31.0	28.4	33.5	32.3	32.0	31.8	32.4	31.3

	2005
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,172	9,110	9,209	9,166	9,191	9,107	9,297	9,360	9,315	9,435	9,381	9,522
Employed (in thousands)(2)	7,682	7,652	7,822	7,837	7,922	7,825	7,984	8,068	8,066	8,302	8,247	8,375
Participation Rate (%)(3)	63.2	62.7	63.3	62.9	62.9	62.3	63.5	63.8	63.4	64.1	63.6	64.5
Unemployment Rate (%)(4)	16.2	16.0	15.1	14.5	13.8	14.1	14.1	13.8	13.4	12.0	12.1	12.0
Underemployment Rate (%)(5)	29.6	29.7	29.3	30.7	32.0	31.6	33.3	33.2	32.7	32.6	32.5	31.2

	2006
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,522	9,269	9,451	9,364	9,187	9,357	9,477	9,392	9,087	9,127	9,105	9,116
Employed (in thousands)(2)	8,375	7,803	8,118	8,223	8,012	8,130	8,288	8,185	7,946	7,972	7,970	8,101
Participation Rate (%)(3)	64.5	62.7	63.8	63.1	61.8	62.8	63.6	62.9	60.7	60.9	60.7	60.6
Unemployment Rate (%)(4)	12.0	15.8	14.1	12.2	12.8	13.1	12.5	12.9	12.6	12.7	12.5	11.1
Underemployment Rate (%)(5)	31.2	28.3	29.4	29.4	31.5	33.6	31.5	25.1	40.4	30.3	31.0	30.0

	2007
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,059	9,425	9,309	9,180	9,464	9,434	9,358	9,407	9,559	9,657	9,630	9,404
Employed (in thousands)(2)	7,751	8,212	8,144	8,115	8,396	8,343	8,307	8,343	8,560	8,670	8,773	8,444
Participation Rate (%)(3)	60.1	62.4	61.5	60.6	62.4	62.1	61.5	61.7	62.6	63.1	62.9	61.3
Unemployment Rate (%)(4)	14.4	12.9	12.5	11.6	11.3	11.6	11.2	11.3	10.5	10.2	8.9	10.2
Underemployment Rate (%)(5)	28.1	32.6	30.1	30.6	30.5	33.5	32.9	32.6	32.0	31.8	32.9	30.4

	2008
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,570	9,682	9,656	9,744	9,709	9,494	9,892	9,773	9,713	9,856	9,661	9,605
Employed (in thousands)(1)	8,391	8,464	8,498	8,643	8,568	8,386	8,719	8,658	8,614	8,776	8,657	8,560
Participation Rate (%)(2)	62.3	62.9	62.6	63.1	62.8	61.3	63.8	62.9	62.4	63.3	61.9	61.5
Unemployment Rate (%)(3)	12.3	12.6	12.0	11.3	11.7	11.7	11.9	11.4	11.3	11.0	10.4	10.9
Underemployment Rate (%)(4)	29.8	29.1	29.4	28.5	28.0	27.3	28.3	29.1	27.3	26.3	25.9	24.4

	2009
	Jan	Feb	Mar
Labor Force (in thousands)	9,735	10,055	10,076
Employed (in thousands)(1)	8,288	8,688	8,714
Participation Rate (%)(2)	62.2	64.1	64.2
Unemployment Rate (%)(3)	14.9	13.6	13.5
Underemployment Rate (%)(4)	25.1	27.3	27.3

1:	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio. Average rates for each month.

2:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.

3:	Participation rate is defined as the labor force divided by working age population. The working age is 12 years and above.

4:	Unemployment rate is defined as the unemployed population divided by the labor force.

5:	Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours per week and desire to work more, they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.

Source: DANE.

The following table shows national employment statistics for 2004 through 2008 and for the first three months of 2009.

National Employment Status

	2004
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,558	19,421	19,408	19,306	19,276	18,809	19,304	19,092	19,102	19,415	19,476	19,269
Employed (in thousands)(1)	16,233	16,374	16,765	16,473	16,625	16,178	16,805	16,595	16,712	16,970	17,183	16,943
Participation Rate (%)(2)	62.8	62.3	62.2	61.8	61.6	60.0	61.5	60.7	60.7	61.6	61.7	60.9
Unemployment Rate (%)(3)	17.0	15.7	13.6	14.7	13.8	14.0	12.9	13.1	12.5	12.6	11.8	12.1
Underemployment Rate (%)(4)	30.9	31.8	29.9	32.5	34.0	31.5	32.2	31.2	31.9	32.2	32.2	30.8

	2005
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,124	19,121	19,052	19,120	19,205	18,945	19,631	19,244	19,371	19,758	19,570	19,803
Employed (in thousands)(1)	16,597	16,401	16,585	16,814	16,842	16,762	17,276	16,982	17,207	17,791	17,581	17,757
Participation Rate (%)(2)	60.4	60.3	60.0	60.1	60.3	59.4	61.4	60.1	60.4	61.6	60.9	61.5
Unemployment Rate (%)(3)	13.2	14.2	12.9	12.1	12.3	11.5	12.0	11.8	11.2	10.0	10.2	10.3
Underemployment Rate (%)(4)	28.9	30.7	29.8	32.0	33.9	31.9	33.9	32.9	33.0	32.4	31.5	31.4

	2006
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,382	19,497	19,677	19,139	19,384	19,714	19,616	18,992	18,708	18,860	18,657	18,884
Employed (in thousands)(2)	16,780	16,963	17,444	16,841	17,081	17,635	17,187	16,562	16,294	16,719	16,618	16,658
Participation Rate (%)(3)	60.1	60.4	60.9	59.1	59.8	60.7	60.3	58.3	57.4	57.8	57.1	57.7
Unemployment Rate (%)(4)	13.4	13.0	11.3	12.0	11.9	10.5	12.4	12.8	12.9	11.4	10.9	11.8
Underemployment Rate (%)(5)	28.4	30.5	30.3	31.7	34.7	34.7	29.6	42.4	36.2	37.7	35.3	35.9

	2007
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	18,650	19,293	18,835	19,329	19,040	19,163	19,117	19,017	19,363	20,144	19,848	19,378
Employed (in thousands)(1)	16,060	16,815	16,585	17,223	16,847	17,024	16,984	16,978	17,267	18,116	17,981	17,461
Participation Rate (%)(2)	56.9	58.8	57.3	58.7	57.7	58.0	57.8	57.4	58.4	60.7	59.7	58.2
Unemployment Rate (%)(3)	13.9	12.8	11.9	10.9	11.5	11.2	11.2	10.7	10.8	10.1	9.4	9.9
Underemployment Rate (%)(4)	31.7	34.6	33.7	35.0	35.2	35.1	36.3	36.4	36.7	34.8	36.5	34.3

	2008
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,237	19,692	19,968	19,957	19,844	19,206	19,747	19,529	19,739	19,802	19,466	19,783
Employed (in thousands)(1)	16,715	17,329	17,727	17,736	17,694	17,057	17,359	17,341	17,577	17,798	17,364	17,685
Participation Rate (%)(2)	57.7	59.0	59.7	59.6	59.2	57.2	58.7	58.0	58.5	58.6	57.6	58.4
Unemployment Rate (%)(3)	13.1	12.0	11.2	11.1	10.8	11.2	12.1	11.2	11.0	10.1	10.8	10.6
Underemployment Rate (%)(4)	31.9	31.7	30.3	28.5	30.8	29.0	28.0	29.4	29.4	27.1	26.6	27.1

	2009
	Jan	Feb	Mar
Labor Force (in thousands)	19,893	20,261	20,627
Employed (in thousands)(1)	17,063	17,731	18,156
Participation Rate (%)(2)	58.7	59.7	60.7
Unemployment Rate (%)(3)	14.2	12.5	12.0
Underemployment Rate (%)(4)	28.8	29.4	29.0

1:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.

2:	Participation rate is defined as the labor force divided by working age population. The working age is 12 years and above.

3:	Unemployment rate is defined as the unemployed population divided by the labor force.

4:	Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours per week and desire to work more, they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.

Source: DANE.

The average unemployment rate for December 2008, in the thirteen largest urban areas, was 10.9%, as compared to 10.2% for the same month in 2007. The national unemployment rate on December 31, 2008 was 10.6%, an increase from the unemployment rate of 9.9% recorded on December 31, 2007 and a decrease from the unemployment rate of 11.8% on December 31, 2006. Although several months in 2008 witnessed marginal increases in the monthly unemployment rate from the preceding month in the thirteen largest cities, the unemployment rate decreased significantly during 2008 as a whole, from 12.3% in January 2008 to 10.9% in December 2008. Moreover, the unemployment rate in the thirteen largest cities has showed a declining trend from 12.8% in December 2004, to 12.0% in December 2005, to 11.1% in December 2006 and to 10.2% in December 2007. The national unemployment rate also experienced a general decreasing trend in 2008, beginning at 13.1% in January 2008 and ending at 10.6% in December 2008.

In December 1990, the Government enacted legislation to permit greater flexibility in labor contracts by eliminating ambiguities over non-wage benefits and eliminating restrictions regarding severance and furlough of workers. The same law also modified the unemployment benefits system to allow workers to elect private sector management of their severance funds. The Colombian Labor Code now requires employers, on an annual basis, to transfer severance payments equal to one month of salary plus 12% interest to the severance administration fund chosen by each employee. Employees only have access to these severance funds upon termination of their employment or, prior to termination, under special circumstances, including the purchase or improvement of a residence and the payment of qualifying tuition payments. Severance funds become available regardless of whether an employee is terminated involuntarily or resigns and are not conditioned on unemployment. Colombia does not have an unemployment fund.

Under legislation enacted in 1993 to partially privatize the pension system, employees may elect that their pension contributions (both employee and employer derived) be deposited with private pension administrators. If no such election is made, the funds will continue to be managed by the Instituto de Seguros Sociales (Social Security Institute, or “ISS”). The Government guarantees both privately managed pensions and the ISS fund. The partial privatization of the pension system was intended to increase the efficiency of pension management, while injecting a new source of funds into local capital markets. The privately administered pension funds have more investment flexibility, having investment options including government obligations, certificates of deposit, bonds, commercial paper and, up to certain limits, equity securities. The 1993 law also allowed private companies to offer health and worker’s compensation insurance.

Because of a pension reform approved in 2002, starting in 2014, the retirement age will be raised from 60 to 62 for men and from 55 to 57 for women. The minimum number of weekly pension payments required for retirement will gradually increase from 1,000 in 2005 to 1,300 in 2015.

Wages for workers in the public sector are customarily established at the beginning of each calendar year. Private sector wages are subject to the minimum wage set annually by the Government at the beginning of each calendar year. The following table shows the monthly minimum wage rates set by the Government and the real wage index for each of the years indicated.

Monthly Minimum Wage and Real Wage Index

Year	Monthly Minimum Wage	Percentage change	Real Wage Index
	(in nominal pesos)		(2008=100)
2004	358,000	7.8	96.7
2005	381,500	6.6	98.3
2006	408,000	6.9	100.6
2007	433,704	6.3	101.2
2008	461,500	6.4	100.0
2009	496,900	7.7	n.a.

n.a.: Not available.

1:	Real Wage Index is the nominal monthly minimum wage corrected for changes in purchasing power measured by the consumer price index. Sources: Ministry of Labor and Social Security and DANE.

Poverty

The following table shows the percentage of the population with incomes below the poverty line for the years indicated.

Poverty in Colombia(1)

(percentage of population below poverty line)

2003	55.1
2004	53.8
2005	50.4
2006	45.1

1:	The poverty line is defined as the minimum level of income necessary to acquire an adequate amount of food. Households whose annual income falls below that level are considered to be living in poverty.

Source: DNP-MERPD (Misión para la Erradication de la Pobreza) New Methodology

Although Colombia does not have a welfare system, the Government modified the pension system in 1993 to serve social welfare needs, as discussed above. For further discussion of the pension system, see “Public Sector Finance—Public Sector Accounts—Expenditures” below. Also in 1993, legislation created a decentralized health care system which should, in the long term, provide subsidized care to the entire population.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

According to statistics compiled by Banco de la República, total trade in goods, both exports and imports, has been growing, registering an increase of 23.5% in 2004, 26.7% in 2005, 19.0% in 2006, 24.2% in 2007 and 23.4% in 2008. Net foreign direct investment increased by 26.7% in 2004, 94.6% in 2005, decreased by 0.6% in 2006 and then increased by 46.4% in 2007. For 2008 net foreign direct investment registered a growth of 3.3% as compared to the previous year. The increase in net foreign direct investment from 2007 to 2008 amounted to $270 million. Banco de la República’s net international reserves increased by 24.0% in 2004, 10.4% in 2005, 3.3% in 2006 and 35.7% in 2007. In 2008, net international reserves grew by 14.7% compared to the prior year.

Balance of Payments

Colombia’s current account registered deficits from 2004 to 2008, recording shortfalls of $906 million in 2004, $1,882 million in 2005, $2,983 million in 2006, $5,837 million in 2007 and $6,761 million in 2008, respectively. In 2005, the trade surplus reached $1,595 million primarily due to the increase in the international prices of exports of traditional products, such as oil and its derivatives, coal, coffee and ferro-nickel. The current account deficit, however, increased to $1,882 million. In 2006, Colombia recorded a trade surplus of $322 million and a current account deficit of $2,983 million. The decrease in the trade surplus was primarily due to a significant increase in imports of $4,545 million compared to 2005 that was not offset by an increase in exports of $3,112 million in the same period. In 2007, the trade deficit reached $596 million primarily due to an increase in imports of $6,124 million compared to 2006 that was not offset by an increase in exports of $5,452 million in the same period. In 2008, the trade surplus reached $990 million primarily due to an increase in exports, mainly oil and coal, by $7,714 million compared to 2007. The current account deficit, however, increased to $6,761 million.

The capital account surplus totaled $3,205 million in 2004. Since that year, net foreign direct investment has been a major source of capital inflow in Colombia resulting in a constant surplus in the capital and financial account. In 2006, Colombia registered a capital account surplus of $2,890 million, which is 10.7% lower than the $3,236 million surplus in 2005. This decrease was mainly due to increasing outflows in commercial loans, leasing and loans in 2006 as compared to 2005. In 2006, total foreign investment decreased by 18.7% as compared to 2005, from $3,848 million to $3,127 million. Net foreign direct investment decreased by $32 million while net portfolio investment outflows increased by $689 million. In 2007, Colombia registered a capital account surplus of $10,347 million, which is 258.0% higher than the surplus in 2006. This increase was mainly due to an increase in foreign investment, leasing and loans in 2007 as compared to 2006. In 2007, total foreign investment increased by 188.7% as compared to 2006, from $3,127 million to $9,027 million. Net foreign direct investment increased by $2,578 million while net portfolio investment inflows increased by $3,321 million. In 2008, total foreign investment decreased by 19.0% as compared to 2007, from $9,027 million to 7,316 million. Net foreign direct investment increased by $270 million while net portfolio investment inflows decreased by $1,981 million. The capital account stood at a surplus of $9,552 million in 2008, which is 7.7% lower than the surplus in 2007.

During 2008, the Colombian foreign trade was affected by the international financial crisis to a lesser extent compared to Brazil, Chile, Mexico and Peru in terms of exports, investment and tourism. The decrease in Colombian exports by the end of 2008 was mainly due to the decrease in external demand and the international prices on primary goods such as oil, coal, coffee and nickel. Although the export sector experienced a decline in demand and incurred higher cost for imports, it had benefited from the Colombian peso depreciation through higher income.

In recent years, Colombia has registered deficits in the income category of the current account, because inflows from its foreign assets have not been sufficient to offset the interest payable on its foreign liabilities. Each of the last five years ended with a deficit: $4,297 million in 2004, $5,456 million in 2005, $5,929 million in 2006, $7,865 million in 2007 and $10,138 million in 2008. Net transfers, however, registered inflows of $3,724 million in 2004, $4,082 million in 2005, $4,743 million in 2006, $5,231 million in 2007 and $5,515 million in 2008. According to preliminary data from Banco de la República, approximately $4,842 million of total transfers in 2008 corresponded to remittances from workers abroad. This economic indicator is associated with migratory flows and the performance of the economies where Colombian workers reside (especially Spain and the United States). Colombia has also continued to experience deficits in the services category in recent years because of decreased participation by Colombian shipping companies in the international freight market, falling international transport fares, reduced income from tourism and increased costs related to business and construction activities.

The capital account of Colombia’s balance of payments includes direct investment flows, portfolio investment flows and net changes in external indebtedness. From 2004 to 2008, liberalized foreign investment regulations and aggressive privatization programs contributed to a significant increase in net foreign direct investment (i.e., foreign direct investment in Colombia less direct investment by Colombians abroad), as measured for balance of payments purposes. Net foreign direct investment reached $2,873 million in 2004, $5,590 million in 2005, $5,558 million in 2006, $8,136 million in 2007 and $8,406 million in 2008. These results represent historically high levels of net foreign direct investment due to the privatization of public enterprises such as Telecom and the purchase by foreign investors of various important Colombian companies, such as Colombia Móvil S.A. E.S.P, Superview S.A., TV Cable S.A., DHL, Propal Monómeros Colombo Venezolanos. Additionally, the mining and petroleum sector reported significant inflows of foreign investment in 2008 reaching approximately $5.700 million.

The table below sets forth data on Colombia’s balance of payments as compiled in accordance with the methodology currently employed by Banco de la República.

Balance of Payments (1)

	2004(2)	2005(2)	2006(2)	2007(2)	2008(2)
	(millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	$4,227	$5,559	$6,328	$7,318	$12,204
Coffee	949	1,471	1,461	1,714	1,883
Coal	1,854	2,598	2,913	3,495	5,043
Nickel	628	738	1,107	1,680	864
Gold and emeralds(3)	635	589	371	458	1,045
Nontraditional(4)	8,149	9,863	11,749	14,716	16,056

	16,442	20,818	23,930	29,381	37,095
Imports (FOB)
Consumer Goods	2,818	3,530	4,707	6,056	6,801
Intermediate Goods	7,268	8,629	10,522	12,888	16,060
Capital Goods	5,237	7,271	8,748	11,156	13,451

	15,324	19,431	23,976	30,100	36,313
Special Trade Operations (Net)(5)	227	208	368	122	208

Trade Balance	1,346	1,595	322	(596)	990
Services (Net)(6)
Inflow	2,258	2,668	3,377	3,636	4,042
Outflow	3,938	4,770	5,496	6,243	7,171

	(1,680)	(2,102)	(2,119)	(2,607)	(3,129)
Income (Net)(7)
Inflow	671	1,074	1,525	1,860	1,686
Outflow	4,967	6,531	7,454	9,725	11,823

	(4,297)	(5,456)	(5,929)	(7,865)	(10,138)
Transfers (Net)	3,724	4,082	4,743	5,231	5,515
Total Current (Net)	(906)	(1,882)	(2,983)	(5,837)	(6,761)
Capital Account
Foreign Direct Investment (Net)(8)	2,873	5,590	5,558	8,136	8,406
Portfolio Investment (Net)(9)	(271)	(1,742)	(2,431)	891	(1,090)
Total Foreign Investment	2,602	3,848	3,127	9,027	7,316
Loans (Net)(10)	(26)	(1,400)	219	1,667	1,551
Commercial Credits	280	69	(491)	(121)	292
Leasing(10)	113	105	55	110	272
Other(10)	287	662	28	(317)	122
Other Long Term Financing	(51)	(48)	(47)	(20)	(1)
Total Capital (Net)	3,205	3,236	2,890	10,347	9,552
Errors and Omissions	242	374	115	204	(153)

Change in Gross International Reserves	$2,541	$1,729	$23	$4,714	$2,638

Totals may differ due to rounding.

1:	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.

2:	Preliminary.

3:	Gold exports made by private agents (including an estimate of contraband gold transactions).

4:	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.

5:	Principally goods acquired by ships in ports and foreign trade in free trade zones.

6:	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services as well as commissions paid by the public and private sector on financial services relating to managing external debt.

7:	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.

8:	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment. Long-term foreign direct investment refers to foreign direct investment made in any particular sector of the economy for a period greater than one year, while short-term foreign direct investment refers to foreign direct investment made in financial assets or liabilities (loan portfolio) with a maturity equal to or less than one year.

9:	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows. Long-term portfolio investment refers to portfolio investment for a period greater than one year, while short-term portfolio investment refers to portfolio investment with a maturity equal to or less than one year.

10:	Includes long-term and short-term flows.

Source: Banco de la República — Economic Studies.

Foreign Trade

Colombia’s trade has historically been, and continues to be, dominated by the export of raw materials and the import of intermediate and capital goods. Most consumer goods have traditionally been produced locally. Producers of these consumer goods had, until recent years, enjoyed the protection of high import tariffs and other trade barriers. Since the early 1990s, Colombia has reduced trade barriers, opening the economy to foreign competition. In 2004, 2005 and 2006, the imports of consumer goods reported an increase of 16.2%, 25.3% and 33.3%, respectively, as compared to the prior year. In 2007, imports (FOB) of consumer goods increased by 28.7% as compared to 2006, and in 2008 imports (FOB) of consumer goods increased by 12.3% as compared to 2007. For 2008, imports (CIF) of durable and non-durable consumer goods increased by 4.8% and 20.8%, respectively.

Whereas tariffs used to be a means to raise tax revenues to remedy the growing fiscal deficit, tariffs are now regarded as a commercial policy instrument rather than a revenue source. In addition, changes to tariff rates have become less common due to Colombia’s participation in the Andean Community of Nations common external tariff agreement, which implemented common external tariffs in February 1995. See “—Geographic Distribution of Trade” for more information on the Andean Community of Nations.

Despite the free-trade policies adopted in recent years, the Government continues to recognize the special needs of some local producers. For example, in December 2004, as a result of the strong appreciation of the peso during that year, the Government decided to adopt measures to help alleviate the negative impact of such currency movement on the sectors most affected. Banana and flower producers were selected, among other sectors, because the aggregate output of these two groups exceeds the total exports generated by coffee, and both of them are labor intensive, which provides regional social stability. Under the measure, in 2005, the Government paid Ps. 200 for each dollar that was exported by these producers. In order to be eligible, the banana and flower producers had to acquire an exchange rate hedge in the financial system and they had to maintain the same number of employees as they did during 2004.

In December 2005, the Government announced three programs to protect the agricultural sector from the exchange rate risks and the movements in international prices. The first program benefits local producers of corn, soy and sorghum by granting a 65% subsidy on the cost of the exchange rate hedge obtained by such producers. The second program benefits agricultural exporters other than producers of flowers and banana by granting an 80% subsidy on the cost of the exchange rate hedge obtained. The third program, known as “Programa de Protección de Ingresos para Productores de Bienes Agrícolas Exportables,” benefits producers of flowers and bananas, among other sectors. The Government estimates that approximately Ps. 91 billion was used for the three programs during 2006.

The “Programa de Protección de Ingresos para Productores de Bienes Agrícolas Exportables” is expected to help the agricultural sector with a subsidy on the cost of exchange rate hedges, which initially will be at 60% and increase to 70% over the long term. The Government estimated that Ps. 8.9 million was spent for the program in 2007. In 2008, the Government announced the continuation of the program with Ps. 49 billion in funds allocated to protect the revenues of agricultural exporters. On February 15, 2008, Finagro, after it became the operator of the program, established the subsidy to be between 70% and 90% of the cost of the exchange rate hedge, depending on the duration of the transaction, as well as the maximum hedge amount by producer and the maximum subsidy limit. From 2002 to 2008, the Government had spent Ps. 1.3 trillion for the measures that were taken in order to help alleviate the negative impact in peso appreciation.

On April 25, 2007, the government established a new package of measures to protect the revenues of exporters of flowers and bananas from peso appreciation. Under the package, the government will use Ps. 150 billion to help exporters who annually sell about $1,500 million of these products abroad. Subsidies would be distributed in two payments: the first one will be equal to half of the total support package and the second one will be conditioned on producers proving that they have maintained the current levels of employment. Contrary to past occasions, this program will be paid according to crop hectares and not exported dollars to avoid reduction in sanitary controls by producers using the sanitary incentive created by the Ministry of Agriculture in 2006. Of the total amount devoted to the program, Ps. 90 billion were paid to producers of flowers, Ps. 45 billion were paid to banana producers and Ps. 10 billion were sent to Finagro to leverage loans in order to finance new projects for agriculture at an interest rate of DTF minus 2%. The rest of the resources were used to fund 2008 subsidies and to pay interest on those loans. In May 2008, the Government announced that an additional amount of Ps. 120 billion would be used to support the industries most affected by the peso appreciation, such as textiles, leather, and chemicals, among others.

Colombia’s customs system, which is part of the Plan Vallejo (discussed further below under “Foreign Trade and Balance of Payments—Foreign Trade—Exports”), is designed to foster investment in the export sector and includes the following features:

•

Large exporters—those which exported over $2 million during the past 12 months and for which exports represented at least 60% of their operating income—may utilize simplified procedures for the import of raw materials and capital goods to be used in the production of exportable goods.

•

Special export programs grant customs and VAT exemptions for imports of raw materials, which are used to produce inputs and in turn used by other Colombian companies in the manufacture of goods to be exported.

•	New procedures permit the storage of foreign merchandise, free of import tariffs for a six-month period, so long as the merchandise is distributed abroad.

Exports

Commodities, particularly coffee, petroleum and coal, traditionally have been Colombia’s most important exports. In 1985, coffee accounted for 45.2% of exports, while oil and its derivatives accounted for 11.7% of total exports. By 1990, petroleum products had overtaken coffee as the country’s leading export, and in 2008 coffee accounted for an estimated 5.1% of total exports, while oil and its derivatives accounted for 32.9% of total exports. The development of the Cusiana and Cupiagua oil fields has increased the relative importance of petroleum products as a percentage of total exports. The value of coffee exports began to decline in 1987 and accelerated with the price drop that followed the collapse of the International Coffee Agreement in 1989, an arrangement among coffee producing and consuming countries to stabilize coffee prices. Beginning in 1993, coffee exports recovered somewhat due to the effort led by Colombia to limit the world supply of coffee through an agreement with the World Association of Coffee Producing Countries, but coffee exports subsequently declined and are expected to remain a smaller portion of total exports than oil and its derivatives. However, the recent trend of higher international prices of commodities has led to an increase in coffee exports, which have grown from $949 million in 2004 to $1,883 million in 2008, according to preliminary figures from Banco de la República. Nontraditional exports, which include products such as shrimp, bananas, flowers and manufactured goods, have increased in recent years. Nontraditional exports, including emeralds, have increased from $8,223 million in 2004 to $16,210 million in 2008, and accounted for an estimated 43.7% of exports in 2008. Industrial exports have grown from $6,327 million in 2004 to an estimated $12,357 million in 2008. During 2008, chemicals, textiles and apparel and food and beverages and tobacco were the sectors with the greatest share of total exports from the industry group with participation of 7.8%, 8.1% and 4.2%, respectively.

In September 2002, in order to comply with World Trade Organization standards, the Government dismantled a tax rebate program that assisted exporters in paying income taxes, sales taxes or import duties. The Government currently assists exporters through the Plan Vallejo, under which producers of goods intended for overseas markets may obtain partial or total exemptions from customs duties and taxes on imported raw materials, capital goods, intermediate goods and spare parts, as long as they are incorporated into the goods or services to be exported. In December 2002, the Government originally agreed with the World Trade Organization to continue the Plan Vallejo through December 31, 2006. However, during the FTA negotiations that were completed at the end of 2006, the Colombian government was able to preserve its discretionary power to apply tools to promote exports such as Plan Vallejo, also known as Special System of Imports and Exports, for raw materials and goods intended for overseas markets.

Since 2004, the Government has been pursuing steps to promote exports, including:

•

The formation of regional foreign trade advisory committees, which coordinate the knowledge and expertise of both the private sector and the Government. They achieve this purpose by exchanging initiatives and information, drafting proposals for overall programs and strategies, and implementing trade-related actions. These committees promote industry in areas conducive to exports, such as municipalities with shipping ports.

•

The formation of free trade zones — special enclaves which offer exchange, tax, customs and trade incentives to increase and diversify the production of goods and services for overseas markets. Industrial free trade zones may be used for goods and services, tourism promotion and science parks.

•	The creation of EXPOPYME — a program that supports small and medium-size companies and provides business advice for entrepreneurs seeking export opportunities.

In 2008, the Government extended the benefits of Plan Vallejo by removing the duties on imports of machinery and equipment for 30 different categories of services. Services sectors such as tourism, software development, construction, communications, transport, among others, benefitted from the expansion of Plan Vallejo.

The following table shows the trends in the composition of Colombia’s exports for the years indicated, based on the export figures maintained by Banco de la República for balance of payments purposes.

Trends in the Composition of Exports

1988-2008(1)

	(millions of U.S. dollars and percentage of total exports)
	1988(2)		1993(2)		1998(2)		2003(2)		2008 (2)
Exports (FOB):
Oil and its Derivatives	$988	18.5%	$1,323	17.8%	$2,329	21.3%	$3,383	26.2%	$12,204	32.9%
Coffee	$1,621	30.3%	$1,140	15.3%	$1,893	17.3%	$809	6.3%	$1,883	5.1%
Coal	$304	5.7%	$567	7.6%	$936	8.6%	$1,422	11.0%	$5,043	13.6%
Nickel and Gold	$573	10.7%	$415	5.6%	$270	2.5%	$1,004	7.8%	$1,755	4.7%
Nontraditional Exports (3)	$1,856	34.7%	$3,984	53.6%	$5,503	50.3%	$6,315	48.8%	$16,210	43.7%

Total Exports	$5,343	100.0%	$7,429	100.0%	$10,930	100.0%	$12,934	100.0%	$37,095	100.0%

Totals may differ due to rounding.

1:	All figures since 1995 are based on the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Special Trade Operations are not incorporated.

2:	Preliminary.

3:	Includes emeralds.

Source: Banco de la República—Economic Studies.

Exports of goods (according to balance of payments figures) increased by 26.3% in 2008 due to an increase in all categories of traditional exports. Nontraditional exports grew by 12.7%, increasing from $15,174 million in 2007 to $17,101 million in 2008. Among nontraditional exports, the largest increases among the categories of specifically identified export products were registered by chemicals, which increased by 26.5%, machinery and equipment, which increased by 24.6%, and textiles and apparel, which increased by 15.0%. The category of iron and steel industries and food, beverages and tobacco, had a positive performance as well, increasing by 13.1% and 8.9%, as compared to 2007. Exports of goods (according to balance of payments statistics) in 2008 totaled approximately $37,095 million, including oil and its derivatives (32.9% of total exports), coal (13.6% of total exports), coffee (5.1% of total exports), nickel (2.3% of total exports), gold (2.4% of total exports) and nontraditional exports (43.7% of total exports).

According to preliminary figures supplied by DANE, exports totaled $15,480.7 million during the first six months of 2009, representing a 18.8% decrease as compared to the same period in 2008. During the same period, traditional exports decreased by 25.0%, due to the decrease in traditional exports primarily caused by the reduction in exports of oil and its derivatives. Nontraditional exports decreased by 11.2% mainly caused by the reduction in exports of textiles and plastic material. The following tables show the composition of Colombia’s exports and the volume and price of Colombia’s leading exports for the years indicated.

Exports (FOB) by Group of Products

(millions of U.S. dollars)

	2004(1)	2005(1)	2006(1)	2007(1)	2008(1)	% of total 2008(1)
Mining
Oil and its Derivatives	$4,227	$5,559	$6,328	$7,318	$12,204	32.9%
Coal	1,854	2,598	2,913	3,495	5,043	13.6%
Emeralds	74	72	90	126	154	0.4%
Nickel	628	738	1,107	1,680	864	2.3%
Gold(2)	561	517	281	332	891	2.4%
Platinum	16	12	21	21	16	0.0%
Others(3)	188	366	796	692	479	1.3%

	$7,548	$9,862	$11,536	$13,664	$19,651	53.0%

Agriculture, Livestock, Forestry and Fishing, except Coffee	1,618	1,970	2,156	2,658	3,204	8.6%
Coffee	949	1,471	1,461	1,714	1,883	5.1%
Industry
Food, Beverages and Tobacco	980	1,132	1,269	1,421	1,547	4.2%
Textiles and Apparel(4)	1,457	1,571	1,718	2,601	2,992	8.1%
Wood and its Derivatives	70	85	102	154	141	0.4%
Paper and its Byproducts	470	531	616	793	862	2.3%
Chemicals	1,496	1,715	1,921	2,296	2,904	7.8%
Nonmetalic Minerals	338	406	499	581	561	1.5%
Iron and Steel Industries	535	740	1,055	1,192	1,348	3.6%
Machinery and Equipment	492	565	698	951	1,185	3.2%
Other Industries(5)	489	773	898	1,356	817	2.2%

Total Industries	6,327	7,516	8,775	11,344	12,357	33.3%

Total Exports(6)	$16,442	$20,818	$23,930	$29,381	$37,095	100.0%

Totals may differ due to rounding.

1:	Preliminary.

2:	Since 1980 to 1993 includes domestic purchase of gold by Banco de la República. The gold figures in this table represent the amount of gold transactions officially registered with Banco de la República. The amount registered does not reflect contraband transactions and may not reflect the amount actually traded. In contrast, the figures in the “Balance of Payments” and “Trends in the Composition of Exports” tables reflect the amount actually traded, and therefore differ from the figures presented in this table.

3:	Includes salt, clay and sand mining and manufacture of fertilizers, chemicals and other products.

4:	Includes leather, leather products and plastic.

5:	Includes jewelry, musical instruments, sporting goods and other products.

6:	Does not include special trade operations.

Source: DANE for all categories except gold, which was provided by Banco de la República.

Volume and Price of Leading Exports

	2004(1)	2005(1)	2006(1)	2007(1)	2008(1)
Crude Oil Export Volume (thousands of barrels/day)	222.7	224.2	216.6	230.9	292.2
Crude Oil Price ($/barrel)	37.3	49.8	58.3	66.2	90.2
Coffee Export Volume (millions of 60 kg. bags)	10.2	10.9	10.9	11.3	11.0
Coffee Price ($/lb, ex dock)	0.84	1.20	1.18	1.26	1.44

1:	Preliminary.

Source: Banco de la República.

In 2008, the total volume of crude oil exported increased by 26.5%, and the average price of crude oil exported by Colombia increased by 36.1% from $66.2 per barrel in 2007 to $90.2 per barrel in 2008. The weighted average price of coffee exported by Colombian producers increased to $1.44 per pound in 2008, representing an increase of 14.6% from the average price of $1.26 per pound in 2007. The volume of coffee exports decreased by 2.9% in 2008, as compared with the volume exported in 2007.

Imports

Imports (CIF) grew by 20.6% in 2004, 26.6% in 2005, 23.4% in 2006, 25.7% in 2007 and 20.6% in 2008. In 2008, imports of consumer goods increased by 11.5%, imports of raw materials and intermediate goods increased by 24.9% and imports of capital goods increased by 20.6%. In 2008, consumer goods comprised 19.1% of total imports, raw materials and intermediate goods accounted for 44.6% of total imports and capital goods comprised 36.3% of total imports.

According to preliminary figures supplied by DANE, imports totaled $13,088.0 million during the first five months of 2009 representing a 16.3% decrease as compared to the same period in 2008. This decrease was primarily due to a decrease in imports of vehicles and parts, chemical organic products and electric goods by 37.5%, 42.3% and 23.0%, respectively.

The following table shows the composition of Colombia’s major imports for the last five years.

Imports (CIF)

	2004	2005 (1)	2006 (1)	2007 (1)	2008(1)	% of total 2008 (1)
	(millions of U.S. dollars)
Consumer Goods
Non-Durable	$1,554	$1,874	$2,332	$2,819	$3,406	8.6%
Durable
Autos	806	1,030	1,514	2,095	1,981	5.0%
Arms and Military Equipment	78	99	103	149	168	0.4%
Others	734	979	1,341	1,731	2,017	5.1%

Total Durable	1,618	2,108	2,958	3,975	4,167	10.5%

Total Consumer Goods	$3,172	$3,982	$5,289	$6,794	$7,573	19.1%
Raw Materials and Intermediate Goods
Fuels(2)	261	541	676	905	1,807	4.6%
Electric	2	3	5	3	5	0.0%
Agricultural	701	772	863	1,114	1,696	4.3%
Industrial
Industrial, Chemical and Pharmaceutical Products	3,063	3,638	4,283	4,948	5,679	14.3%

Mineral Products	1,827	2,356	2,997	3,811	4,364	11.0%
Non-Food Agricultural Products	1,140	1,227	1,512	1,729	1,857	4.7%
Food Products	1,014	969	1,178	1,640	2,269	5.7%

Total Industrial	7,044	8,190	9,972	12,128	14,169	35.7%

Total Raw Materials and Intermediate Goods	8,007	9,506	11,515	14,150	17,677	44.6%
Capital Goods
Construction Materials	297	446	583	816	1,226	3.1%
Agricultural	56	65	61	96	142	0.4%
Transportation	1,812	2,385	3,060	3,855	4,489	11.3%
Industrial
Industrial Machinery	1,288	1,622	1,926	2,890	3,453	8.7%
Office and Technical Machinery	753	1,008	1,310	1,636	2,066	5.2%
Others	1,328	2,177	2,400	2,637	3,017	7.6%

Total Industrial	3,369	4,807	5,636	7,164	8,536	21.5%

Total Capital Goods	5,534	7,702	9,340	11,931	14,393	36.3%
Unclassified	35	14	18	22	26	0.1%

Total	$16,748	$21,204	$26,162	$32,897	$39,669	100.0%

Totals may differ due to rounding.

1:	Preliminary.

2:	Includes oil derivatives and coal.

Sources: DANE and Dirección de Impuestos y Aduanas Nacionales (National Directorate of Customs and Taxes).

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports.

Merchandise Exports to Major Trading Partners

	2004(1)	2005(1)	2006(1)	2007(1)	2008(1)
	(percentage of total exports)
United States	42.1%	41.8%	40.8%	35.3%	38.0%
Venezuela	9.7	9.9	11.1	17.4	16.2
Ecuador	6.0	6.3	5.1	4.3	4.0
The Netherlands	2.3	2.1	2.1	2.8	2.0
Peru	3.3	3.4	2.8	2.7	2.3
Spain	1.3	1.6	2.1	1.9	1.7
Germany	1.6	1.6	1.5	1.8	1.7
United Kingdom	1.7	1.5	1.6	1.4	1.8
Japan	1.6	1.6	1.3	1.3	1.0
France	1.2	0.8	0.9	1.0	0.7
Denmark	0.3	0.3	0.3	0.5	0.3

	71.1	70.9	69.6	70.4	69.5
Others	29.0	29.2	30.4	29.6	30.5

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary.

Sources: DANE

Merchandise Imports by Major Trading Partners

	2004	2005	2006	2007	2008
	(percentage of total imports)
United States	39.7%	39.9%	36.4%	35.4%	37.8%
Mexico	4.1	4.4	4.8	5.4	5.0
Brazil	4.5	4.8	4.9	4.8	4.3
Venezuela	5.3	5.0	5.1	3.7	2.6
Germany	4.0	4.0	3.8	3.6	3.6
Japan	3.6	2.9	3.2	3.5	3.1
Canada	1.5	1.5	1.5	1.7	1.5
France	1.8	1.7	1.5	1.6	1.4
Argentina	1.1	1.1	1.1	1.0	1.1
United Kingdom	1.2	0.9	1.1	0.8	0.7

	66.8	66.2	63.4	61.5	61.1
Others	33.3	33.8	36.5	38.4	38.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary.

Sources: National Directorate of Customs and Taxes

The United States is Colombia’s most important trading partner. During 2008, trade between the two countries accounted for approximately 38.0% of Colombia’s total exports and 37.8% of total imports.

In October 2002, Colombia became eligible to participate in the ATPDEA, which President Bush signed in August 2002 and which remains in effect through December 31, 2009. The ATPDEA extends the unilateral tariff preferences on certain goods accorded to the Andean countries through the Andean Trade Preference Act to certain new products, such as apparel made with regional fabrics, footwear, leather goods, petroleum and watches. Colombian exports to the United States under the ATPDEA reached approximately $4.1 billion in 2004, $4.9 billion in 2005, $5.1 billion in 2006, $4.8 billion in 2007 and $7.7 billion in 2008. Exports to the United States under the ATPDEA in 2007 decreased by 5.6% compared to 2006 mainly due to the decrease by 2.9% in oil exports and 24.8% in textiles and apparel. During 2008, exports to the United States under the ATPDEA increased by 61.5% in 2008 compared to 2007 mainly due to the increase in exports of oil and its derivatives as a result of higher international oil prices. Since 2004, the ratio between the exports through ATPDEA and the total Colombian exports to the United States in U.S. dollar terms was at 65% in 2004, 63% in 2005, 62% in 2006, 48.6% in 2007 and 55.9% in 2008. Exports to the United States for the subsectors under the ATPDEA has increased by 86.19% from $4.1 billion in 2004 to $7.7 billion in 2008. The sectors that have profited the most from these unilateral tariff preferences have been oil and its derivatives, flowers and live plants and textiles.

On November 22, 2006, the United States and Colombia signed a free trade agreement that had been under discussion since the middle of 2004. The benefits of the free trade agreement are intended to extend and expand the benefits received under ATPDEA, which originally had been set to expire by the end of 2006. In order for the agreement to take effect, however, it must be approved by each country’s legislature. On June 14, 2007, the Colombian Congress approved the Free Trade Agreement. Following the approval from Congress, on July 4, 2007, the President signed the law authorizing the Free Trade Agreement and on July 24, 2008, the Constitutional Court declared the agreement compatible with the Constitution. After the declaration of the Constitutional Court, no further Colombian governmental approvals are needed. As a result of congressional opposition in the United States, approval of the free trade agreement has faced delays.

As of July 30, 2007, of the members of the Andean Community, only Colombia and Peru have signed a free trade agreement with the United States. Each of Colombia’s and Peru’s legislatures has approved the free trade agreement with the United States.

Venezuela traditionally has been the second most significant destination for Colombian exports, accounting for 16.2% of Colombia’s total exports in 2008. Venezuela is the sixth largest source of imports, accounting for 2.6% of Colombia’s total imports in 2008.

Colombia has pursued a policy of reducing trade barriers by fostering economic integration with other countries and promoting bilateral and multilateral trade agreements with regional trading partners. The Andean Community of Nations (Comunidad Andina de Naciones), which included Bolivia, Ecuador, Venezuela, Colombia and Peru, was part of this effort to increase trade among member countries. Pursuant to this agreement, originally ratified in May 1969, the member nations implemented common external tariffs on February 1, 1995. On April 22, 2006, Venezuela announced its intention to withdraw from the Andean Community of Nations to the General Secretariat of the Andean Community. As of November 2007, the Ministry of Foreign Affairs of Colombia stated that any intention to rejoin the organization had been officially suspended. The Cartagena Agreement, under which the Andean Community was created, provides, however, that a member country that withdraws from the community must maintain the agreed tariff program of the existing free trade zone among community members for at least five years.

On April 5, 2004, the Andean Community concluded a free trade agreement with Mercosur, the free trade association composed of Argentina, Brazil, Paraguay and Uruguay. This agreement, which became effective in July 2004, created a South American free trade area composed of 300 million inhabitants. On September 20, 2006, Chile was accepted as an associated member country of the Andean Community.

In July 2007, during the XXXIII Forum of Presidents and Ministers of Mercosur, Venezuela’s president, Hugo Chávez, announced that if within three months Venezuela’s ability to join Mercosur had not been finalized, Venezuela will withdraw from joining Mercosur. President Chávez also stated that he had not ruled out the possibility of Venezuela returning to the Andean Community, although Venezuela has openly opposed the free trade agreements that Colombia and Perú had signed with the United States. On June 25, 2008, Panama announced its intention of becoming an associated member country after being an observer member of the Andean Community since July 18, 2005.

In 2008, the bilateral trade between Colombia and the Andean Community of Nations increased compared with the previous year. Exports to the Andean Community increased by 14% from $2,148 million in 2007 to $2,456 million in 2008. Imports to the Andean Community increased by 19% from $1,428 million in 2007 to $1,697 million in 2008.

Colombia entered into a free trade agreement, known as the G-3 Agreement, with Mexico and Venezuela, which became effective on January 1, 1995. Since January 1, 1992, Colombia and Venezuela had operated under a reciprocal duty free agreement, applicable to most goods produced in each nation. Capital markets in the two countries have also been liberalized, with Venezuelan and Colombian companies now enjoying greater access to capital in each other’s countries. In May 2006, the Venezuelan government formally announced its withdrawal from the G-3 Agreement.

On January 24, 2009, President Uribe and President Chávez of Venezuela agreed to establish a fund which will provide financing for small and medium enterprises in either Colombia or Venezuela. The fund initially will have U.S. $200 million available for financing, with each country contributing U.S. $100 million.

In April 2009, Colombia and Venezuela began discussing a new agreement covering economic and commercial issues between the two countries, called “Acuerdo de Complementación Económica y Comercial.” The agreement focuses on four main issues: the establishment of a bilateral economic agenda; the pending payment of $260 million to Colombian businesses by the Comisión Administradora de Divisas of Venezuela or CADIVI; the Venezuelan quota for vehicle imports from Colombia; and the Colombian exports of eggs and chicken to Venezuela.

From time to time in recent years the governments of Venezuela and Colombia have experienced brief periods of tension over discrete issues affecting the two countries. These episodes have been accompanied in certain instances by an announced intention on the part of Venezuela to suspend trade and business relations, and Venezuela has also taken steps to limit diplomatic ties. In each case normal relations have quickly been restored and the two governments have reaffirmed the importance of the relationship between them. No material impairment in trade volumes between the two countries has been experienced in any such case.

Since 1993, banana exports from Colombia, Costa Rica, Nicaragua and Venezuela to the European Union have been subject to a global quota, providing preferential treatment to certain producers, including former European dependencies in Africa and the Caribbean. The European Union’s announcement of an increase in the level of protection for the producers in Africa and the Caribbean, starting in January 2006, triggered a reaction by several Latin American banana producers, including Colombia. On March 30, 2005, these banana producers submitted a petition for arbitration before the WTO, requesting a renegotiation of the increased tariffs proposed by the European Union of 230 euros per ton. In an initial ruling by the arbitration panel, it was determined that the European Union’s proposal did not allow Latin American countries to maintain their complete access to the European market as had been agreed when the tariff increase was first proposed . In September 2005, the European Union proposed a new tariff of €187 per ton and this proposal was rejected by Colombia, Ecuador, Costa Rica, Brazil, Guatemala, Nicaragua, Honduras, Venezuela and Panama. The European Union decided not to reconsider the offer, thus leaving the resolution of the controversy to the WTO arbitral panel. The WTO arbitral panel again addressed the issue in December 2005 by naming the Norwegian Minister of Commerce as a neutral mediator to evaluate the effect of the proposed increase on banana tariffs on the Latin American markets during 2006.

The European Union introduced a new system of banana tariffs in January 2006 following a succession of WTO rulings that held that the European Union’s previous quota-based banana import regime was illegal. Ecuador and other Latin American producers, including Panama and Colombia, have complained that the duty imposed on their banana exports under the new European Union tariff regime unfairly penalizes them compared with producers in Africa and the Caribbean. In February 2007, Ecuador filed with the WTO a request for the establishment of a compliance panel that will investigate the European Union’s compliance with the WTO rulings. In July 2007, the United States also submitted to the WTO a request for the establishment of a compliance panel on the same subject. In November 2007, the WTO determined that the European Union is violating commercial rules with its import regime and its limits to exports from Ecuador, Colombia, Costa Rica and Panama. The WTO determination, however, is a preliminary finding and the European Union has manifested that it will appeal the WTO ruling.

On July 27, 2008, Colombia and the European Union reached an agreement to cut European Union tariffs on banana imports from Latin America as part of its efforts to reach a global trade accord. Under the agreement, the import duty on bananas was reduced to €148 per ton in January 2009 and will decrease to €114 per ton in 2016.

In 2005, the European Union and the Andean Community of Nations announced their intention to begin negotiations in 2006 for a free trade agreement. Following the announcement by Venezuela of its intention to withdraw from the Andean Community of Nations, the start of the negotiations was postponed to 2007. Negotiations between the European Union and the Andean Community of Nations began in September 2007; however, in 2008, Peru expressed its desire to separately negotiate a free trade agreement with the European Union due to economic tensions with Bolivia and Ecuador. That circumstance created an environment of uncertainty and hampered the progress of negotiations among the Andean countries and the European Union. In January 2009, the European Union decided to begin separate negotiations for bilateral free trade agreements with Colombia and Peru.

Colombia also is working to consolidate its relations with the members of the Asia-Pacific Economic Cooperation (APEC) forum on topics such as trade, tourism, economic cooperation and investment. And, in order to foster closer ties with China and Chinese businesses, Colombia will host the Third Latin America and China Meeting in November 2009.

Foreign Investment

Foreign investment in Colombia was traditionally directed towards the oil and mining sectors. Previously, investment in sectors such as public services was prohibited, and investments in the financial sector were limited to no more than 49% foreign ownership of financial institutions. As part of the Apertura process, the Gaviria administration (1990-1994) enacted reforms designed to make foreign investment in Colombia more attractive. For example, legislation was enacted that ensured equal treatment of foreign and local investors and foreign access to traditionally restricted economic sectors.

Under current law and regulations, foreign investments generally do not require prior governmental authorization. However, foreign entities must register investments with Banco de la República in order to establish their right to transfer profits and capital investments abroad. Investment in certain sectors, including financial services, still requires prior authorization. Foreign investment in national security and defense-related industries, as well as industries which process toxic and radioactive materials, is prohibited.

The Pastrana administration removed many of the remaining restrictions on foreign investment in order to stimulate economic growth and reduce unemployment. In June 1999, Congress approved a constitutional amendment to guarantee adequate compensation for expropriation of property.

Moreover, Decree 241 of 1999 removed restrictions on foreign investments in Colombian real estate, one of the few sectors of the economy in which foreign investment had been banned by the International Investment Statute. The public sector restructuring decrees of June 1999 also allowed public entities to sign contracts of “juridical stability” to protect private investors from sudden changes in legislation (including tax rules). Ecopetrol S.A. has made changes to the standard terms of its association contracts that are designed to encourage foreign investment in the oil sector. For a more detailed discussion of Ecopetrol S.A.’s association contracts, see “Economy—Principal Sectors of the Economy—Mining and Petroleum.” Law 756 of 2002 created an oil royalties system geared towards encouraging oil exploration on small and medium-size fields, which establishes variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day. Law 963 of 2005, or Ley del Inversionista, established “juridical stability” protections under which foreign and local investors whose investments are greater than or equal to 7,500 times the monthly minimum wage will be protected. As of March 2009, the Government has signed 37 of these contracts.

In 2004, net foreign direct investment totaled $2,873 million. Net portfolio investment registered an outflow of $271 million in 2004. In 2005, net foreign direct investment totaled $5,578 million, an increase of 94.2% as compared to 2004 and net portfolio investment had an outflow of $1,742 million, as compared to an outflow of $271 million in 2004. The significant increase in net foreign direct investment in 2005 was specifically attributable to the manufacturing, petroleum and the transportation and communications sectors. In 2006, net foreign direct investment was $213 million lower than in 2005, totaling $5,365 million and net portfolio investment had an outflow of $2,432 million, as compared to an outflow of $1,742 million in 2005.

According to preliminary data from Banco de la República, during 2008, net foreign direct investment was $270 million higher than in 2007, totaling $8,406 million and net portfolio investment had an outflow of $1,090 million, as compared to an inflow of $891 million in 2007. The increase in net foreign direct investment during 2008 was mainly due to an increase in foreign investment in the mining sector of $1,016 million, in the transportation and communications sector of $332 million and in the commerce sector of $226 million. For purposes of year over year comparison, it is important to highlight that the dynamics of the manufacturing sector in 2005 were very atypical due to the privatizations of public companies, the purchase by foreign investors of various important Colombian companies, such as Bavaria, Coltabaco and

Granahorrar for a total amount of $6.3 billion and the international participation in projects from the mining and petroleum sectors for approximately $3.1 billion. Nevertheless, foreign direct investment in 2008 showed a decrease in flows to the manufacturing and finance sector by 26.4% and 6.4%, respectively.

The following table sets forth information on net foreign investment by country of origin for the years indicated.

Net Foreign Investment by Country of Origin(1)

	2004	2005(2)	2006(2)	2007(2)	2008(2)
	(millions of U.S. dollars)
North America
United States	$874	$1,410	$1,524	$1,389	$1,745
Mexico	16	1,063	31	340	412
Canada	7	2	18	8	52

	898	2,476	1,574	1,738	2,208
South America
Andean Group	74	31	65	44	19
Others	14	54	34	595	186

	88	85	99	639	205
Central America
Panama	10	208	240	477	760
Central American
Common Market (3)	2	3	5	3	12

	12	211	245	480	771
Caribbean	741	591	523	1,257	1,280
Europe:
EEC Countries	176	4,723	697	(321)	759
European Free Trade
Association	32	41	18	45	67
Other Countries	1	0	2	1	0

	208	4,765	717	(276)	827
Asia	11	4	10	49	34
Other Countries	9	8	6	7	5
Reinvested Earnings	554	988	1,487	1,821	1,664

Total (excluding petroleum)	2,521	9,127	4,661	5,716	6,993

Petroleum	495	1,125	1,995	3,333	3,571
Portfolio Investment (4)	380	114	445	1,497	(1,001)

TOTAL	$3,396	$10,366	$7,101	$10,546	$9,563

Totals may differ due to rounding.

1:	Figures reflect foreign direct investment into Colombia and outflows of foreign direct investment, but do not reflect investments by Colombians abroad. In contrast, the figures in the “Balance of Payments” table reflect Colombian direct investment abroad, and therefore differ from the figures presented in this table.

2:	Preliminary.

3:	Excluding Panama.

4:	Figures reflect only short-term portfolio investment inflows. In contrast, the figures in the “Balance of Payments” table reflect long-term inflows and outflows, and therefore differ from the figures presented in this table.

Source: Banco de la República.

The following table sets forth information on net foreign investment by sector for the years indicated.

Net Foreign Investment by Sector

	2004	2005(1)	2006 (1)	2007 (1)	2008 (1)
	(millions of dollars)
Direct investment(2) (3)	$3,016	$10,252	$6,656	$9,049	$10,564
Petroleum	495	1,125	1,995	3,333	3,571
Agriculture and Fishing	3	6	8	40	67
Mining	1,246	2,157	1,783	1,100	2,116
Manufacturing	188	5,513	803	1,867	1,374
Public Services	88	(251)	(141)	(79)	29
Construction	74	146	156	210	324
Commerce	202	305	523	803	1,029
Transportation and Communications	481	1,021	1,061	414	746
Finance	244	246	464	1,319	1,235
Social Services	(6)	(16)	4	40	73
Portfolio investment(4)	380	114	445	1,497	(1,001)

Total	$3,396	$10,366	$7,101	$10,546	$9,563

Totals may differ due to rounding.

1:	Preliminary.

2:	Includes reinvested earnings.

3:	Figures reflect foreign direct investment into Colombia and outflows of foreign direct investment, but do not reflect investments by Colombians abroad. In contrast, the figures in the “Balance of Payments” table reflect Colombian direct investment abroad, and therefore differ from the figures presented in this table.

4:	Figures reflect only short-term portfolio investment inflows. In contrast, the figures in the “Balance of Payments” table reflect long-term inflows and outflows, and therefore differ from the figures presented in this table.

Source: Banco de la República.

MONETARY SYSTEM

Banco de la República

Banco de la República, Colombia’s central bank, was chartered in 1923. Following ratification of the 1991 Constitution, Banco de la República was granted greater independence from the Government in its administration and in the formulation of monetary policy. The 1991 Constitution charges Banco de la República with the primary mission of controlling inflation, as measured by changes in the consumer price index, in addition to other central banking functions.

Banco de la República’s board of directors is responsible for setting monetary and exchange rate policy. The board of directors has seven members, five of whom are appointed by the President to four-year terms. At the end of each four-year term, the President may replace up to two of the five presidential appointees and must re-appoint the remaining three appointees. The Minister of Finance and Public Credit is the sixth board member and is the sole representative of the Government on the board of directors. The seventh member is elected by the other six members and serves as the Governor of Banco de la República. Unless all seven members of the board of directors vote to do so, Banco de la República may not finance the Government’s budget deficits. The Constitution prohibits Banco de la República from making loans to the private sector except to provide liquidity to the financial system or to arrange and intermediate non-peso denominated loans in the local market for specific limited purposes.

Banco de la República is authorized by law, subject to certain restrictions, to regulate interest rates payable on time deposits, establish minimum reserve requirements for credit institutions and provide discount facilities for certain types of bank loans. In addition, Banco de la República performs other traditional functions of a central bank, including managing the country’s international reserves and acting as lender of last resort to the financial system. The Government is responsible for any losses and entitled to any profits generated from the operations of Banco de la República. Banco de la República registered a Ps. 1,322 billion profit for 2008, of which Ps. 818.6 billion was transferred on February 2009 to the Government to finance the 2009 national budget.

Financial Sector

As of December 31, 2008, Colombia’s financial system was comprised of 18 banks, three corporaciones financieras (financial corporations), 27 compañías de financiamiento comercial (commercial financing companies) and a number of securities brokerage houses and other non-banking institutions, such as insurance companies, trust companies and bonded warehouses. The main types of financial institutions are described below.

Banks. The Government owns one of the 18 Colombian banks. Commercial banks can offer a full scale of retail (including mortgage) and corporate banking services with the exception of investment banking and financial leasing.

Financial corporations. Financial corporations are specialized institutions that mainly make equity investments in and medium-term loans to various companies. Financial corporations also engage in project finance, an activity that has increased in recent years. Although they may engage in some banking activities, financial corporations are prohibited from receiving demand deposits and instead rely on savings, time deposits, certificates of deposit, bonds, intermediation of lines of credit from multilateral institutions and short-term deposits from companies and individuals to meet their funding needs. Most financial corporations are private sector institutions.

Commercial financing companies. Commercial financing companies specialize in providing working capital financing and credit for the purchase of consumer goods, but may also participate as intermediaries in foreign exchange transactions, conduct leasing operations and obtain short-term deposits.

The Colombian financial system also includes institutions that promote specific sectors of the Colombian economy, such as FEN. See “Economy—Role of the State in the Economy; Privatization—State-Owned Financial Institutions.”

The following table shows the number of financial institutions and the percentage of loans and deposits corresponding to each category.

Colombian Financial System

at December 31, 2008

	Number	% of Loans	% of Deposits
Banks
Domestic Private	17	83.7%	86.5%
State-Owned	1	3.4%	5.0%

	18	87.1%	91.5%
Financial Corporations	3	0.0%	0.7%
Commercial Financing Companies(1)	27	12.9%	7.8%
Cooperative Institutions(2)	1	0.1%	0.0%
Special State-Owned Institutions(3)	11	11.1%	6.2%

Total(4)	60	100.0%	100.0%

Totals may differ due to rounding.

1:	Includes companies specialized in leasing.

2:	Includes only Coopcentral.

3:	Includes FEN, Bancoldex, Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”)

4:	Does not include Special State-Owned Institutions, according to a new methodology adopted in 2005.

Source: Financial Superintendency.

The principal regulators of the financial institutions and the financial markets are the Ministry of Finance, Banco de la República and the Financial Superintendency. The Financial Superintendency was created by combining the Superintendency of Banks and the Superintendency of Securities into one office under Decree 4327 of 2005.

In 1989, the Government promulgated rules, which were further amended in 1994, setting forth the procedures to be followed in classifying loans as “non-performing” on the basis of specific risk and performance factors, establishing reserve requirements for loans and implementing capital adequacy requirements consistent with the standards recommended under the Basel accords. These rules are intended to improve the Colombian banking system and to ensure that standards followed by Colombian commercial banks are consistent with those followed by banks in other countries. Under these rules, banks are required to maintain net technical capital equal to at least 9.0% of their risk-weighted assets. The aggregate net technical capital (or solvency ratio) of Colombian banks decreased from 12.8% of risk-weighted assets on December 31, 2007 to 12.7% on December 31, 2008.

During the 1990’s and early 2000, the Government had also taken steps to prevent a recurrence of past problems in the financial sector (particularly those problems of the early 1980’s that caused the Government to assume ownership of several commercial banks to prevent their failure), including the promulgation of stringent banking regulations and market-oriented foreign exchange policies. Law 45 of 1990 introduced the universal banking model, which permits commercial banks, through separate subsidiaries, to engage in stock brokerage, leasing, factoring, investment banking and other related activities, thereby stimulating competition among financial institutions and consolidating the financial sector.

In addition, under Law 45, foreign investment is now permitted in all types of financial institutions with no restrictions on the level of foreign ownership. As a result, with prior approval of the Financial Superintendency, foreign entities are able either to purchase controlling interests in commercial banks or to increase their ownership in existing commercial bank subsidiaries. Law 45 has led to increased foreign investment in the banking sector.

In 2004, the financial sector registered net profits of Ps. 3,302.4 billion. This was in part due to the Government’s efforts to improve the financial sector’s asset quality and aggregate solvency ratio, which the Government undertook in response to the economic downturn experienced in 1998 and 1999. Net profits in the financial sector continued to grow in

2005, reaching Ps. 4,417.7 billion (or Ps. 3,328.4 billion using the new methodology adopted in 2005, which excludes special state-owned institutions from the total financial system), primarily due to growth in the financial services sector. Notwithstanding these gains, profits in the financial sector during the last three years were still small when measured as a percentage of total equity. Non-performing assets and overdue portfolio indicators, other than those for mortgages, however, improved. The trend did not continue as net profits decreased to Ps. 4,205.4 billion in 2006 and Ps. 4,156.3 billion in 2007. In 2008, however, net profits of the financial sector increased to Ps. 5,213.8 billion. Excluding special state-owned institutions, net profits of the financial sector increased from Ps. 3,821.9 billion in 2007 to Ps. 4,822.1 billion in 2008. Moreover, the growth experienced since 2002 has not insulated the industry from liquidations. In 2003, the Government liquidated the Instituto de Fomento Industrial (IFI) and Financiera FES, which, prior to their liquidation, together held 0.44% of the total assets of the financial system. In 2006, Fondo Ganadero del Caquetá S.A., which held 0.009% of the assets of the financial system, was liquidated. The Government did not liquidate any financial institutions in 2004, 2007 and 2008.

The following table shows the results of the financial sector as of and for the year ended December 31, 2008.

Selected Financial Sector Indicators

(in millions of pesos as of and for

the year ended December 31, 2008)

	Assets		Liabilities		Net Worth		Earnings/ (Losses)
Banks	Ps.	186,150,228	Ps.	126,048,561	Ps.	21,188,642	Ps.	4,157,504
Non Banking Financial Institutions(1)		27,147,974		18,733,495		4,850,588		664,591
Special State-Owned Institutions(2)		32,512,228		16,046,407		4,959,327		391,742

Total(3)	Ps.	213,298,202	Ps.	144,782,056	Ps.	26,039,230	Ps.	4,822,095

Totals may differ due to rounding.

1.	Includes Financial Corporations, Commercial Financing Companies and Coopcentral.

2.	Includes FEN, Bancoldex, FINDETER, FINAGRO, FNA, FOGAFIN, FONADE, FOGACOOP, FNG and ICETEX.

3.	Does not include Special State-Owned Institutions, according to a new methodology adopted in 2005.

Source: Financial Superintendency.

FOGAFIN, the Colombian insurance deposit fund, is responsible for implementing many of the Government’s measures to support the financial sector. FOGAFIN’s primary mission is to protect depositors and preserve the stability of Colombian financial institutions.

In response to the economic downturn in 1998-1999, a recapitalization program was launched by the Government in the second quarter of 1999 to assist small and medium-sized banks that were economically viable but had only limited access to international capital. The objective of the program was to strengthen the balance sheets of the participating banks by writing off non-performing assets and injecting additional capital from both cash contributions from shareholders and loans from FOGAFIN to the shareholders. These proceeds were used to purchase FOGAFIN-issued bonds, which bonds were then contributed to the banks. The shareholders were required to pledge the stock of their banks with a value equal to 133% of the principal amount of the loans as security for the repayment of the FOGAFIN loans. The bonds issued by FOGAFIN were either held on the bank’s balance sheet or sold for cash. The end result of this recapitalization was that the participating banks achieved a ratio of net capital to risk-weighted assets of 10%, one percentage point higher than the then minimum requirement of 9%.

Although this program was intended to cover both private and state-owned financial institutions, in practice, the recapitalization of state-owned banks required additional measures, including the transfer of non-performing assets to new special purpose entities and the subsequent sale of those assets, the administrative reorganizations of the banks and the eventual privatization of the banks.

Fifteen private institutions (AV Villas, Banco Colpatria, Banco Superior, Banco de Crédito, Interbanco, Banco Unión Colombiano, Colmena, Conavi, Corfinorte, Coltefinanciera CFC, Multifinanciera, Credinver, Confinanciera, Megabanco and Financiera FES) joined the FOGAFIN program between 1999 and 2005. By the end of 2004, the participating institutions had received Ps. 779.0 billion in capital, which came from long-term loans to finance the purchase of FOGAFIN-issued bonds. With the exception of the three institutions liquidated in 2002 and 2003, the financial institutions that took advantage of the FOGAFIN credit line have improved considerably, with their indicators now approaching those of other private financial institutions.

The Government assistance program for private financial institutions was designed to be self-financing and to yield returns to help pay for possible defaults. FOGAFIN issues bonds yielding the average short-term composite reference rate (Depósitos a Término Fijo (“DTF”)) and lends these bonds to financial institutions for terms of one to three years at the rate of DTF + 2% and terms of four to seven years at the rate of DTF + 3%. It is estimated that the Government will not incur costs with respect to the assistance program, except for credit support provided to Interbanco, a private commercial bank.

In an effort to provide additional support for mortgage banks, the Government launched a recapitalization program for these institutions in 2001. Resolution No. 006 of 2001 authorizes FOGAFIN to extend credit to the owners of mortgage banks to finance the purchase of capitalization bonds issued by FOGAFIN, in exchange for appropriate guarantees and subject to a significant injection of equity by the owners. To qualify for the program, at least 50% of the mortgage bank’s loan portfolio at the end of 2000 had to be comprised of loans for the purchase of residential real estate. Under this program, FOGAFIN has provided Ps. 693.8 billion in capital to four private institutions whose combined assets represent 80% of the total assets of the private mortgage bank sector and in 2004, FOGAFIN provided Ps. 213.9 million to Central de Inversiones S.A., a publicly owned financial institution. The amount was effectively repaid in September 2, 2007, with an advance payment of Ps.40 billion in capital over their respective interests and the difference was paid in cash.

As of December 2008, the total cost to the Government of assisting state-owned institutions reached Ps. 12,759.6 billion. Approximately Ps. 9,387.4 billion was in the form of financial aid given to financial institutions and Ps. 3,372.2 billion was in the form of interest payments on FOGAFIN bonds.

Since 1998, FOGAFIN assumed management responsibility and control of four banks (Banco del Estado, Banco Uconal, Bancafé and Interbanco), a savings and loan institution (Granahorrar) and two private consumer credit institutions (Fundación FES Compañía de Financiamiento Comercial and Corficafe). In managing these financial institutions, the Central Government, along with FOGAFIN, has formulated a strategy based on the same principles followed by the private banks for improving the institutions’ balance sheets and increasing their net worth, in order to increase their financial viability.

Liquidity and Credit Aggregates

The total amount of loans outstanding from Colombian financial institutions was Ps. 132.48 trillion at December 31, 2008, as compared to Ps. 112.08 trillion at December 31, 2007, Ps. 89.74 trillion at December 31, 2006, Ps. 67.92 trillion at December 31, 2005 and Ps. 58.78 trillion at December 31, 2004.

Past due loans decreased in absolute terms from Ps. 1.95 trillion at December 31, 2004 to Ps. 1.81 trillion at December 31, 2005. Past due loans, however, increased to Ps. 2.35 trillion at December 31, 2006, to Ps. 3.66 trillion at December 31, 2007 and further to Ps. 5.36 trillion at December 31, 2008. As a percentage of total loans, past due loans fell from 3.3% at December 31, 2004, to 2.7% at December 31, 2005 and further to 2.6% at December 31, 2006. Past due loans as a percentage of total loans, however, increased from 3.3% at December 31, 2007 to 4.0% at December 31, 2008. Provisions as a percentage of past due loans increased from 149.2% at December 31, 2004 to 167.3% at December 31, 2005 but decreased from 153.8% at December 31, 2006 to 132.6% at December 31, 2007 and further to 120.5% at December 31, 2008. The following table shows selected monetary indicators for the years indicated.

Selected Monetary Indicators

	2004	2005	2006	2007	2008
Ml(1) (percentage change)	16.8	17.8	18.2	11.9	8.2
M2(2) (percentage change)	18.2	17.8	17.4	17.9	17.1
M3(3) (percentage change)	16.9	16.0	17.0	18.1	17.8
Credit from the Financial System (percentage change) (4)	12.0	15.5	31.2	26.8	17.2
Discount Rate(5) (percent)	6.9	6.2	6.5	8.7	9.8

1:	Currency in circulation plus demand deposits.

2:	Ml plus certificates of deposit plus savings deposits.

3:	M2 (i.e., currency in circulation plus liabilities subject to minimum reserve requirements) and bonds issued by the financial system.

4:	Gross credit to private sector. Financial system excludes Banco de la República.

5:	Banco de la República’s one-day discount rate for liquidity to the financial system. Weighted average for the year.

Source: Banco de la República.

Interest Rates and Inflation

Interest rates showed a downward trend from 2004 through 2006. The DTF was at 7.8% in 2004. In 2005, DTF continuously decreased from month to month, reaching its lowest point in December at 6.3%. In 2006, the rate was 6.3%. By March 2007, however, the downward trend reversed and, by year-end 2007, the DTF stood at 8.0%. Interest rates continued to increase during 2008, and by year end 2008, the DTF stood at 10.1%. Interest rates have been decreasing during the first five months of 2009 and by June 2009, the DTF stood at 5.5%.

The Central Bank’s policy has been to reduce inflation gradually to minimize the impact on economic growth. Since 1971, Colombia has experienced year-to-year consumer inflation rates ranging from a high of 32.4% in 1990 to the recent low of 4.5% in 2006. The decline in consumer inflation rates from the 25-30% range of the late 1980’s and early 1990’s was due in part to the effective implementation of a monetary policy that removed excess liquidity from the economy, providing only the amount of cash necessary for the optimal performance of the economy. In 2004, due to the appreciation in the value of the peso, consumer inflation declined to 5.5%. The Government achieved its target consumer inflation rate for 2005 when the consumer price index reached 4.9% by year’s end, mainly due to the appreciation of the peso and the greater productive capacity of the economy during the second half of 2005. At December 31, 2006, the consumer inflation rate was 4.5%, between the central bank’s target for consumer inflation of 4.0% and 5.0%. In 2007, due to the rise in the pace of demand and an increase in the prices of crude oil and food, consumer inflation rate stood at 5.7% at the end of the year, exceeding the target of the Central Bank of 3.5% and 4.5%. At December 31, 2008, the consumer inflation rate was 7.7%, mainly due to the increase in prices of international basic goods, such as wheat, oilseeds and sugar, as a result of the rise in petroleum prices. Wheat, oilseeds and sugar are used to produce biofuels. The 2008 consumer inflation rate was above the target range of 3.5% and 4.5% established by Banco de la República for 2008.

Year-on-year consumer inflation increased from 6.0% in January 2008 to 7.7% in December 2008, reaching its highest level in October 2008 at 7.9%. Concerned that the inflation target between 3.5% and 4.5% for full year 2008 might not be attainable, Banco de la República increased overnight interest rates in increments from 8.25% on March 26, 2007 to 10.0% on July 29, 2008. Nevertheless, during the first six months of 2009, Banco de la República has reduced overnight interest rates six times by 50, 100, 100, 100, 100 and 50 basis points on January 30, 2009, February 27, 2009, March 20, 2009, April 30, 2009, May 29, 2009 and June 19, 2009, respectively, thus decreasing the discount rate from 9.5% to 4.5%. Consumer inflation stood at 3.8% at June 30, 2009.

The producer price index declined from 4.6% in 2004 to 2.1% in 2005. The producer price index increased to 5.5% in 2006 but declined to 1.3% in 2007. At December 31, 2008, the producer price index increased to 9.0%, reaching its highest level in October at 11.8%. At June 30, 2009, the producer price index stood at 2.7%.

Colombia does not have a system of mandatory price controls. Certain goods and services provided by the public sector, however, historically have been subsidized. In recent years, the Government gradually has been dismantling subsidies of the prices of electricity, fuel, transportation and other services and has increased prices for these goods and services at rates faster than inflation in order to bring prices to levels that reflect the true costs. As of January 1, 1999, the Government stopped controlling fuel prices, which now track international prices.

Monetary policy has also focused on counterbalancing the effect of large capital inflows and maintaining the stability of the real exchange rate. To this end, from time to time the Government has imposed taxes on transfers of foreign currencies to Colombian residents from abroad, required mandatory investment of foreign exchange receipts in negotiable “exchange certificates” and imposed deposit requirements with respect to foreign currency denominated indebtedness of less than a specified term. The next section discusses foreign exchange rates in further detail.

The following table shows changes in the consumer price index and the producer price index and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2004	5.5	4.6	7.8
2005	4.9	2.1	7.0
2006	4.5	5.5	6.3
2007	5.7	1.3	8.0
2008
January	6.0	2.3	9.1
February	6.4	3.9	9.3
March	5.9	3.4	9.6
April	5.7	3.8	9.8
May	6.4	5.4	9.6
June	7.2	8.0	9.8
July	7.5	9.6	9.6
August	7.9	9.0	10.0
September	7.6	9.8	9.9
October	7.9	11.8	10.0
November	7.7	11.0	10.1
December	7.7	9.0	10.1
2009
January	7.2	6.2	9.7
February	6.5	6.2	9.0
March	6.1	6.8	8.2
April	5.7	6.6	7.1
May	4.8	5.3	6.2
June	3.8	2.7	5.5

1:	For annual periods, percentage change over the twelve months ended December 31 of each year; for monthly periods in 2008 and 2009, percentage change over the previous twelve months at the end of each month indicated.

2:	Average for each of the years 2004-2007. and for each indicated month in 2008 and 2009 (year-on-year), of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

From January 1994 to September 1999, Banco de la República maintained a band within which the exchange rate was permitted to fluctuate. On September 25, 1999, the central bank decided to abandon the band system and adopt a free-floating exchange rate system. This change was made only after an initial agreement with the IMF for an Extended Fund Facility had been reached, evidencing a commitment by multilateral organizations to support the Colombian economic program. The transition to the new free-floating foreign exchange regime did not result in a significant deterioration of the exchange rate.

In addition to its past interventions in the exchange rate market, Banco de la República also sought to prevent the public and private sectors from incurring excessive amounts of debt in foreign currencies as a means of controlling the exchange rate. To this end, Banco de la República required a certain percentage of the debt incurred (depending on the maturity of the debt) to be deposited in pesos with the central bank in a non-interest bearing account for a fixed period of time. As a result of this requirement, short-term capital flows fluctuated significantly from year to year. In 2003, net short-term capital outflows totaled $229 million. In December 2004, the Government passed Decree 4210 requiring portfolio investments by foreign investors to remain in Colombia for at least one year. Following the imposition of Decree 4210 of 2004, figures for net short-term capital flows in 2004 and 2005 have not been available. More recent further measures are discussed below under “—Appreciation of the Peso and Measures Taken by the Government.”

From June 6, 2006 to June 13, 2006, the Indice General de la Bolsa de Colombia (Colombian Stock Exchange Indicator, or “IGBC”) dropped by 30.1%, including a 10.5% drop on June 12, 2006. Following these events, the Government repealed Decree 4210 of 2004 in order to increase demand in the domestic fixed income and equity markets.

At December 31, 2004, the representative market rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 2,389.8/$1.00, a 14.0% appreciation from the peso’s value in dollars at December 31, 2003. During 2005 the peso experienced an appreciation in value of 4.4%, to Ps. 2,284.2/$1.00 at December 31, 2005. At December 31, 2006, the representative market rate was Ps. 2,238.8, an appreciation of 2.0% from the peso’s value at December 31, 2005. At December 31, 2007, the representative market rate was Ps. 2,015/$1.00, an appreciation of 10% from the peso’s value at December 31, 2006. At December 31, 2008, the representative market rate was Ps. 2,243.6/$1.00, an appreciation of 11.4% from the peso’s value at December 31, 2007.

Appreciation of the Peso and Measures Taken by the Government

During 2007, the peso appreciated in a virtually continuous manner against the U.S. dollar. By the end of the year, the peso had appreciated against the U.S. dollar by 10.0%. As the peso appreciated against the U.S. dollar Banco de la República intervened in the foreign exchange markets to control currency appreciation.

On May 6, 2007, Banco de la República introduced a new package of measures intended to tighten monetary policy and control the strengthening of the peso. The package included: (i) an increase in the reserve requirement on current accounts from 13% to 27%, on savings accounts from 6% to 12.5% and on time deposits up to eighteen months from 2.5% to 5% (although the reserve requirement would only apply to accounts and deposits in excess of the level that banks had as of May 4, 2007 and Banco de la República would not pay any interest on the new reserve requirement); (ii) the establishment of a 40% reserve requirement on any disbursement of external loans for a six-month period at the Banco de la República with no interest; and (iii) the establishment of a ceiling for financial sector institutions’ derivative operations of 500% of their technical equity. “Technical equity” refers to the sum of the most easily realizable equity accounts of a financial institution that is calculated to evaluate the strength of such institution and its capacity to respond to financial difficulties.

On May 23, 2007. the Ministry of Finance announced through Decree 1801 an additional measure to control the inflow of short-term portfolio investments. The measure included the requirement of a 40% deposit at the Banco de la República for short-term portfolio investments for a period of six months with no interest payable.

Furthermore, on May 30, 2008, the Ministry of Finance announced new modifications through Decree 1888, which strengthened the controls over short-term portfolio investment inflows. The modifications included an increase in the amount of the deposit required to be made at Banco de la República for short-term portfolio investments for a period of six months with no interest payable from 40% to 50%. The modifications also included a requirement that the foreign direct investment must remain in the country for a minimum of two years. This requirement did not apply to those countries which currently have international treaties with Colombia.

After a sharp depreciation of the peso due to the international financial crisis, the Government decided to gradually eliminate capital controls. On September 1, 2008, through Decree 3264, the Government eliminated capital controls over short-term equity portfolios and on October 8, 2008, through Decree 3913, eliminated the controls over short-term portfolios of investment in fixed rate income instruments.

On October 9, 2008, Banco de la República eliminated the 40% reserve requirement on disbursements of external indebtedness. As a result of this measure, future disbursements of external indebtedness, export prefunding and import funding will not trigger reserve requirements. Borrowers that have previously established reserves for existing indebtedness can request reimbursement of their reserve deposits.

The Colombian peso appreciated against the U.S. dollar by 3.9% from January 1, 2009 to June 30, 2009 and depreciated against the U.S. dollar by 12.3% from June 30, 2008 to June 30, 2009.

The following table shows the average and end-of-period peso/dollar exchange rates and the real exchange rate index for the dates and periods indicated.

Exchange Rates

	Representative Market Rate(1)
Year	Average	End-of-period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 1994=100)
2004	2,628.5	2,389.8	111.9
2005	2,321.5	2,284.2	97.0
2006	2,359.0	2,238.8	95.5
2007	2,076.2	2,014.8	80.1
2008
January	1,983.2	1,939.6	78.8
February	1,905.3	1,843.6	76.2
March	1,843.5	1,821.6	75.2
April	1,795.1	1,780.2	73.3
May	1,775.2	1,744.0	72.2
June	1,732.3	1,923.0	69.5
July	1,781.1	1,792.2	69.8
August	1,847.5	1,932.2	n.a
September	2,066.2	2,174.6	n.a
October	2,288.9	2,359.5	n.a
November	2,333.7	2,318.0	n.a
December	2,251.5	2,243.6	n.a
2009
January	2,253.5	2,420.3	n.a
February	2,512.3	2,555.9	n.a
March	2,469.6	2,561.2	n.a
April	2,379.4	2,289.7	n.a
May	2,230.0	2,140.7	n.a
June	2,090.0	2,158.7	n.a

1:	Representative market rate. as calculated by the Financial Superintendency.

2:	Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The real exchange rate index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year.

3:	The Real Exchange Rate Index figures for 2004-2008 are preliminary.

Source: Superintendencia Financiera, Banco de la República.

International Reserves

Banco de la República’s net international reserves increased from $13,535.8 million at December 31, 2004 to $14,947.3 million at December 31, 2005, to $15,435.5 million at December 31, 2006 and to $20,948.7 million at December 31, 2007. At December 31, 2008, net international reserves further increased by $3,081.0 million to $24,029.7 million. The increase in international reserves from 2003 to 2005 was primarily due to the abandonment of the currency band, the establishment of a floating exchange rate regime and other economic adjustment measures implemented by the Government. The increases in international reserves in each of 2006, 2007 and 2008 were mainly due to discretionary intervention in the market and an increase in profits from portfolio investments.

Banco de la República invests its international reserves in a mix of currencies that reflects the profile of the country’s foreign debt. On December 31, 2008, this mix of currencies was approximately 85.0% U.S. dollars. 12.0% euros and 3.0% Japanese yen.

The following table shows the composition of the international reserves of Banco de la República at the end of the years indicated.

International Reserves

	at December 31,
	2004	2005	2006	2007	2008(1)
	(millions of U.S. dollars)
Gross International Reserves
Monetary Gold	$114.6	$133.9	$130.8	$151.1	$181.5
Special Drawing Rights	167.4	173.5	185.0	201.0	216.0
International Monetary Fund	394.5	394.5	394.5	394.5	394.5
Investments	12,090.2	13,583.1	14,047.8	19,117.7	21,602.6
Others(2)	773.2	671.6	682.3	1,090.8	1,646.4

	13,539.9	14,956.6	15,440.4	20,955.1	24,041.0
Less: Short- and Medium-Term Liabilities of Banco de la República	4.1	9.3	4.9	6.4	11.3

Net International Reserves	$13,535.8	$14,947.3	$15,435.5	$20,948.7	$24,029.7

Reserves (Months of Imports (FOB))
Goods(3)	10.2	8.9	7.5	8.1	7.7
Goods and Services(4)	8.2	7.2	6.1	6.7	6.5

Totals may differ due to rounding.

1:	Preliminary.

2:	Includes deposits in Latin American Reserve Fund, Cash, Andean pesos, sight deposits, remittance in process and compensation agreements.

3:	Reflects imports of goods. as well as special trade operations.

4:	Contains items included in (3) above, plus imports of factor and non-factor services.

Source: Banco de la República.

Securities Markets

On July 3, 2001, the Bolsa de Valores de Colombia (Colombian Stock Exchange) was formed as a result of the merger of the three then existing stock exchanges (Bolsa de Bogotá, Bolsa de Medellín and Bolsa de Occidente). Both debt and equity securities are traded on the Colombian Stock Exchange, although the vast majority of securities traded are fixed-income debt securities. The Colombian Stock Exchange has adopted an index called the Indice General de la Bolsa de Colombia (Colombian Stock Exchange Indicator, or “IGBC”), which comprises a group of equity securities, the composition of which is determined in part by the frequency of trading in each quarter. On December 31, 2004, the IGBC registered 4,345.8 points, representing an 86.2% increase in nominal terms from the prior year. In 2005, the IGBC increased 118.9% in nominal terms compared to the prior year, reaching 9,513.3 points at year end. On December 31, 2006, the IGBC increased by 17.3% to 11,161.1 points, but decreased by 4.18% to 10,694.2 on December 31, 2007. The IGBC decreased by 29.3% to 7,560.68 on December 31, 2008.

On January 15, 2008, the COLCAP and COL20 stocks indexes were introduced at the market in order to replace progressively the IGBC. COLCAP measures the variation of the 20 most traded stocks on the Colombian Stock Exchange by level of capitalization, while COL20 measures the variation of the 20 most traded stocks on the Colombian Stock Exchange by level of liquidity. The initial level of both indexes at January 15 was 1000 and by December 2008 COLCAP decreased 14.9% to 851.35 and COL20 decreased 29.9% to 701.23.

On May 23, 2008, the Ministry of Finance issued Decree 1796 which establishes the legal framework for standardized derivatives trading through the Cámara de Riesgo Central de Contraparte (or central counterparty clearing house). The objective of the central counterparty clearing house is to standardize financial derivatives products that are traded in the market and to provide efficiency and stability to the financial markets.

On December 23, 2008, Ministry of Finance issued Decree 4808 which, among other things, regulates the trading of derivatives, of which the value is at least partly derived from one or more underlying equity securities that are registered on the Colombian Stock Exchange.

The Colombian Stock Exchange began trading standardized derivatives on September 2008 with the negotiation of a five-year TES futures contract. During 2008, the daily average of derivatives contracts traded was eight contracts.

The Mercado Electrónico Colombiano (Colombian Electronic Market or “MEC”), a centralized operating system for fixed-income securities only, began to operate on October 29, 2001.

The Colombian Stock Exchange is owned by member firms responsible for developing and implementing regulations governing trading on the exchange. Although self-regulating, the exchange remains subject to the approval and supervision of the Financial Superintendency, the securities market regulatory agency. According to the Financial Superintendency, the market capitalization of the Colombian Stock Exchange as of December 31, 2008 was $86.92 billion.

The total value of securities traded on the Colombian stock exchange during 2008 was Ps. 1,178.2 trillion (approximately $525.1 billion), representing a nominal increase of 1.8% in peso terms and a nominal decrease of 8.6% in dollar terms as compared to 2007.

Equity trading during 2008 amounted to approximately Ps. 40,242.8 billion, or 3.4% of the total value of securities traded. This represents a nominal decrease of 2.25% in the total value of equity trading from 2007.

PUBLIC SECTOR FINANCE

General

The Constitution and the Budgetary Organic Law of 1996 govern Colombia’s budgetary process. The budget process requires the participation of all governmental ministries and agencies. The Ministry of Finance prepares a revenue and expenditure summary for the Government and public sector agencies, and then presents it in the form of a bill to Congress by the July prior to the beginning of the next fiscal year. Both houses of Congress must approve the budget by November of each year. It is then presented to the President, who has veto power over individual expenditures. Expenditure increases, but not expenditure reductions, must be approved by Congress as budget amendments. Local legislatures approve their budgets in accordance with the general procedures established pursuant to departmental and municipal law.

The Constitution and Law 60 of 1993 (described below under “—Public Sector Accounts—Revenues”) require the Government to transfer funds to departmental and municipal governments. Although the Government does not finance departmental and local government deficits, all domestic bond offerings and foreign debt incurred by these governmental entities must be approved by the Central Government. In addition, under Law 358 of 1997, municipalities and departments may not incur debt service obligations beyond a certain percentage of their operational savings (defined as current revenues less current expenditures).

The budgets for state-owned companies are evaluated by the Ministry of Finance and the National Planning Department, approved by the Consejo Superior de Política Fiscal (“CONFIS”) and sanctioned by Presidential decree. These budgets conform with the macroeconomic plan adopted by the Government each fiscal year, which sets general revenue and expense targets for the state-owned companies. During the year, the Government may modify these budgets.

The budgets of Government ministries and agencies, departmental and municipal governments and state-owned companies constitute the consolidated non-financial public sector fiscal accounts. These accounts exclude both the revenues and the expenses of state-owned financial institutions. State-owned financial institutions, development banks and commercial banks have a separate budget process supervised by the Superintendency of Banks.

The Contraloría General de la República (General Comptroller of the Republic) audits the financial accounts of the Government, which are submitted annually to Congress for approval.

In 1995, the Fondo de Ahorro y Estabilización Petrolera (Oil Stabilization and Savings Fund or “FAEP”) was created to monitor the macroeconomic effects of the large foreign exchange inflows due to recently discovered oil reserves and to ensure that local governments prudently use the revenues generated from petroleum royalties. Under the law establishing FAEP, royalties from petroleum production in excess of a predetermined amount payable to the national and local governments are invested abroad through FAEP and are only disbursed for infrastructure projects and social expenditures. Banco de la República administers FAEP. According to preliminary figures from CONFIS, FAEP had an outflow of Ps. 1,898 billion in 2008, as compared to an inflow of Ps. 691 billion in 2007 from Ecopetrol S.A. and territorial entities. At the end of 2008, the total fund balance was Ps. 3,637 billion, or 0.8% of GDP.

In July 2007, the National Development Plan for 2006-2010 (the “Development Plan”) was approved by Congress and became law that same month. Under Article 143 of the Development Plan, Ecopetrol S.A. will no longer be required to contribute to the FAEP and instead be required to transfer the excess royalties to the Central Government. The Development Plan contemplates that 60% of the fund balance in FAEP would be disbursed to the Central Government in 2008, with the remaining balance being transferred to the Central Government in 2009 and 2010 in order to achieve the Government’s goal of gradually receiving the funds from FAEP. In 2008, FAEP transferred Ps. 2,329 billion (0.5% of GDP) to the Central Government.

Article 76 of the Development Plan also created the Stabilization Fund for Fuel Prices (“FEPC”) and establishes, as an initial source of financing, part of the fund balance accumulated by Ecopetrol S.A. in FAEP. In 2008, FAEP transferred Ps. 420 million (0.1% of GDP) to the FEPC. After the contemplated transfers to the Central Government and the FEPC in 2008, the balance of Ps. 1,340 billion (0.3% of GDP) is expected to remain in the account of FAEP for disbursement to the Central Government in 2009 and 2010.

Public Sector Accounts

The following tables set forth revenues and expenditures (on a cash-flow basis) for the consolidated non-financial public sector for the 2004-2008 period, budgeted figures for 2009 (submitted to Congress on July 29, 2008 and passed on December 23, 2008) and the resulting fiscal surplus or deficit as a percentage of GDP.

Non-financial Public Sector Revenues and Expenditures(1)

(billions of pesos)

	2004		2005		2006		2007		2008(2)		Budget 2009(5)
Central Government
Total Revenues	Ps.	39,826	Ps.	45,753	Ps.	56,287	Ps.	64,667	Ps.	75,047	Ps.	80,621
Expenditures
Current Expenditures		43,423		50,385		57,376		49,371		56,498		77,671
Capital Expenditures		7,403		8,794		10,183		28,265		28,654		20,133

Total Expenditures		50,825		59,179		67,558		77,636		85,153		97,804
Net Loans to Other Entities		298		324		412		257		166		411
Accrual adjustments(3)		(2,688)		(3)		(1,385)		1,613		(796)		(1,203)

(Deficit)/Surplus		(13,985)		(13,753)		(13,069)		(11,613)		(11,067)		(18,799)
Decentralized Agencies
Total Revenues		3,649		4,120		5,030		6,368		6,546		7,701
Expenditures
Current Expenditures		1,377		1,469		1,717		1,956		2,124		3,188
Capital Expenditures		1,741		2,370		2,774		3,880		3,747		4,908

Total Expenditures		3,118		3,838		4,491		5,836		5,870		8,095
Net Loans to Other Entities		0		0		0		0		0		(143)
Accrual adjustments(3)		0		0		0		0		0		0

(Deficit)/Surplus		530		281		539		532		675		(252)
Local Public Sector(4)
Total Revenues		33,659		37,955		41,317		37,654		42,399		46,761
Expenditures
Current Expenditures		22,958		26,301		29,045		27,342		28,474		30,796
Capital Expenditures		6,263		8,588		10,454		11,247		8,671		13,087

Total Expenditures		29,222		34,889		39,500		38,589		37,145		43,833
Net Loans to Other Entities		(148)		(199)		(165)		(27)		(20)		13
Accrual adjustments(3)		(295)		(6)		(102)		(72)		(33)		0

(Deficit)/Surplus		4,290		3,259		1,880		(891)		5,201		2,865
Social Security
Total Revenues		25,134		31,497		31,867		38,054		40,075		44,529
Expenditures
Current Expenditures		21,180		25,795		27,642		31,205		34,681		40,122
Capital Expenditures		65		31		64		34		28		45

Total Expenditures		21,245		25,826		27,706		31,239		34,709		40,167
Net Loans to Other Entities		0		0		0		(35)		(16)		16
Accrual adjustments(3)		120		175		(420)		412		212		0

(Deficit)/Surplus		4,009		5,845		3,742		6,368		5,139		4,345
Coffee Fund
Total Revenues		1,075		1,272		1,399		1,286		1,590		1,861
Expenditures
Current Expenditures		1,043		1,211		1,352		1,372		1,185		1,878
Capital Expenditures		7		7		83		83		54		14

Total Expenditures		1,050		1,217		1,435		1,455		1,238		1,892
Net Loans to Other Entities		14		17		29		0		0		0

	2004		2005		2006		2007		2008(2)		Budget 2009(5)
Accrual adjustments(3)		26		86		(33)		34		129	0

(Deficit)/Surplus		37		124		(99)		(203)		223	(31)
Non-financial Public Enterprises
Total Revenues		25,570		29,888		33,254		47,698		27,537	26,143
Expenditures
Current Expenditures		17,952		20,974		23,179		40,288		24,993	17,806
Capital Expenditures		6,241		6,016		6,616		6,283		2,719	8,367

Total Expenditures		24,194		26,990		29,795		36,130		27,713	26,173
Net Loans to Other Entities		157		(125)		(248)		(305)		(202)	(298)
Accrual adjustments(3)		314		243		97		6		(146)	0

(Deficit)/Surplus		1,533		3,266		3,803		(1,485)		171	268
Total Consolidated Non-financial Public Sector (Deficit)/Surplus	Ps.	(3,586)	Ps.	(954)	Ps.	(3,162)	Ps.	(4,322)	Ps.	342	(11,604)

Primary (Deficit) Surplus	Ps.	8,506	Ps.	10,509	Ps.	11,679	Ps.	13,072	Ps.	17,022	4,812

(footnotes appear on the following table)

Non-financial Public Sector Surplus (Deficit)(1)

(as a percentage of GDP)(6)

	2004	2005	2006	2007(3)	2008(2)	Budget 2009(5)
Government Sectors
Central Government	(4.59)%	(4.03)%	(3.41)%	(2.69)%	(2.32)%	(3.74)%
Non-financial Public Enterprises and Agencies
Electrical Sector	0.16	0.12	0.13	0.10	0.10	0.06
Ecopetrol S.A.	0.1	0.34	0.58	(0.54)	0.00	0.00
Telecom	0.09	0.01	0.00	0.00	0.00	0.00
Other including FAEP	0.37	0.62	0.43	(0.32)	0.02	(0.01)

	0.72	1.08	1.13	(0.32)	0.13	0.05
Local Public Sector(4)	0.95	0.64	0.34	0.21	1.09	0.57
Social Security	1.39	1.74	0.98	1.47	1.08	0.86
Coffee Fund	0.01	0.04	(0.03)	(0.05)	0.05	(0.01)
Other	0.45	0.31	0.15	(0.15)	0.05	(0.04)

Total Consolidated Non-financial Public Sector (Deficit)/Surplus	(1.06)%	(0.22)%	(0.84)%	(1.00)%	0.07	(2.30)%

Primary Surplus	1.15%	3.30%	3.19%	3.03%	3.57	0.97%

Totals may differ due to rounding.

1:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. There were no revenues from privatizations in 2004. Privatization, concession and securitization proceeds for the non-financial public sector totaled Ps. 641 billion, Ps. 114 billion, Ps. 2,579 billion and Ps. 532 billion in 2005, 2006, 2007 and 2008 respectively. The 2009 Financial Plan includes revenues from privatizations, concessions and securitizations of Ps. 4.4 trillion.

2:	Figures for 2008 according to Marco Fiscal de Mediano Plazo 2009 released by CONFIS. on June 16, 2009.

3:	Adjustment of certain cash expenditures to an accrual basis.

4:	Includes municipal and departmental governments and local non-financial enterprises, such as water, telephone and electricity companies and the Medellín metro system.

5:	Based on 2009 projected figures.

6:	Based on GDP figures for 2008 and projected GDP for 2009.

Sources: National Department of Planning, IMF staff estimates, Banco de la República and CONFIS.

In 2008, the Central Government deficit was 2.3% of GDP, as compared to a deficit of 2.7% of GDP in 2007. The Central Government deficit for 2008 was Ps. 11,067 billion, or 4.7% less than the Ps. 11,613 billion deficit registered in 2007. Central Government income increased by 16.1%, from Ps. 64,667 billion in 2007 to Ps. 75,047 billion in 2008, while Central Government expenditures increased by 9.7%, from Ps. 77,636 billion in 2007 to Ps. 85,153 billion in 2008. The increase in expenditures was primarily due to an increase in operational expenditures.

In 2008, the consolidated non-financial public sector surplus totaled Ps. 342 billion, or 0.1% of GDP as compared to a deficit of Ps. 4,322 billion, or 1.1% of GDP in 2007, and a deficit of Ps. 3,162 billion or 0.8% of GDP in 2006. The Government currently projects a consolidated non-financial public sector deficit of 2.3% of GDP for 2009.

Although fiscal results for 2008 were better than initially estimated, the outlook for 2009 is more unsettled. As a result of the revision of the GDP estimate for 2009, Colombia expects a shortfall from earlier projections of fiscal revenues and therefore adjusted its fiscal goals for 2009. The Government currently projects a Central Government fiscal deficit in 2009 of 3.7% of GDP. The Government expects to fund such deficit from an increase in disbursements from multilateral agencies of U.S. $740 million and available treasury resources of Ps.908 billion. Due to the volatility in the current environment, no assurances can be given concerning actual results for the 2009 period and beyond.

In recent years, the Government’s fiscal policy has included the following long-term objectives:

•	establishing a macroeconomic foundation for sustained growth;

•	directing Government resources to those sectors in which the Government has the greatest impact in supporting social development and fostering competition within the Colombian economy; and

•	restructuring the budgetary system to facilitate the constitutionally mandated increases in net transfers from the Central Government to departmental and municipal governments.

The public sector deficit figures presented in this section do not include certain contingent liabilities of the public sector, including certain guarantees and indemnities given by public sector agencies to joint venture partners.

Revenues

In recent years, the Government has modernized the tax system and expanded the tax base through new tax reform legislation. For example, in December 2003, Congress passed Law 863 of 2003, which became effective on January 1, 2004, and introduced tax reform, including, among other measures, the imposition of a 10% surcharge on the marginal income tax rate. In 2006, Congress approved Law 1111, a tax reform law that seeks to consolidate Colombia’s growth and restructure the tax system by reducing the income tax for businesses and expanding the products covered by the value-added tax.

The recent tax reforms were also intended to bring the tax system into compliance with the constitutional requirement that the Government transfer a portion of its current revenues to departmental and municipal governments. There are two types of required net transfers to departmental and municipal governments. First, the Government transfers revenues to departments for health and educational purposes. Second, the Government transfers revenues to municipalities for social and educational programs as well as infrastructure projects. Both types of transfers are currently calculated as a percentage of current revenue. The actual allocation made to each local government is based on formulae developed by the National Planning Department which take into account each locality’s administrative efficiency, ability to raise revenues independently, population and level of poverty. Net transfers required by Law 60 of 1993 totaled an estimated 28.8% of current revenue in 2008, as compared to 29.3% in 2007, 30.4% in 2006, 34.2% in 2005 and 36.8% in 2004. These constitutionally required transfers may be supplemented by discretionary transfers to departments and municipalities. In December 2001, a constitutional reform established new standards that local governments are required to follow with respect to funds transferred by the Central Government, enhancing the control and allocation of these funds, particularly in the education and health care sectors.

The following table shows the composition of the Government’s revenue (on a cash-flow basis).

Central Government Revenue

	2004	2005	2006	2007	2008(1)	Budget 2009(3)
Tax Revenue
Income Tax	38.1	37.9	37.4	37.1	32.6%	34.9%
Value-added Tax	37.6	38.1	38.3	36.2	36.1	35.1
Wealth Tax	1.1	1.0	0.9	1.8	4.3	2.6
Tariffs	5.6	6.2	6.2	6.6	5.7	5.4
Other Indirect Taxes	9.8	9.2	8.3	7.8	7.1	6.6

	92.2	92.4	91.1	89.5	85.7	84.6
Nontax Revenue(2)	7.8	7.6	8.9	10.5	14.3	15.4

	100.0%	100.0%	100.0%	100.0%	100%	100.0%

Revenue (as a percentage of GDP)(4)	13.3%	13.6%	14.7%	15.0%	15.7	16.1%

Totals may differ due to rounding.

1:	Figures for 2008 according to Marco Fiscal de Mediano Plazo 2009 released by CONFIS on June 16, 2009.

2:	Includes concession revenues, hydrocarbon duties, fines, other duties, other current revenues and capital revenues.

3:	2009 projected figures are consistent with a Central Government deficit of 3.7% of GDP.

4:	Based on estimated GDP using new methodology implemented in 2008.

Sources: Ministry of Finance and CONFIS.

Central Government revenues totaled Ps.75,047 (15.7% of GDP) in 2008 as compared to Ps. 64,667 billion in 2007, an increase of 16.1% in nominal terms. Total tax revenues increased by 11.2% in nominal terms in 2008 as compared to 2007.

Expenditures

Central Government expenditures totaled Ps. 85,153 billion in 2008 (17.9%. of GDP), an increase of 9.7% in nominal terms from the 2007 level. Current interest payments decreased by 3.4% in nominal terms in 2008 and current operational expenditures rose by 14.8% in nominal terms over the 2007 levels. Current investment expenditures grew by 34.3% in nominal terms in 2008.

Based on preliminary figures, in 2008 Central Government expenditures were allocated as follows:

•	social expenditures, 47.7%;

•	interest payments, 18.2%;

•	defense and internal security, 16.0%;

•	government overhead, 3.6%;

•	justice, 4.8%;

•	infrastructure, 6.4%; and

•	transfers to local governments, 3.1%.

Transfers to regional governments reached Ps. 13,601 billion in 2004 (representing 25.2% of the total budgeted expenditures in 2004), Ps. 14,622 billion in 2005 (representing 24.6% of the total budgeted 2005 expenditures), Ps. 15,640 billion in 2006 (representing 22.5% of the total budgeted 2006 expenditures), Ps. 17,065 billion in 2007 (representing 22.4% of the total budgeted 2007 expenditures) and Ps. 18,749 (representing 21.8% of the total budgeted 2008 expenditures). These transfers were made in accordance with the territorial transfer reform legislation enacted in December 2001 that provides for such transfers to be made based on the average revenue growth of Colombia over the previous four years, adjusted by the inflation rate plus a certain percentage, during a transition period from 2002-2007. In 2007, Congress passed a constitutional amendment that modified the formula to calculate these transfers. From 2008 to 2009, transfers to regional governments will increase by the inflation rate plus 4% with an additional 1.3% increase for education. In 2010, transfers will increase by 3.5% with an additional 1.6% increase for education. From 2011 to 2016, transfers will grow by 3% plus an additional 1.8% increase for education each year.

One of the greatest challenges in public finance is the growing rate of pension liabilities for workers and retirees, combined with the fact that most territorial entities lack proper resources to pay these obligations. In December 1999, Congress enacted Law 549, which established the National Pension Fund for Territorial Entities. Law 549 provides for full funding of pension liabilities within 30 years from the date of its enactment. Both the Central Government and the territorial entities contribute to this fund, although the Central Government has not assumed the responsibility to pay these pension payments. The Central Government recognized, however, that further pension reform was necessary and as a result, Law 797 of 2003 was enacted, which was subsequently superseded by Law 860 of 2003. See “—Recently Enacted Fiscal Reforms.”

The following table shows the principal categories of Government expenditures, according to the General Directorate of the Budget of the Ministry of Finance.

Central Government Expenditures(1)

	2004	2005	2006	2007	2008
Social Expenditures
Education	19.1%	17.6%	16.4%	15.9%	15.9%
Health	7.9	7.3	7.4	6.9	6.6
Housing	0.3	0.2	0.3	0.5	0.3
Social Security	15.9	21.3	22.1	20.9	20.9
Other(2)	2.3	1.8	2.0	2.7	2.8

	45.5	48.3	48.4	47.4	47.7
Justice	4.8	4.3	4.8	4.9	4.8
Defense and Security (Internal)	13.6	12.8	14.1	14.2	16.0
Infrastructure
Mines and Energy	1.6	0.8	0.5	1.1	1.4
Transportation	1.1	2.1	2.8	3.4	2.9
Irrigation Projects and Agriculture	0.8	0.6	0.8	1.3	1.7
Environment	0.3	0.4	0.3	0.3	0.2
Other	0.3	0.3	0.2	0.3	0.2

	4.1	4.2	4.6	6.5	6.4
Government Overhead Expenses	4.8	5.5	3.2	2.8	3.6
Transfers to Local Governments(3)	4.7	3.9	3.8	3.7	3.1
Interest payments	22.2	20.8	21.1	20.6	18.2

Total Expenditures	100.0%	100.0%	100.0%	100.0%	100%

Expenditures (as a percentage of GDP)(4)	20.7%	22.3%	21.5%	21.8%	21.4

Totals may differ due to rounding.

1:	2008 figures are preliminary.

2:	Includes potable water and sewage.

3:	Figures only include transfers to municipalities, not to other regional governments.

4:	Based on estimated GDP figures for 2008. Expenditures as a percentage of GDP take into account cash payments that are used by the General Directorate of the Budget in its calculations but not by CONFIS, and therefore differ from the figures indicated in the text.

Sources: Dirección General del Presupuesto (General Directorate of the Budget), CONFIS and Tesorería General de la República (National Treasury).

2009 Budget

The 2009 budget became Law 1260 on December 23, 2008. According to the 2009 budget, the consolidated public sector deficit is expected to be 2.4% of GDP (Ps. 11,824 billion) and the consolidated non-financial public sector deficit is anticipated to be approximately 2.3% of GDP (Ps. 11,604 billion). The 2009 budget estimates a Central Government deficit of approximately 3.7% of GDP (Ps. 18,799 billion). Total non-financial public sector expenditures for 2009 are currently budgeted to reach Ps. 218,015 billion, out of which Ps. 120,211 billion corresponds to expenditures by the Central Government and Ps. 97,804 billion corresponds to expenditures by public entities at the national and local level and transfers to departmental and local governments.

Under the 2009 budget, the Central Government’s revenues (on a cash-flow basis) are projected to total Ps. 80,621 billion (approximately 16.1% of GDP), an increase of 7.4% as compared to revenues of Ps. 75,047 billion recorded in 2008. Total tax revenues are expected to grow by 6.0%, from Ps. 64,349 billion in 2008 to Ps. 68,197 billion in 2009. Income tax revenues are expected to amount to Ps. 28,129 billion in 2009, an increase of 15.1% as compared to 2008 income tax revenues of Ps. 24,448 billion. Internal value-added tax revenues are expected to total Ps. 18,752 billion as compared to Ps. 17,650 billion in 2008, an increase of 6.2% from 2008. Revenues from the tax on financial transactions are anticipated to amount to Ps. 3,446 billion, as compared to Ps. 3,200 billion in 2008, representing an increase of 7.7%. Tariffs and external value-added tax revenues are expected to increase by 1.5% in 2009, from Ps. 13,705 billion in 2008 to Ps. 13,908 billion, in 2009. Non-tax revenues are expected to amount to Ps. 12,440 billion in 2009, a 16.1% increase as compared to 2008 (Ps. 10,714 billion).

According to CONFIS, Central Government expenditures (net of amortizations of public debt and on a cash-flow basis) under the 2009 budget are expected to total Ps. 97,804 billion (approximately 19.5% of GDP) as compared to Ps. 85,153 billion in 2008, representing an increase of 14.9%. Operational expenditures are expected to total Ps. 72,653 billion in 2009, an increase of 21.4% as compared to Ps. 59,861 billion registered in 2008. Expenditures for interest payments are expected to increase by 4.1%, from Ps. 15,371 billion in 2008 to Ps. 15,997 billion in 2009. Investment expenditures are expected to amount to Ps. 10,375 billion in 2009, a decrease of 3.3% as compared to Ps. 10,734 billion in 2008. Transfers, including pension transfers and transfers to regional governments, are expected to increase by 24.6%, from Ps. 46,444 billion in 2008 to Ps. 57,884 billion in 2008.

The 2009 budget is based on the following principal budget assumptions:

Principal 2009 Budget Assumptions

2009 Budget Assumptions as of May 2009(1)
Gross Domestic Product
Nominal GDP (billions of pesos)	502,346
Real GDP Growth	0.5-1.5%
Inflation(2)
Domestic Inflation (consumer price index)	4.5-5-5%
Domestic Inflation (producer price index)(3)	4.5-5.5%
External Inflation(4)	3.8%
Real Devaluation at end of period	0.0%
Interest Rate
Prime (United States)	4.4%
LIBOR (six month)	1.5%
Export Prices
Coffee (ex-dock) ($/lb.)	1.4
Oil ($/barrel) (Cusiana)	43.8
Coal ($/ton)	53.1
Ferronickel ($/lb.)	1.6
Gold ($/Troy oz.)	900

1:	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in May 2009.

2:	End of period.

3:	Calculated using a projected change in the producer price index.

4:	“External Inflation” means the weighted average inflation for Colombia’s major trading partners. As of December 2008, the following are the weights assigned to each of Colombia’s major trading partners: United States (46.4%), Venezuela (11.9%), Ecuador (3.7%), Mexico (4.1%), Brazil (3.9%), Switzerland (3.4%), Germany (3.4%), Peru (2.6%), Japan (2.6%), Chile (2.6%), Panama (2.6%), The Netherlands (2.0%), Spain (2.0%), United Kingdom (1.6%), Italy (1.5%), Canada (1.5%), France (1.3%), Belgium (1.1%), Argentina (0.8%) and Sweden (0.7%). For 2008, Colombia’s main export destinations (and corresponding percentage of total exports) were: United States (37.3%), Venezuela (16.2%), Ecuador (4.0%), Switzerland (2.5%), Chile (2.3%), Peru (2.3%), Dominican Republic (2.0%), The Netherlands (2.0%), United Kingdom (1.8%), Cayman Islands (1.8%), Brazil (1.7%), Germany (1.7%), Spain (1.7%), Mexico (1.6%), Trinidad and Tobago (1.4%), Belgium (1.2%), China (1.2%), Singapore (1.2%), Italy (1.1%), Costa Rica (1.0%) and Japan (1.0%). For 2008, Colombia’s main import origins (and corresponding percentage of total imports) were: United States (28.8%), China (11.5%), Mexico (7.9%), Brazil (5.9%), Germany (3.9%), Venezuela (3.0%), Japan (2.9%), South Korea (2.3%), Argentina (2.3%), Greece (2.2%), Ecuador (2.0%), Chile (1.8%), Canada (2.0%), Peru (1.8%), Italy (1.5%), Finland (1.4%), India (1.3%) and Switzerland (1.0%). For more information on the destinations and origins of Colombia’s exports and imports, please see “Foreign Trade and Balance of Payments—Foreign Trade—Geographic Distribution of Trade.”

Sources: General Directorate of Macroeconomic Policy, Ministry of Finance.

The figures set forth above represent the Government’s forecast, as of May 28, 2009, of the 2009 Colombian economy. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

IMF Program

On January 15, 2003, the IMF approved a two-year SDR 1.5 billion (approximately $2.3 billion) Stand-By Arrangement in connection with the Government’s two-year macroeconomic program. The funds could be used to support imbalances in Colombia’s external accounts, although disbursements under the IMF program were conditional on achieving certain targets. The Stand-By Arrangement expired in May 2005, and no amounts were disbursed under the facility.

Effective May 2005, the Executive Board of the IMF approved a new 18-month, SDR 405 million ($613 million) Stand-By Arrangement to support Colombia’s economic program through November 2006.

In July 2005, the IMF mission completed its first review under the new Stand-By Arrangement. At the conclusion of the review, the IMF and Colombia agreed to a lower target for the combined public sector deficit for 2005 of 1.5% to 2.0% of

GDP, as compared with an original target of 2.5% of GDP. The lower target for the combined public sector deficit for 2005 took into account the effects of higher oil export prices, increased tax revenues and reduced interest costs. For 2006, the target for the combined public sector deficit remained at 2.0% of GDP, assuming a conservative export price of oil. At the completion of the review, an amount equivalent to SDR 42.3 million (approximately US$61.0 million) was immediately made available to Colombia, which was in addition to the SDR 193.5 million (approximately US$278.9 million) made available initially upon the program’s approval. Colombia intended to treat the new Stand-By Arrangement as precautionary and did not plan to draw on the facility.

In 2006, Colombia decided not to renew its agreement with IMF given its strong fiscal and economic situation. Lowering public deficits and stabilizing public debt, however, continue to be primary objectives of the economic policies of the Republic.

IMF visit in January 2009

At the conclusion of the IMF’s protocol visit in January 2009, the IMF in a press release commented favorably on the level of Colombia’s preparedness to face the challenges imposed by the deceleration in global economic growth mainly due to its improved economic fundamentals and healthy financial system. The IMF also stated that adequate macroeconomic policy and positive structural reforms during the past years accelerated growth and reduced Colombia’s vulnerability. The IMF noted, however, that continued flexible and timely policy responses would still be necessary.

The IMF further stated that it believes that the Government has enough flexibility to continue with the implementation of timely and flexible fiscal policy measures. It underscored, however, the importance of adhering to the fiscal targets incorporated in the medium-term fiscal plan to reassure markets of the Government’s commitment to reduce fiscal vulnerabilities further. At the same time, the IMF noted that financing conditions would continue to be a key consideration in determining the scope of additional fiscal easing if economic growth turns out to be weaker than presently expected.

Application for Flexible Credit Line with IMF.

On March 26, 2009, the IMF made available to Colombia the IMF’s Flexible Credit Line, a short-term facility intended to provide contingent liquidity to countries with sound macroeconomic policies and institutional frameworks. The Flexible Credit Line is designed to help Colombia during the current global financial crisis by providing the flexibility to draw on the credit line at any time. Disbursements under the Flexible Credit Line are not phased nor conditioned on compliance with policy targets as in traditional IMF-supported programs. On April 20, 2009, the Government made an official application for $10.4 billion under the Flexible Credit Line to the IMF. On May 11, 2009 the IMF’s executive board approved a one year arrangement under the Flexible Credit Line for $ 10.5 billion. To date, Colombia has not drawn on the Flexible Credit Line.

Recently Enacted Fiscal Reforms

The Uribe administration has been implementing a comprehensive fiscal adjustment program designed to end the progressive increases in the fiscal deficit in the short term and to institute the structural reforms necessary for public finance stability in the long term. Toward that end, the Government has introduced measures to increase public revenues and reduce public expenditures, as described in more detail below.

Tax Reform: On December 27, 2006, Congress approved Law 1111 of 2006. This law reduces the income tax rate from its previous level of 38.5% to 34% for 2007 and to 33% for 2008.

On December 30, 2005, a law was enacted that seeks to attract investors by setting the income tax rate at 15% for users of “Industrial Free Zones” and eliminating the special tax rate for dividends and profit sharing received by foreigners. The law became effective on January 1, 2007.

National Development Plan: The National Development Plan for the years 2006-2010 has been approved by Congress and became law in July 2007. The plan seeks to reduce poverty from its current level of 49.2% of the population to 39% by the year 2010. The plan also aims to develop full coverage in healthcare and basic education for the country’s citizens.

Pension Reform: Law 797 of 2003 modified the official retirement age and increased payroll taxes in order to reduce the rate of growth of pension expenditures. Due to legal challenges brought before the Colombian Constitutional Court challenging certain provisions of Law 797, Law 860 of 2003 was enacted in December 2003 to cure certain procedural flaws.

As of June 2009 the net present value of the Central Government’s pension liability for the next fifty years (2008-2058), not including the transition cost, was approximately 81.9% of GDP (using a discount rate of 6%) and the expected annual expenditure by the Central Government for pension liabilities was estimated at 3.5% of GDP for 2008 and is estimated to be 4.0% of GDP for 2009. A pension reform law, which seeks to modify the pension structure in order to preserve and increase the Social Security System reserves, was enacted in June 2005. Under this pension reform, women 35 years or older and men 40 years or older as of 1993, or who had been working for more than 15 years, and who have made contributions for more than 750 weeks will maintain special pension benefits until 2014. Other eligible employees, who contributed for less than 750 weeks, will maintain their special pension benefits only until 2010. Additionally, the reform eliminates one of the 14 annual payments made to retired workers. The Government estimates that approximately 220,000 employees will not be able to retain their special pension benefits under the pension reform law.

Fiscal Responsibility Law: This law was enacted in June 2003 and requires the Central Government and local governments to make annual financial reports providing details of how they manage their funds.

Capital Markets Reform: A capital markets reform law was enacted in June 2005. The law seeks to modernize the regulatory framework for Colombia’s capital markets in order to, among other matters, foster growth in capital markets activity, provide a broader range of financing alternatives than has been traditionally available and promote increased access to the capital markets by Colombian and international investors.

Law to Modernize Tax Collection Office: A law was enacted in July 2005 to modernize the National Directorate of Customs and Taxes, improve the collection and administration of income taxes and customs duties through the use of better technology and reduce tax evasion.

PUBLIC SECTOR DEBT

General

Public sector debt (“public debt”) in Colombia is comprised of the internal and external debt of the Central Government, Banco de la República and state-owned non-financial companies, as well as the external debt of state-owned financial institutions and departmental and municipal governments. External public debt encompasses all debt payable in currencies other than pesos (including debt denominated in pesos but payable in currencies other than pesos), while internal public debt includes all debt payable in pesos.

The type of authorization required for incurring public debt depends upon the use of the proceeds and upon whether the debt is issued directly or guaranteed by the Republic, or is issued by a public entity without the benefit of the Republic’s guarantee. The Ministry of Finance is the Government agency responsible for regulating public sector borrowing. The Ministry of Finance must authorize all external borrowing by governmental enterprises and agencies at the national, departmental and municipal levels.

New external debt issued or guaranteed by the Republic must comply with the global debt ceiling set periodically by Congress. This ceiling is set as part of the external financing program proposed by the executive branch. In addition, external public debt issued or guaranteed by the Republic must be authorized by the Board of Directors of Banco de la República, the Consejo Nacional de Política Económica y Social (“CONPES”) and the Comisión Interparlamentaria de Crédito Público (Public Credit Congressional Commission), a special six-member Congressional committee, in all cases where the issuance of the debt would increase the amount of outstanding external debt issued or guaranteed by the Republic. The Director General of Public Credit and the National Treasury of the Ministry of Finance must give advance approval of external debt issuances by the Republic that will be used to prepay or refinance existing debt. External debt incurred by decentralized entities requires prior authorization by the Ministry of Finance.

Until 1990, loans from Banco de la República and proceeds from special purpose bonds were the primary source of the Government’s internal public debt. Pursuant to Law 51 of 1990, the Government initiated a program in 1991 to finance public sector internal debt with Treasury bond issuances in the domestic capital markets, thereby diminishing reliance upon the traditional sources of internal financing. Colombia’s external public debt is in general comprised of loans from multilateral institutions (such as the World Bank and the IADB), foreign governments, commercial banks, suppliers, export credit institutions and bonds.

The focus of the Government’s debt management is to diversify the Government’s sources of financing, issue bonds in the European, Asian and U.S. capital markets, reduce the public sector deficit by improving the maturity profile of public sector debt and lower debt service costs and currency risk exposure. In addition, the Republic has guaranteed less debt due to privatizations and stricter policies for authorizing guaranteed debt.

In September 2008, the Consejo Superior de Política Fiscal authorized the Financing Plan for 2009 under which the Government planned the issuance of up to Ps. 24.5 billion in internal debt and $1.0 billion in external debt for 2009. In February 2009, however, the Consejo Superior de Política Fiscal revised the expected Central Government deficit for 2009 from 3.3% of GDP to 3.4% of GDP due to the expected shortfall from earlier projections of fiscal revenues as a result of the effects of the international financial crisis. The revised Financing Plan for 2009 established the issuance of up to Ps. 19.6 billion in internal debt and maintained the $1.0 billion in external debt for 2009. In March 2009, the Consejo Superior de Política Fiscal again revised the expected Central Government deficit from an estimate of 3.4% of GDP to 3.7% of GDP based on the results of GDP growth for 2008. The revised Financing Plan for 2009, included in the Medium Term Fiscal Plan of June 2009, established the issuance of up to Ps. 22.0 billion in internal debt, of which Ps. 4.0 billion will be prefunding for 2010 and maintained the expected level of external debt issuance as established in September 2008. Other sources of funding that the Government may use to finance the deficit include multilateral loans, privatizations, liability management transactions or the use of Banco de la Republica profits.

Colombia’s ratio of total net non-financial public sector debt to GDP was at 42.4% in 2004. The ratio of total net non-financial public sector debt to GDP decreased to 38.9% in 2005, to 36.0% on December 31, 2006 to 32.3% in 2007, and further decreased to 31.9% in 2008. In 2005, the Government revised the principal indicator to be used as a basis for the Government’s projections regarding fiscal deficit, primary balance and public debt balance. The new principal indicator is the total debt net of external financial assets, which is calculated by subtracting the amount of external assets owned by the National Treasury, the Oil Stabilization and Savings Fund and the other decentralized entities from the total net non-financial public sector debt figure. The ratio of total debt net of external financial assets to GDP was 39.9% on December 31, 2004, 36.0% on December 31, 2005, 32.5% on December 31, 2006, 29.2% on December 31, 2007, and 30.8% on December 2008.

Public Sector Internal Debt

In 2008, the Government’s internal debt consisted mainly of the following debt instruments:

•	Treasury bonds known as Títulos de Tesorería (“TES”) sold, through auctions, to the public and to Government agencies (which are obliged to invest excess funds in these Government instruments);

•	Law 546 and debt reduction bonds; and

•	Various special-purpose bond issues.

The Central Government’s internal funded debt (i.e., long-term debt with an original maturity of more than one year) was $52.8 billion (Ps. 118,356 billion) on December 31, 2008, a decrease of 3.45% in dollar terms (a 7.51% increase in Peso terms) from the $54.6 billion (Ps. 110,087 billion) outstanding on December 31, 2007. According to preliminary figures, total non-financial public sector internal funded debt was $62.4 billion (Ps. 140,065 billion) on December 31, 2008, as compared to the $65.7 billion (Ps. 132,433 billion) outstanding on December 31, 2007.

TES issuances in the domestic capital markets have become a significant source of Central Government funding. As of March 31, 2009, TES represented 60.5% of total Central Government debt (both internal and external) and 94.3% of total internal Central Government debt.

In January 2003, the Government appointed 20 financial institutions as market makers in Government securities as part of its strategy to broaden the treasury bond market and provide liquidity to the local capital markets. Furthermore, the Ministry of Finance has expanded the types and maturities of its bond issues. In addition to one-, two-, three- and five-year fixed-rate TES, beginning in March 1998 the Government issued three-, five-, seven- and ten-year TES, with interest rates pegged to changes in the consumer price index. To reduce interest rate pressures on the market and simultaneously offer an exchange rate hedging instrument, the Government has issued dollar-linked one-, two- and three-year TES. As of March 31, 2009, $144.64 million (Ps. 370.45 million) of dollar-linked TES were outstanding. In May 1999, the Government introduced inflation-indexed TES, known as UVR (Unidad de Valor Real Constante) and since then has issued five-, seven-, ten-, twelve- and seventeen-year UVR TES bonds. With the UVR, the principal amount of the bond (rather than the interest rate) changes according to movements in the consumer price index, in a manner similar to the inflation-adjusted government debt securities available in the United States and France. The Government anticipates that the UVR and fixed-rate bonds will become the preferred long-term debt instruments for the Government in the domestic market, replacing the old inflation-indexed TES, which were last issued in March 1998. At May 8, 2009, $10.59 billion (Ps. 23.39 billion) of UVR denominated TES were outstanding. In further support of the domestic market, the Government issued new investment products in 2001 and 2002, including short-term (90-day and 180-day) bills, seven- and ten-year fixed rate TES and five- and eight-year fixed rate dollar-linked TES. In 2005, the Government issued fifteen-year fixed rate TES. In 2007, the Government issued short-term (357-day), four, six and eleven-year fixed rate TES and six-year UVR denominated TES. In 2008, the Government issued short-term (357-day) bills.

The Government has taken additional measures during the last several years to strengthen the domestic capital markets. For example, the Government encourages electronic systems for trading public sector debt instruments. These systems should provide a more efficient pricing mechanism and greater liquidity for investors. The Government also encourages the participation of institutional investors in the capital markets, as evidenced by the increasing investment of private pension fund assets in new capital market instruments. The Government has also increased its consistency in the timing and amounts of TES issuances. In addition to these measures, the Government issued Peace Bonds in the aggregate principal amounts of Ps. 13.5 billion in 2004, Ps. 8.0 billion in 2005, Ps. 1.1 billion in 2006 and Ps. 0.7 billion in 2007. No Peace Bonds were issued in 2008. These bonds fund agrarian reform and the reconstruction of social infrastructure in conflict zones.

In 2009, the Government plans to issue Ps. 22.0 billion comprising Ps. 17.8 billion of 2009 funding and Ps. 4.0 billion of 2010 pre-funding. It is expected that 52.3% of this amount will be issued through auctions. Between January 1, 2009 and June 30, 2009, the Government auctioned a total of Ps. 7,475 billion of TES, or 65.3% of the expected total amount in Government securities to be issued through auctions. Auctions of TES are normally held on a bi-weekly basis.

The following table shows the total internal funded debt of the public sector.

Public Sector Internal Funded Debt(1)

	2004		2005		2006		2007		2008
	(billions of pesos or percentage of GDP)
Central Government(2)	Ps.	78,783	Ps.	96,811	Ps.	102,233	Ps.	110,087	Ps.	118,356
Public Sector Entities		20,571		20,314		21,973		22,346		21,709

Total Internal Debt	Ps.	99,354	Ps.	117,126	Ps.	124,206	Ps.	132,433	Ps.	140,065

As a Percentage of GDP		33.2%		34.9%		32.4%		30.7%		29.4%

Totals may differ due to rounding.

1:	Includes debt of the Government with an original maturity of more than one year, and public sector entities’ guaranteed internal debt.

2:	Central Government figures include pension bonds and constant value bonds.

Sources: General Directorate of Public Credit and National Treasury, Ministry of Finance; CONFIS.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 4,392.4 billion ($1,988.43 million) at May 8, 2009.

Public Sector External Debt

As used herein, public sector external funded debt consists of long-term external debt of the Central Government and guaranteed and non-guaranteed long-term external debt of public sector agencies, departments and municipal governments and state-owned financial institutions. Long-term debt means debt with an original maturity of more than one year. Traditionally, Colombia has relied on the following six sources of external debt:

•	multilateral financial institutions, such as the IADB, the World Bank and CAF;

•	commercial banks;

•	export credit institutions;

•	suppliers;

•	bilateral agreements; and

•	the capital markets, such as external bond offerings.

At December 31, 2008, debt from multilateral institutions and export credit institutions represented 43.8% of public sector external funded debt, while loans from commercial banks constituted 3.7% of the total. The amount of bonds outstanding as of December 31, 2008 was $13.5 billion, or 47.0% of public sector external funded debt. Total public sector external funded debt increased from $28.1 billion at December 31, 2007 to $28.7 billion at December 31, 2008.

At December 31, 2008, floating (i.e. short-term debt with an original maturity of one year or less) public sector external debt totaled $552 million. On December 31, 2008, the Central Government accounted for 84.8% of public sector external funded debt and state-owned entities, including Banco de la República, accounted for 15.2%.

The following table shows the external funded debt of the public sector by type.

Public Sector External Funded Debt by Type(l)(2)

	At December 31,
	2004	2005	2006	2007	2008
	(millions of U.S. dollars, except percentages)
Central Government	$22,327	$20,832	$23,487	$23,659	$24,351
Public Entities(3) (4)
Guaranteed	2,180	2,057	1,872	1,911	1,773
Non-guaranteed	811	827	605	2,543	2,596

Total External Debt	$25,318	$23,716	$25,963	$28,113	$28,720

Total Debt Service	$4,031	$6,597	$5,493	$6,270	$4,947
External Debt/GDP	22.3%	16.4%	19.1%	14.1%	12.0%
Total Debt Service/GDP	3.5	4.6	4.0	3.2	2.1
Total Debt Service/Exports	24.0	31.1	26.0	29.7	16.8

Totals may differ due to rounding.

1:	Debt with an original maturity of more than one year.

2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31 of each year.

3:	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

4:	Debt with resident financial institutions is not included.

Source: Debt Database—Ministry of Finance.

Colombia’s public sector external funded debt decreased by $1.6 billion from 2004 to 2005. In 2006, 2007 and 2008, external funded debt increased by $2.2 billion, $2.2 billion and $607 million, respectively. Except for an increase in 2006, public sector external debt as a percentage of GDP has shown a decreasing trend from 22.3% in 2004 to 12.0% in 2008. External debt service as a percentage of GDP increased from 3.5% in 2004 to 4.6% in 2005, then has decreased from 4.0% in 2006 to 3.2% in 2007 and further to 2.1% in 2008. There can be no assurance, however, that decreases in the level of public sector external debt as a percentage of GDP and external debt service as a percentage of GDP will continue in the future. At December 31, 2008, Colombia’s public sector external funded debt totaled $28.7 billion, of which $24.3 billion was debt of the Central Government and $4.4 billion was debt of other public entities.

The Government’s external debt management strategy is comprised of several elements, including:

•	diversifying the Government’s sources of funding in order to reduce its vulnerability to external market disruptions;

•	focusing on multilateral sources of funding, in order to finance social infrastructure projects that involve private sector investment; and

•	minimizing interest and exchange rate risks associated with debt service through the use of derivatives.

In May 2005, Colombia and the IMF entered into a new 18-month, $613 million Stand-By Arrangement to support Colombia’s economic growth, replacing the expired two-year, approximately $2.3 billion Stand-By Arrangement entered into in January 2003. The 2005 Stand-By Arrangement expired on November 2, 2006 and Colombia decided to exit from the formal IMF funding program. For more information concerning the Stand-By Arrangements, see “Public Sector Finance—IMF Program” and “—IMF Visit in January 2009.”

As part of Colombia’s external liability management program, the Government plans to continue to conduct liability management transactions in order to reduce exposure to exchange rate risks and refinancing risks.

On January 6, 2009, Colombia issued $1,000,000,000 of its 7.375% Notes due 2019, in order to finance its budget for 2009. On April 14, 2009, Colombia reopened its 7.375% Notes due 2019 for an additional amount of $1,000,000,000, in order to finance its budget for 2010.

The following table shows the external funded debt of the public sector by creditor.

Public Sector External Funded Debt by Creditor(1)(2)

	At December 31,
	2004	2005	2006	2007	2008
	(millions of U.S. dollars)
Multilaterals
IADB	$4,999	$3,712	$4,422	$4,924	$5,684
World Bank	3,496	3,892	4,582	4,833	5,329
Others	1,612	1,707	1,556	1,349	1,330

Total Multilaterals	10,107	9,311	10,559	11,105	12,343
Commercial Banks	1,631	1,313	1,064	1,143	1,058
Export Credit Institutions	544	417	332	292	233
Bonds	12,667	12,391	13,739	13,969	13,506
Foreign Governments	257	202	208	1,559	1,549
Suppliers	112	82	61	43	30
Resident Financial Institutions	0	0	0	0	0

Total	$25,318	$23,716	$25,963	$28,113	$28,720

Totals may differ due to rounding.

1:	Debt with an original maturity of more than one year.

2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31 of each year.

3:	Debt with resident financial institutions is not included in the public entities outstanding.

Source: Debt Database—Ministry of Finance.

Early Payment of IADB Emergency Loans

In April 2005, Colombia made an early payment in the amount of $1.25 billion under its emergency loans with the IADB. In order to make this early payment, the Central Government purchased international reserves from Banco de la República using the peso proceeds of its offerings of TES bonds completed in the local market during 2004 and 2005. Banco de la República, in turn, used the pesos it received from the Central Government in connection with such purchases of international reserves to acquire TES bonds in secondary market transactions.

Following the early payment of $1.25 billion to the IADB, Colombia began negotiations with the IADB for new loans. Proceeds of the new loans will be used to finance public investment in infrastructure projects. Disbursements of loans from the IADB totaled approximately $350.0 million in 2005, $911.4 million in 2006, $608.7 million in 2007 and $957.1 million in 2008.

The following table shows the external funded debt of the public sector by currency.

Public Sector External Funded Debt by Currency

	At December 31, 2008(1)
	Central Government	Guaranteed	Non–Guaranteed	Total	Percentage of Total
	(millions of U.S. dollars)
U.S. Dollars	$19,210	$923	$2,273	$22,406	78.01%
World Bank Basket of Currencies(2)	117	13	0	130	0.45%
Euros	662	61	2	726	2.53%
Japanese Yen	248	59	25	332	1.16%
Unit Account(3)	613	307	0	920	3.20%
Pounds Sterling	0	0	0	0	0.00%
Colombian Pesos	3,392	385	297	4,074	14.18%
Others	107	25	0	133	0.46%

Total	$24,351	$1,773	$2,596	$28,720	100.0%

Totals may differ due to rounding.

1:	Preliminary. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2008.

2:	Consists primarily of dollars, Yen, Swiss Francs and euros.

3:	Corresponds to the monetary unit used by the IADB in its transactions, expressed in U.S dollars.

Source: Debt Database—Ministry of Finance.

The following table sets forth the amortization schedule for principal payments on Colombia’s public sector external debt outstanding at December 31, 2008.

Public Sector External Debt Amortization Schedule (1)(2)

Signed Loans and Bonds

	Debt Outstanding at December 31, 2008(3)	2009	2010	2011	2012	After 2012
		(millions of U.S. dollars)
Multilaterals
IADB(4)	$5,684	$312	$363	$357	$363	$4,882
World Bank(4)	5,329	191	359	295	351	6,124
Others	1,330	178	144	148	146	950

Total Multilaterals	12,343	680	866	800	861	11,956
Commercial Banks	1,058	251	176	134	129	583
Export Credit Institutions	233	74	46	31	20	71
Bonds	13,506	626	929	468	1,184	11,719
Foreign Governments	1,549	24	21	17	17	1,473
Suppliers	30	12	5	4	4	8

Total External Debt	$28,720	$1,666	$2,043	$1,453	$2,213	$25,811

Totals may differ due to rounding.

1:	Debt with original maturity of more than one year. Amortization figures in this table include both scheduled payments on outstanding debt and projected payments on debt not yet disbursed but for which commitments have been made and are planned to be disbursed.

2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2008.

3:	Debt with domestic financial institutions is not included in the debt outstanding.

4:	Amortization payments to the IADB and World Bank have been re-expressed using a revaluation factor based on the basket of currencies in which those debts are denominated on the date the transaction closed.

Source: Debt Database—Ministry of Finance.

Debt Record

Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

TABLES AND SUPPLEMENTARY INFORMATION

Public Debt of the Republic of Colombia

External Public Debt

Direct Funded Debt (1)

Bond Issues

Interest Rate and Title	Year of Issue	Year of Final Maturity	Currency	Principal Amount Disbursed		Principal Amount Outstanding at Dec. 31, 2008
				(millions of original currency)		(millions of dollars)
Central Government
8.700% Notes Due 2016	1996	2016	USD		$200	118
8.66% Notes Due 2016	2004	2016	USD		$17	17
(*)8.375% Notes Due 2027	1997	2027	USD		$250	155
10.875% Global Bonds due 2004	1999	2028	USD		$500	9
(*)9.75% Global Bonds due 2009	1999	2009	USD		$765	585
11.75% Global Bonds due 2020	2000	2020	USD		$1,075	796
9.75% Amortizing Notes due 2011 Guaranteed by the World Bank	2001	2011	USD		$1,000	109
11.5% Notes due 2011	2001	2011	EUR		€400	326
10% Global Bonds due 2012	2001	2012	USD		$900	900
10.5% Global Bonds due 2010	2002	2010	USD		$507	281
10.75% Global Bonds due 2013	2002	2013	USD		$750	750
(*)10.375% Global Bonds due 2033	2003	2033	USD		$635	341
(*)8.125% Global Bonds due 2024	2004	2024	USD		$1,000	1,000
(*)8.25% Global Bonds due 2014	2004	2014	USD		$1,000	1,000
(*)11.75% Global TES due 2010	2004	2010	COP	Ps.	1,247,991	477
(*)12% Global TES due 2015	2005	2015	COP	Ps.	2,580,037	1,150
3 mo. Libor +355 bps Notes due 2013	2005	2013	USD		$335	262
3 mo. Libor +180 bps Notes due 2015	2005	2015	USD		$400	400
1.94% Notes due 2012	2005	2012	JPY		¥22.500	248
(*)7.375% Notes due 2017	2006	2017	USD		$1,650	1,650
(*)7.375% Notes due 2037	2006	2037	USD		$1,468	1,818
9.85% Global TES due 2027	2007	2027	COP	Ps.	1,924,515	858

Total:						$13,248

1:	Includes external-internal bonds (i.e., bonds payable in U.S. dollars, but sold in the domestic market). Includes only medium- and long-term funded debt (i.e., debt with an original maturity of more than one year). At December 31, 2008.

2:	Principal amount outstanding at December 31, 2008 was converted to U.S. dollars at the exchange rate on December 31, 2008.

(*)	Includes reopenings.

Source: Debt Database—Ministry of Finance.

Loans from Multilateral Institutions

Lender	Interest Rate	Currency	Principal Amount Outstanding at December 31, 2008
			(millions of U.S. dollars)
World Bank	Various	Various	$4,983
IADB	Various	Various	5,007
Others	Various	Various	956

Total			$10,946

Totals may differ due to rounding.

Source: Debt Database—Ministry of Finance.

Loans from Banks and Suppliers (1)

Title	Interest Rate	Date of Agreement	Year of Final Maturity	Currency	Principal Amount Disbursed	Principal Amount Outstanding at December 31, 2008
					(millions of U.S. dollars)
Other Commercial Bank Loans	Various	Various	Various	Various	n.a.	56
Export Credits	2%-7.75%	Various	Various	USD, EUR	n.a.	30
Governments	0%-4.83%	Various	Various	USD, EUR, CNY	n.a.	70
Suppliers	4.03%-8.37%	Various	Various	USD	n.a.	1

Total						$157

n.a. = Not available.

Totals may differ due to rounding.

1:	Medium- and long-term indebtedness.

Source: Debt Database—Ministry of Finance.

Total Outstanding Long-Term Direct External Debt	$24,351

Other External Public Sector Debt

Guaranteed Debt and Non-guaranteed Debt

Borrower	Guaranteed Debt	Non Guaranteed Debt	Principal Amount Outstanding at December 31, 2008
Non-Financial Public Sector:
ACUEDUCTO METROPOLITANO DE BUCARAMANGA S.A E.S.P	$1	$0	$1
AEROCIVIL	0	1	1
AGUAS DEL MAGDALENA	19	0	19
AGUAS Y AGUAS DE PEREIRA	16	0	16
BOGOTA DISTRITO CAPITAL	223	292	515
C.A.R.	28	0	28
DEPARTAMENTO DE ANTIOQUIA	30	0	30
DEPARTAMENTO DE CESAR	22	0	22
DEPARTAMENTO DE CUNDINAMARCA	20	0	20
DISTRITO TUR/CUL DE CARTAGENA	66	0	66
E.A.A.B. ESP	43	0	43
E.E.E.B- E.S.P	6	710	716
E.P.M.DE B/MANGA	0	0	0
E.P.M.DE MEDELLIN	425	32	457
E.P.M TELCO S.A E.S.P		150	150
E.T.B	0	0	0
E.T.BARRANQUILLA	0	7	7
E.T.M.V.A.METRO	312	0	312
EMCALI	73	18	91

FEDECAFE	0	127	127
I.C.A.	1	0	1
I.S.A.	59	109	168
ICETEX	36	0	36
ICFES	1	0	1
INTERNEXA	0	0	0
INVIAS	13	0	13
ISAGEN S.A.	220	20	240
MUNICIPIO DE CALI	7	0	7
MUNICIPIO DE MEDELLIN	9	0	9
MUNICIPIO DE PASTO	4	0	4
SENA	1	0	1
TGI. TRANSPORTADORA DE GAS DEL INTERIOR S.A ESP	0	750	750
URRA S.A	45	0	45
Total Non-Financial Public Sector:	1,679	2,217	3,896
Financial Public Sector:
BANAGRARIO	1	0	1
BANCOLDEX	35	330	364
FINDETER	58	50	108
Total Financial Public Sector:	93	380	473

TOTAL:	$1,773	$2,596	$4,369

Totals may differ due to rounding.

1:	Colombia Movil S.A. E.S.P. is not included because it was privatized on June 28, 2006.

2:	Medium- and long-term indebtedness.

3:	Subject to revision

Source: Debt Database—Ministry of Finance.

Internal Public Debt

Direct Debt(1)

Bond Issues and Banco de la República

Description	Year of Final Maturity	Interest Rate	Principal Amount Outstanding at December 31, 2008
			(millions of pesos)
Treasury Bonds	Various	Various	Ps.	101,914,681
Pension Bonds	Various	Various		9,182.099
FOGAFIN Bonds	Various	Various		1,289,141
Law 546 Bonds(2)	Various	Various		608,122
TRD	Various	Various		4,211,430
Peace Bonds	Various	Various		91,211
Constant Value Bonds	Various	Various		1,776,402
Security Bonds	Various	Various		5,403
Banco Agrario	Various	Various		411,930
Other Bonds	Various	Various		43,039
Other Assumed Debt	Various	Various		1,073
Other	Various	Various		137,678

Total			Ps.	119,672.211

Totals may differ due to rounding.

1:	Total as of December 31, 2008.

2:	Includes Law 546 and debt reduction bonds.

Source: Debt Registry Office—General Directorate of Public Credit—Ministry of Finance. www.minhacienda.gov.co – Public Credit- TES - Ministry of Finance.

Internal Public Debt

Guaranteed Debt(1)

Principal Amount Outstanding at December 31, 2008
(millions of dollars)
CEDELCA	$53.72
Department of Archipelago de S	6.22
Department of Magdalena	18.69
Department of Narino	10.34
Department of Santander del Sur	13.32
Department of Cauca	2.60
Department of Valle del Cauca	4.94
District of Barranquilla	78.22
EMCALI	4.65
Municipality of Aracataca	2.10
Municipality of Belen de los Andes	0.49
Municipality of Cali	275.21
Municipality of Corozal	1.60
Municipality of Dagua	1.38
Municipality of Fonseca	0.63
Municipality of Fundacion	0.12
Municipality of Istmina	0.56
Municipality of Magangue	5.45
Municipality of Plato	1.12
Municipality of Puerto Asis	0.82
Municipality of Riohacha	0.60
Municipality of Salamina	0.59
Municipality of Tado	0.54
Municipality of Toluviejo	0.38
Municipality of Villanueva	0.51
Satena	125.11

Total	$607.33

1:	Medium- and long-term indebtedness. At December 31, 2008, the Republic had no outstanding guarantees of floating public sector internal debt.

Source: Ministry of Finance.